                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________________________________________________

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________________________________

Commission file number________________________________________________________

                                GOLAR LNG LIMITED
----------------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                GOLAR LNG LIMITED
----------------------------------------------------------------------------
                (Translation of Registrant's name into English)

                                     Bermuda
----------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

 Par-la-Ville Place, 14 Par-la-Ville Road, 4th Floor, Hamilton, HM 08, Bermuda
----------------------------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

            Title of each class                   Name of each exchange
                                                   on which registered
                                      NONE
----------------------------------------------------------------------------
Securities registered or to be registered pursuant to section 12(g) of the Act.

Common Shares, par value one dollar per share.

----------------------------------------------------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
----------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

56,012,000 common shares, par value one dollar per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes                No      X
                            --------          ---------


Indicate by check mark which financial statement item the registrant has elected to follow.

                    Item 17              Item 18    X
                             -------             --------

                                TABLE OF CONTENTS

                                                                            Page

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS....................1

   ITEM 1.  Identity Of Directors, Senior Management and Advisers............2

   ITEM 2.  Offer Statistics and Expected Timetable..........................3

   ITEM 3.  Key Information..................................................3

   ITEM 4.  Information On The Company......................................14

   ITEM 5.  Operating and Financial Review and Prospects....................36

   ITEM 6.  Directors, Senior Management and Employees......................54

   ITEM 7.  Major Shareholders and Related Party Transactions...............56

   ITEM 8.  Financial Information...........................................61

   ITEM 9.  The Offer and Listing...........................................62

   ITEM 10. Additional Information..........................................63

   ITEM 11. Quantitative and Qualitative Disclosures About Market Risk......73

   ITEM 12. Description of Securities Other Than Equity Securities..........74

   ITEM 13. Dividend Arrearages and Delinquencies...........................74

   ITEM 14. Material Modifications to the Rights of Security Holders
            and Use of Proceeds.............................................74

   ITEM 15. Reserved........................................................74

   ITEM 16. Reserved........................................................74

   ITEM 17. Financial Statements............................................74

   ITEM 18. Financial Statements............................................74

INDEX TO COMBINED FINANCIAL STATEMENTS......................................F-1

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This registration statement contains assumptions, expectations, projections, intentions and beliefs about future events, in particular under
Item 4, "Information on the Company - Our Business Strategy" and Item 5, "Operating and Financial Review and Prospects". These statements are intended as "forward-looking statements." We may also from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission, other information sent to our stockholders, and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

     All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

     o    future operating or financial results;

     o statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

     o    statements   about  LNG  market  trends,   including   charter  rates,
          development of a spot market, factors affecting supply and demand, and opportunities for the profitable trading of LNG;

     o expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels' useful lives; and

     o    our ability to obtain additional financing.

     When  used  in  this   document,   words  such  as   "believe,"   "intend,"
"anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     We undertake no obligation to publicly update or revise any forward-looking statements contained in this registration statement, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this registration statement might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

                                     PART I

ITEM 1.  Identity Of Directors, Senior Management and Advisers

Directors and Executive Officers

Name                 Business Address           Position
----                 ----------------           --------

John Fredriksen      Sandy Beach Apartments     Chairman of the Board,
                     Block 3, Flat Y3431        President and Director
                     61 Amathountos Avenue
                     4532 Ayios Tychonas Area
                     CY-3105 Limassol
                     Cyprus

Tor Olav Troim       Anna Court                 Deputy Chairman of the Board,
                     Block I, Flat B2           Chief Executive Officer, Vice
                     Georgiou 1                 President and Director
                     Yermasoyia
                     CY 4040 Limassol
                     Cyprus

A. Shaun Morris      Cedar House                Director
                     41 Cedar Avenue
                     P.O. Box HM 1179
                     HM EX Hamilton Bermuda

Timothy Counsell     Cedar House                Director
                     41 Cedar Avenue
                     P.O. Box HM 1179
                     HM EX Hamilton Bermuda

Sveinung Stohle      30 Marsh Wall              Executive Vice President
                     London, United Kingdom
                     E14 9TP

Graeme McDonald      30 Marsh Wall              Chairman of Golar Management
                     London, United Kingdom     Limited and Technical Director
                     E14 9TP

Graham Griffiths     30 Marsh Wall              General Manager of the Fleet
                     London, United Kingdom
                     E14 9TP

Kate Blankenship     Par-la-Ville Place,        Chief Accounting Officer and
                     14 Par-la-Ville Road,      Company Secretary
                     4th Floor
                     Hamilton, HM 08, Bermuda

Graham Robjohns      30 Marsh Wall              Group Financial Controller
                     London, United Kingdom
                     E14 9TP
Auditors

Name                    Address
----                    -------

PricewaterhouseCoopers  Harman House
                        1 George Street
                        Uxbridge, London UB8 1QQ
                        United Kingdom

ITEM 2.  Offer Statistics and Expected Timetable

      Not Applicable

ITEM 3.  Key Information

Selected Financial Data

     The following selected consolidated and combined financial and other data summarize our historical consolidated and combined financial information. The selected combined financial data as of and for the six months ended June 30, 2002 and 2001 have been derived from our unaudited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of that information. We derived the information as of and for the years ended December 31, 2001, 2000 and 1999 from our audited combined and consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and the information as of and for the year ended December 31, 1998, from our unaudited combined and consolidated financial statements prepared in accordance with U.S. GAAP. This information should be read in conjunction with "Operating and Financial Review and Prospects" and our historical financial statements and the notes thereto included elsewhere in this registration statement.

     We are a holding company formed on May 10, 2001. We acquired our liquefied natural gas, or LNG, operations from Osprey Maritime Limited, a company indirectly controlled by our Chairman, President and controlling shareholder, John Fredriksen. The LNG operations were a fully integrated business of Osprey Maritime Limited prior to our acquisition. Accordingly, the following financial information for the year ended December 31, 2000 and 1999 and for periods that include the five months to May 31, 2001 has been derived from the financial statements and accounting records of Osprey Maritime Limited and reflects significant assumptions and allocations. The following annual historical financial information does not reflect any significant changes that will occur in the operations and funding of the LNG operations as a result of our acquisition. See "Unaudited Pro-Forma Financial Information." Consequently, our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Osprey Maritime Limited in the period for which annual historical financial data are presented for the year ended December 31, 2000 and 1999 and for periods that include the five months to May 31, 2001 below, and, similarly may not be indicative of our future operating results or financial performance. The financial information for the six months ended June 30, 2002 reflects the results of operations and cash flows of our business on a stand alone business under the new ownership structure.

     We do not include selected financial information for the year ended December 31, 1997. Osprey acquired its LNG operations by purchasing Gotaas-Larsen Shipping Corporation from an unrelated third party on July 31, 1997. Gotaas-Larsen had substantial other operations in addition to its LNG operations. Osprey acquired financial information relating to Gotaas-Larsen as a whole, but did not acquire separate financial records relating to Gotaas-Larsen's LNG operations. Therefore, we are not able to prepare financial statements for the results of Gotaas-Larsen's LNG operations or to include summary financial data for the year ended December 31, 1997.

                                                At or for the                                       At or for the
                                                   Six Months                                         Fiscal Year
                                                        Ended                                               Ended
                                                      June 30                                         December 31
                                            2002         2001         2001         2000         1999         1998
                                         -------      -------      -------       ------      -------      -------
(in thousands of $, except             (unaudited)(unaudited)                                         (unaudited)
per common share data
and fleet data)
Income Statement Data:
Total operating revenues                  64,520       53,779      114,223      113,009       81,792       78,254
Vessel operating costs (1)                13,594       11,410       24,537       20,973       18,249       19,969
Administrative expenses                    2,708        2,656        8,232        7,715        7,935       10,007
Restructuring costs                           --        1,894        1,894           --           --           --
Depreciation and amortization             15,682       16,238       31,614       36,488       29,464       29,715
Net operating income                      32,536       21,581       47,946       47,833       26,144       18,563
Net financial expenses                   (17,375)     (22,422)     (41,617)     (44,820)     (27,764)     (31,591)
Net income (loss) before                  15,161         (841)       6,329        3,013       (1,620)     (13,028)
income taxes and minority
interests
Income taxes and minority                    (42)       1,702        1,963        3,517          237         (236)
interests
Net income (loss)                         15,119       (2,543)       4,366         (504)      (1,857)     (12,792)
Earnings (loss) per common
share - basic and diluted (2)               0.27        (0.05)        0.08        (0.01)       (0.03)       (0.23)
Cash dividends per
common share                                  --           --           --           --           --           --
Weighted average number                   56,012       56,012       56,012       56,012       56,012       56,012
of shares - basic (2)
Weighted average number                   56,019       56,012       56,019       56,012       56,012       56,012
of shares - diluted (2)

Balance Sheet Data (at
end of period):
Cash and cash equivalents                 51,613       37,874       57,569        5,741        2,567        1,806
Restricted cash and
short-term investments                    13,235       13,690       14,163       13,091           --           --
Short-term investments                        --       18,417           --       14,231           --           --
Amounts due from related
parties                                      231           27          261           --           --           --
Newbuildings                             234,216       32,612      132,856           --      158,110           --
Vessels and equipment, net               630,313      648,737      641,371      765,559      541,922      568,959
Total assets                             941,344      763,067      855,991      817,990      724,101      594,264
Current portion of
long-term debt                            42,341       25,603       41,053       10,171           --           --
Current indebtedness due                  16,259           --       85,278       12,000       12,000           --
to related parties
Long-term debt                           593,478      508,918      483,276      204,329      126,308           --
Long-term debt due to
related parties                           32,703           --           --      287,400      329,400      352,400
Minority interest                         18,188       25,765       25,820       26,011       14,250           --
Stockholders' equity                     189,515      163,552      174,397      257,034      225,056      220,641
Common shares outstanding(2)              56,012       56,012       56,012       56,012       56,012       56,012

Fleet Data (unaudited)
Number of vessels at end of                    6            6            6            6            5            5
period (3)
Average number of vessels                      6            6            6            6            5            5
during period (3)
Average age of vessels                      20.9         19.9         20.4         19.4         22.1         21.1
Total calendar days
for fleet                                  1,086        1,086        2,190        2,182        1,825        1,825
Total operating days for
fleet (4)                                  1,064          991        2,060        2,103        1,673        1,566
Average daily time charter
earnings (5)                             $58,900      $51,000      $53,600      $50,900      $43,300      $42,100
Average daily vessel
operating costs (6)                      $12,500      $10,500      $11,200       $9,600      $10,000      $10,900

Footnotes

(1) Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance. In addition, they include an allocation of overheads allocable to vessel operating expenses.
(2) Since our financial results were "carved out" of those of Osprey, we did not record any specific share capital for the period before we acquired Osprey's LNG assets and operations. To provide a measurement of earnings per share, we use for basic earnings per share the 12,000 shares issued in connection with the formation of Golar on May 10, 2001 and the subsequent issuance of 56 million shares in our Norwegian placement as described in
     Note 1 to our Combined Financial Statements. Basic earnings per share is computed based on the income (loss) available to common shareholders and the weighted average number of shares outstanding. The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.
(3) We own 60 percent of one of our vessels and 100 percent of our remaining five vessels.
(4) The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days offhire. We define days offhire as days spent on repairs, drydockings, special surveys and vessel upgrades or awaiting employment during which we do not earn charter hire.
(5) We calculate average daily time charter earnings by dividing our time charter revenues by the number of calendar days minus days for scheduled offhire. We do this calculation on a vessel by vessel basis.
(6) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. We do this calculation on a vessel by vessel basis.

                         Capitalization and indebtedness

The following table sets forth our unaudited capitalization as of September 30, 2002 calculated on an actual basis at June 30, 2002 adjusted to reflect drawdown from and repayment of our various facilities and the reclassification of amounts deemed current.

This table should be read with "Operating and Financial Review and Prospects" and the audited financial statements, unaudited interim financial statements, unaudited pro-forma combined financial information and other financial information included in this Registration Statement.

                                                                       As
                                                     Actual        Adjusted
    (in thousands of $)                                            (Unaudited)
    Current portion of long-term debt                 42,341   (a)    43,135
    Short-term debt due to related parties            16,259   (b)         -
    Long-term debt                                   593,478   (a)   587,557
    Long-term debt due to related parties             32,703   (b)    48,962
                                                    ---------      ----------
         Total Debt                                  684,781   (c)   679,654
                                                    ---------      ----------

    Stockholders' equity
    Share Capital                                     56,012          56,012
    Additional Paid in Capital                       112,281         112,281
    Accumulated Other Comprehensive Income (Loss)    (1,472)         (1,472)
    Retained Earnings                                 22,694          22,694
                                                    ---------      ----------
         Total Stockholders' equity                  189,515         189,515
                                                    ---------      ----------

                                                    ---------      ----------
    Total capitalization                             874,296         869,169
                                                   ==========      ==========

     (a) This adjustment reflects repayments of debt which occurred between July 1, 2002 and September 30, 2002, drawdown under an existing facility and the reclassification of amounts deemed current as of September 30, 2002.

     Between July 1, 2002 and September 30, 2002, $7.5 million of debt was repaid in relation to the Golar LNG facility and $2.4 million relating to capitalized interest was drawndown under the Newbuilding facility.

     (b) This adjustment reflects the reclassification of amounts deemed current as of September 30, 2002. At June 30, 2002 outstanding loans from Greenwich totaled $49.0 million, of which $16.3 million was due in October 2002.

     In September, 2002, Greenwich confirmed the availability of an extension to these loans such that the total amount drawn down under this facility of $49.0 million can remain outstanding, if required, until December 2003.

     (c) At September 30, 2002 our indebtedness consisted of the following:

    (in thousands of $)
                                                   Unaudited
    Related party loans from Greenwich                48,962
    Mazo facility                                    198,917
    Golar LNG facility                               297,500
    Newbuilding facility                             134,275
                                                  ----------
                                                     679,654
                                                  ----------

     All loans are secured principally by existing vessels or vessels under construction.

     The related party loans from Greenwich were financed by Greenwich through third party bank borrowings, which we have guaranteed. Our guarantee of Greenwich's third party loans are secured by an assignment of the related shipbuilding contacts, refund guarantees and, where applicable, the shipowning subsidiaries' bank accounts.

     The Mazo facility is secured by a mortgage on the vessel Golar Mazo, the capital stock of the partly-owned subsidiary that owns the vessel, and an assignment to the lender of the vessel's earnings, insurance and the vessel's charter. In addition, in connection with the Mazo facility, a collateral agreement has been entered into with a bank consortium and a bank Trust Company. This agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the Trust Company during the period of the Mazo loan.

     The Golar LNG facility is secured by a mortgage on each of our five wholly-owned vessels, the capital stock of our wholly-owned shipowning subsidiaries which owns each vessel, and an assignment to the lender of our wholly-owned vessels' earnings, insurance and the vessels' charters.

     The Newbuilding facility is secured by the shipbuilding contract for hull number 2215, and a pledge of the shipowning subsidiary's bank accounts and capital stock.

                         Pro-Forma Financial Information

     We are a holding company formed on May 10, 2001, that currently owns and operates a fleet of six LNG carriers. We own five of our vessels through wholly-owned subsidiaries and we have a 60 percent interest in the sixth vessel. This last vessel, the Golar Mazo, was delivered to us in January 2000 as a newbuilding. Additionally, we have contracts to build four LNG carriers. Our six LNG carriers are all currently employed under long-term charter contracts.

     Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970, and was acquired by Osprey Maritime Limited, a Singapore publicly traded company, in 1997.

     In August 2000, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman, president and controlling shareholder, commenced an acquisition of Osprey. World Shipholding gained a controlling interest of more than 50 percent of Osprey in November 2000 and increased this interest to over 90 percent in January 2001. World Shipholding completed its acquisition in May 2001. This acquisition was accounted for as a step-by-step purchase transaction and the purchase price was therefore allocated to the assets and liabilities acquired based on their fair value as of each acquisition date with vessels being valued on the basis of discounted expected future cash flows. In each step of the acquisition, the fair value of the net assets acquired exceeded the purchase price with resulting negative goodwill allocated to the recorded values of the vessels. These purchase price allocations were pushed down and reflected in our financial statements from February 1, 2001.

     On May 31, 2001, we acquired the LNG shipping interests of Osprey, which included one newbuilding contract and an option for a further newbuilding contract. We also entered into a purchase agreement with Seatankers Management Company Ltd., to purchase its one newbuilding contract for a LNG carrier and its option to build three new LNG carriers.

     In addition to controlling  Seatankers,  Mr. Fredriksen indirectly controls
50.01 percent of our shares through World Shipholding. As required under U.S. GAAP, our purchase of the LNG operations of Osprey and Seatankers has been reflected in our financial statements as transactions between entities under common control. We have recorded the LNG assets and liabilities we acquired at the amounts previously reflected in the books of World Shipholding and Seatankers on what is known as a "predecessor basis". Under the predecessor basis of accounting, tangible and intangible assets acquired and liabilities assumed are recorded in our books at the amount at which they would have been recorded in the books of World Shipholding and Seatankers. The difference between our purchase price and this predecessor basis was reflected as a reduction in equity in a capital reorganization.

     The following unaudited pro-forma condensed statement of operations gives effect to our acquisition of the LNG interests of Osprey and Seatankers under the predecessor basis of accounting the push down of World Shipholding's basis of accounting, and our capital reorganization as if these events had occurred on and from January 1, 2001. The pro-forma condensed statement of operations is presented for illustrative purposes only. The pro-forma adjustments are based upon available information and assumptions that management believes are reasonable. The pro-forma condensed statement of operations does not purport to represent what the results of operations would actually have been if the acquisition had in fact occurred on such date, nor do they purport to project our results of operations for any future period or as of any date, respectively.

     The unaudited pro-forma condensed statement of operations does not give effect to any restructuring costs or to any potential costs savings or other operating efficiencies that could result from our acquisition of the LNG interests of Osprey and Seatankers. The unaudited pro-forma condensed statement of operations should be read in conjunction with our financial statements and the related notes, and the other financial information included elsewhere in this Registration Statement.

     Our  condensed  historical  statement  of  operations  for the  year  ended
December 31, 2001 is derived from the audited historical statements of operations included in Item 18 of this Registration Statement.

            Unaudited Pro-Forma Combined Statement of Operations
                      for the Year Ended December 31, 2001

                                             Golar       Pro-Forma      Golar
                                   Notes   Historical   Adjustments   Pro-Forma
                                   -----   ----------   -----------   ---------
(in thousands of $, except
per share data)

Total operating revenues                      114,223            --     114,223

Vessel operating costs                         24,537            --      24,537
Administrative expenses                         8,232            --       8,232
Restructuring expenses                          1,894            --       1,894

Depreciation and amortization          1       31,614          (621)     30,993

                                             ----------------------------------
Net operating income                           47,946           621      48,567
                                             ----------------------------------

Interest income                                 3,254            --       3,254
Interest expense                       2      (32,508)          866          --
Other financial items                  3      (12,363)        4,935      (7,428)

                                             ----------------------------------
Income before taxes and
minority interest                               6,329         6,422      12,751
                                             ----------------------------------

Minority interest                               1,607            --       1,607
Taxes                                             356            --         356

                                             ----------------------------------
Net income                                      4,366         6,422      10,788
                                             ----------------------------------

Earnings per share -
basic and diluted                      4        $0.08         $0.11       $0.19

Notes to Pro-Forma Unaudited Combined Statements of Operations

1. This adjustment reflects the estimated adjustment to depreciation and amortization expense had the push down basis of accounting been applied as of January 1, 2001.

2. In May 2001 we entered into a secured loan facility for an amount of $325 million that was specifically obtained for financing the acquisition of the LNG interests of Osprey. This adjustment represents the estimated decrease in interest expense that would have occurred if the financing had taken place as of January 1, 2001. The pro-forma adjustment for the year ended December 31, 2001 for interest expense is calculated as follows:

                                                              Interest from
(in thousands of $, except               Interest   Annual    January 1, 2001
interest rate)                    Amount     Rate   Interest  to May 31, 2001(c)
--------------                    ------      ----   --------  -----------------

 Golar LNG facility (a)         $325,000  5.49%(b)    $17,843             $7,434

Interest expense associated
with the refinanced facility                                               8,300
reflected in the financial
statements from January 1,
2001 to May 31, 2001
                                                               -----------------
Total pro-forma interest                                                     866
adjustment
                                                               -----------------

     (a) Assumes the entire principal balance of $325 million was outstanding from January 1, 2001 to May 31, 2001.
     (b) Interest on the Golar LNG facility is based on LIBOR + 1.50 percent. As of May 31, 2001 the three month LIBOR rate was 3.99 percent.

     A change in the underlying interest rate of 1/8 percent for the Golar LNG facility would result in an increase/decrease in interest expense of $406,000 for the year ended December 31, 2001. (c) Calculated by taking 5/12th of the annual interest calculation.

3. This adjustment represents the estimated adjustment of amortization of deferred charges and financing fees resulting from our recapitalization. In particular, it assumes the refinancing of five of our vessels in accordance with the financing terms we obtained in May 2001 as mentioned above.

     The adjustment also reflects the elimination of the financial impact of interest rate swaps maintained by Osprey and allocated to us in the preparation of the combined historical financial statements until our May 2001 separation. These swap agreements were not assumed by us.

     The adjustment comprises the following amounts:

     (in thousands of $)

      Amortization of deferred charges and financing fees                  3,056
      Impact of elimination of interest rate swaps                         1,879
                                                                   -------------
                                                                           4,935
                                                                   -------------

     The pro-forma adjustment for amortization of deferred charges and financing fees is calculated as follows:

                                                                    Charge from
                                                                     January 1,
                                                                        2001 to
                                                                        May 31,
                                                                           2001
                                                                     ----------
     Amortization of deferred charges and financing fees from
     January 1, 2001 to May 31, 2001 associated with Golar LNG              195
     facility

     Amortization  of  deferred  charges and  financing  fees
     reflected in the financial  statements from January 1, 2001
     to May 31, 2001 associated with refinanced Facility                   (939)

     Deferred finance charges associated with refinanced
     facility written off as a result of refinancing reflected
     in the financial statements from January 1, 2001 to
     May 31, 2001                                                        (2,312)
                                                                     ----------

     Total pro forma adjustment                                           3,056)
                                                                     ----------

4. To provide a measurement of pro forma earnings per share, we use for basic earnings per share the 12,000 shares issued in connection with the formation of Golar on May 10, 2001 and the subsequent issuance of 56 million shares in our Norwegian placement as described in Note 1 to our Audited Financial Statements. Pro forma earnings per share is computed based on the income (loss) available to common shareholders and the weighted average number of shares outstanding. As noted in Note 9 to the Audited Financial Statements, the increase in weighted average outstanding shares for potentially dilutive securities was approximately 7,000 shares.

Risk Factors

     Some of the following risks relate principally to our business or to the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares. Any of these risks, or any additional risks not presently known to us or that we currently deem immaterial, could significantly and adversely affect our business, our financial condition, our operating results and the trading price of our shares.

Risks Related to our Business

Currently, we generate substantially all of our revenue under six long-term agreements with two customers, and the unanticipated loss of any of these agreements or either customer would likely interrupt our related cash flow.

     We currently generate substantially all of our revenue under a total of six long-term charters with two large and established customers. In the year ended December 31, 2001, British Gas accounted for 40 percent and Pertamina accounted for 55 percent of our total operating revenues, respectively. All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer's breach. Our customers may terminate their charters with us if, among other events, the relevant vessel is lost or damaged beyond repair. The unanticipated loss of any of these charters or either customer would likely interrupt our related cash flow because we cannot be sure that we would be able to enter into attractive replacement charters on short notice. A persistent and continued interruption of our cash flow could, in turn, substantially and adversely affect our financial condition.

If construction of any of the four LNG carriers we have ordered were to be substantially delayed or left incomplete, our earnings and financial condition could suffer.

     We have binding contracts for the construction of four new LNG carriers, or newbuildings, by two established Korean shipyards. While each shipbuilding contract contains a liquidated damages clause requiring the shipyard to refund a portion of the purchase price if delivery of a vessel is delayed more than 30 days, any such delay could adversely affect our earnings and our financial condition. In addition, if these shipyards were unable to deliver a particular vessel on time, we might be unable to perform under a related long-term charter and our earnings and financial condition could suffer.

Completion of our newbuilding program is dependent on additional debt financing.

     To pay the anticipated installments on the construction cost of our four newbuildings, we will need to obtain further loans or other financing in the amount of approximately $316 million as at October 2002. It is standard in the shipping industry to finance between 60 and 80 percent of the purchase price of vessels, or construction cost in the case of newbuildings, through traditional bank financing. In the case of vessels that have charter coverage, the debt finance percentage may increase significantly. One of our newbuildings has been employed on a long-term charter with British Gas and we have obtained financing for 100 percent of the cost of the vessel. If we were to obtain 60 percent debt financing to cover the installments due on our three remaining unfinanced newbuildings, this would equate to additional finance of approximately $235 million of the $316 million required. For further information concerning our future financing plans, including our current reliance on related party financing, see Item 5; "Operating and Financial Review and Prospects, Liquidity and Capital Resources - Newbuilding Contracts and Capital Commitments". To the extent we do not timely obtain necessary financing for a newbuilding, the completion of that newbuilding could be delayed or we could suffer financial loss, including the loss of all or a portion of the progress payments we had made to the shipyard.

We are considering various alternatives for the employment of our newbuildings, failure to find profitable employment for them could adversely affect our operations.

     We will incur substantial costs for the four newbuildings that we have ordered. The first newbuilding that will be delivered to us has been employed on a long-term charter that will commence on delivery. We are considering various employment opportunities for the remaining three newbuildings that may include medium-term or long-term charter contracts, trading in the developing spot LNG carrier charter market, that is, carrying LNG under short-term contracts of up to one year or on a per voyage basis, and entering LNG trading. If we cannot obtain profitable employment for these vessels, our earnings will suffer. If we are unable to secure term charter coverage for a newbuilding, we may be unable to obtain the financing necessary to complete that newbuilding. In addition, whether or not we employ our newbuildings profitably, we must service the debt that we incur to finance them.

If we do not accomplish our strategic objective of entering into other areas of the LNG industry, we may incur losses and our strategy to continue growing and increasing operating margins may not be realized.

     A part of our strategy reflects our assessment that we should be able to expand profitably into areas of the LNG industry other than the carriage of LNG. We have not previously been involved in other LNG industry businesses and our expansion into these areas may not be profitable. Our strategy to possibly expand into LNG trading as a principal is subject to material risks concerning availability of LNG production and terminal capacity, and expansion of a spot trading market for LNG and inherent trading risk. Our plan does not currently envision trading energy derivatives. Our plan to consider opportunities to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.

Our loan agreements impose restrictions that may adversely affect our earnings or that may prevent our shipowning subsidiaries, and our intermediate holding company that owns them, from taking actions that could be in our shareholders' best interest.

      Covenants in our loan agreements limit the ability of all our shipowning subsidiaries to:

     o merge into or consolidate with any other entity or sell or otherwise dispose of all or substantially all of their assets;

     o    make or pay equity distributions;

     o    incur additional indebtedness;

     o    incur or make any capital expenditure; or

     o materially amend, or terminate, any of our current charter contracts or management agreements.

In addition, if the ownership interest in us of John Fredriksen, our chairman, and his affiliated entities falls below 25 percent of our share capital, a default of a $325 million loan agreement to which we are a party would occur.

     In addition, covenants in our loan agreements may effectively prevent us from paying dividends should our board of directors wish to do so and may require us to obtain permission from our lenders to engage in some other corporate actions. Our lenders' interests may be different from those of our shareholders and we cannot guarantee investors that we will be able to obtain our lenders' permission when needed. This may adversely affect our earnings and prevent us from taking actions that could be in our shareholders' best interests.

If we do not maintain the financial ratios contained in our loan agreements, we could face acceleration of the due date of our bank loans and the loss of our vessels.

     Our loan agreements require us to maintain specific financial levels and ratios, including minimum available cash, ratios of current assets to current liabilities (excluding current long-term debt) and ratios of net debt to earnings before interest, tax, depreciation and amortization. Although we currently comply with these requirements, if we were to fall below these levels we would be in default of our loans and the due date of our debt could be accelerated, which could result in the loss of our vessels.

Servicing our debt substantially limits our funds available for other purposes.

     A large part of our cash flow from operations must go to paying principal and interest on our debt. As of September 30, 2002, our total indebtedness was $680 million and our ratio of indebtedness to total capital was 79 percent. We may incur additional debt of as much as $316 million to fund completion of our four newbuildings, and we may incur additional indebtedness to fund our possible expansion into other areas of the LNG industry. Debt payments reduce our funds available for expansion into other parts of the LNG industry, working capital, capital expenditures and other purposes. In addition, our business is capital intensive and requires significant capital outlays that result in high fixed costs. We cannot assure investors that our existing and future contracts will provide revenues adequate to cover all of our fixed and variable costs.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

     If we are in default on some kinds of obligations, such as those to our crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained for as little as 14 days as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.

It may be difficult to serve process on or enforce a United States judgment against us, our officers, our directors or some of our experts or to initiate an action based on United States federal or state securities laws outside of the United States.

     We are a Bermuda corporation and our executive offices are located outside of the United States. Our officers and directors and some of the experts named in this registration statement reside outside of the United States. In addition, substantially all of our assets and the assets of our officers, directors and some of our experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing a judgment obtained in a U.S. court to the extent assets located in the United States are insufficient to satisfy the judgment. In addition, there is uncertainty as to whether the courts outside of the United States would enforce judgments of United States courts obtained against us or our officers and directors or entertain original actions predicated on the civil liability provisions of the United States federal or state securities laws. As a result, it may be difficult for you to enforce judgments obtained in United States courts against our directors, officers and non-U.S. experts or to bring an action against our directors, officers or non-U.S. experts outside of the United States that is based on United States federal or state securities law.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax.

     If we are not eligible for exemption from tax under Section 883 of the U.S. Internal Revenue Code, we will be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50 percent of our shipping income attributable to the transport of cargoes to or from United States ports. We believe that if we were not eligible for exemption, under Section 883, our potential tax liability for the three calendar years 1999, 2000 and 2001 would have been $174,987, $29,458 and $487,000, respectively. Although we currently believe we are exempt from tax under Section 883 and intend to take this position on our U.S. tax return, reproposed regulations under Section 883, if they become final as proposed, may not permit us to continue to claim exemption from tax under Section 883.

Many of our seafaring employees are covered by industry-wide collective bargaining agreements and the failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

     We employ approximately 600 seafarers, of which a significant portion are subject to industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

If we are treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under U.S. tax laws.

     If we are treated as a passive foreign investment company in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a passive foreign investment company in 2001 or will be in any future year. However, passive foreign investment company classification is a factual determination made annually and thus may be subject to change if the portion of our income derived from other passive sources, including the spot trading of LNG for our own account, were to increase substantially. Moreover, the Internal Revenue Services may disagree with our position that time charters do not give rise to passive income for purposes of the passive foreign investment company rules. Accordingly, there is a possibility that we could be treated as a passive foreign investment company for 2001 or for any future year. Please see Item 10, "Additional Information; Taxation - U.S. Taxation of U.S. Holders" for a description of the passive foreign investment company rules.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

     As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in the world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the price of securities. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

     Future terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

Risks Related to the LNG Shipping Industry

Over time, charter rates for LNG carriers may fluctuate substantially. If rates happen to be lower at a time when we are seeking a charter for a vessel, our earnings will suffer.

     Charter rates for LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in natural gas prices could adversely affect our charter business as well as our business opportunities. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, then prevailing economic conditions in the LNG industry.

The LNG transportation industry is competitive and if we do not continue to compete successfully, our earnings could be adversely affected.

     Although we currently generate substantially all of our revenue under long-term contracts, the LNG transportation industry is competitive, especially with respect to the negotiation of long-term charters. Furthermore, new competitors with greater resources could enter this industry and operate larger fleets through consolidations, acquisitions, or the purchase of new vessels, and may be able to offer lower charter rates and more modern fleets. If we do not continue to compete successfully, our earnings could be adversely affected. Competition may also prevent us from achieving our goal of profitably expanding into other areas of the LNG industry.

Shipping companies generally must conduct operations in many parts of the world, and accordingly their vessels are exposed to international risks which could reduce revenue or increase expenses.

     Shipping companies, including those that own LNG carriers, conduct global operations. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism and other efforts to disrupt shipping. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States may increase the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability could affect LNG trade patterns and reduce our revenue or increase our expenses. Further, we could be forced to incur additional and unexpected costs in order to comply with changes in the laws or regulations of the nations in which our vessels operate. These additional costs could have a material adverse impact on our operating results, revenue, and costs.

Our insurance coverage may not suffice in the case of an accident or incident.

     The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disaster and property loss caused by adverse weather conditions, mechanical failures, human error, hostilities and other circumstances or events. The transportation of LNG is subject to the risk of LNG leakage and business interruptions due to political circumstances in foreign countries, hostilities and labor strikes. Events such as these may result in lost revenues and increased costs for us.

     We carry insurance to protect against the accident-related risks involved in the conduct of our business and environmental damage and pollution insurance. However, we cannot assure investors that we have adequately insured ourselves against all risks, that any particular claim will be paid out of such insurance or that we will be able to procure adequate insurance coverage at commercially reasonable rates or at all in the future. More stringent environmental regulations at times in the past have resulted in increased costs for insurance against the risks of environmental damage or pollution. Our insurance policies contain deductibles for which we will be responsible. They also contain limitations and exclusions that, although we believe them to be standard in the shipping industry, may increase our costs or lower our profits. Moreover, if the mutual insurance protection and indemnity association that provides our tort insurance coverage were to suffer large unanticipated claims related to the vessel owners, including us, that it covers, we could face additional insurance costs.

If any of our LNG carriers discharged fuel oil into the environment, we might incur significant liability that would increase our expenses.

     As with all vessels using fuel oil for their engines, international environmental conventions, laws and regulations, including United States' federal laws, apply to our LNG carriers. If any of the vessels that we own or operate were to discharge fuel oil into the environment, we could face claims under these conventions, laws and regulations. We must also carry evidence of financial responsibility for our vessels under these regulations. United States law also permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and a number of states have enacted legislation providing for unlimited liability for oil spills.

Any future changes to the laws and regulations governing LNG carrier vessels could increase our expenses to remain in compliance.

     The laws of the nations where our vessels operate as well as international treaties and conventions regulate the production, storage, and transportation of LNG. While we believe that we comply with current International Maritime Organization, or IMO, regulations, any future noncompliance could subject us to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. Furthermore, in order to continue complying in the future with United States federal and state laws and regulations as then in force, or with then current regulations adopted by the IMO, and with any other future regulations, we may be forced to incur additional costs relating to such matters as LNG carrier construction, maintenance and inspection requirements, development of contingency plans for potential leakages and insurance coverage.

Risks Related to our Common Shares

Our Chairman effectively controls us and may have the ability to effectively control the outcome of significant corporate actions.

     John Fredriksen, our chairman, and his affiliated entities beneficially own
50.01 percent of our outstanding common shares. As a result, Mr. Fredriksen and his affiliated entities have the ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

Our annual historical financial information may not accurately reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented.

     All of the annual historical financial information that we have included in this registration statement has been carved out from the consolidated financial statements and information of Osprey. We were not a separate, stand-alone entity for the annual periods presented and therefore this financial information may not accurately reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented. In addition, the annual historical information is not necessarily indicative of what our results of operations, financial position or cash flows will be in the future.

Because we are a Bermuda corporation, you may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S Company.

     Because we are a Bermuda company the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions. Among these differences is a Bermuda law provision that permits a company to exempt a director from liability for any negligence, default, or breach of a fiduciary duty except for liability resulting directly from that director's fraud or dishonesty. Our bye-laws provide that no director or officer shall be liable to us or our shareholders unless the director's or officer's liability results from that person's fraud or dishonesty. Our bye-laws also require us to indemnify a director or officer against any losses incurred by that director or officer resulting from their negligence or breach of duty except where such losses are the result of fraud or dishonesty. In addition, under Bermuda law the directors of a Bermuda company owe their duties to that company, not to the shareholders. Bermuda law does not generally permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which investors may be more familiar and may substantially limit or prohibit shareholders ability to bring suit against our directors.


ITEM 4.  Information On The Company

History and Development of the Company

     We are a holding company formed on May 10, 2001 and we currently own and operate a fleet of six liquefied natural gas, or LNG, carriers. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers through our subsidiaries. We own five of our vessels through wholly-owned subsidiaries and we have a 60 percent interest in the owning company of the sixth vessel. This sixth vessel, the Golar Mazo, was delivered to us in January 2000 as a newbuilding. Additionally, we have contracts to build four LNG carriers. Our six LNG carriers are all currently employed under long-term charter contracts. We have also entered into a long-term charter for one of our newbuildings.

     We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda. Our principal ship-management offices are located at 30 Marsh Wall, London, United Kingdom.

     Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and was acquired by Osprey Maritime Limited, then a Singapore listed publicly traded company, in 1997. In August 2000, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman, president and controlling shareholder, commenced an acquisition of Osprey. World Shipholding gained a controlling interest of more than 50 percent of Osprey in November 2000 and increased this interest to over 90 percent in January 2001. World Shipholding completed its acquisition in May 2001. Osprey was delisted from the Singapore Stock Exchange in May of 2001.

     On May 21, 2001, we acquired the LNG shipping interests of Osprey, which included one newbuilding contract and an option for a further newbuilding contract. We also entered into a purchase agreement with Seatankers Management Company Ltd., a company indirectly controlled by our chairman, John Fredriksen, to purchase its one newbuilding contract for an LNG carrier and its options to build three new LNG carriers. Two of the newbuilding options have since been exercised and two have expired.

Business Overview

The Natural Gas Industry

     Natural gas has been over the last two decades, and is expected to be, one of the world's fastest growing energy sources over the next 20 years. Already responsible for 25 percent of the world's energy supply, the International Energy Agency, or IEA, projects that demand for natural gas will rise by 2.7 per cent per annum over the next two decades. According to the IEA, new power plants are expected to provide the majority of this incremental demand.

     The rate of growth of natural gas consumption has been almost twice that of oil consumption during the last decade. The primary factors contributing to the growth of natural gas demand include:

     o Costs: Technological advances and economies of scale have resulted in reduced prospecting, processing and transportation costs for natural gas, thereby lowering capital expenditures.

     o Environmental: Natural gas is a clean-burning fuel. It produces less carbon dioxide and other pollutants and particles per unit of energy production than coal, fuel oil and other common hydrocarbon fuel sources.

     o Demand from Power Generation: According to the IEA, natural gas is the fastest growing fuel source for electricity generation worldwide. While coal is currently the predominant fuel source for power generation, accounting for nearly 33 percent of total consumption for that purpose, natural gas use is expected to grow from 19 percent of power fuel consumption in 1999 to 26 percent by 2020.

     o Market Deregulation: Deregulation of the gas and electric power industry in the United States, Europe and Japan, along with a trend towards further privatization and liberalization of natural gas markets, has resulted in new entrants and an increased market for natural gas.

     o Significant Natural Gas Reserves: Approximately half of the world's remaining hydrocarbon reserves are natural gas.

     Europe, the former Soviet Union and the United States accounted for approximately 74 percent of total world consumption of natural gas in 2000. In these areas, there is a highly developed pipeline grid and natural gas usage is diversified among the different sectors described below. In 2000, Asia accounted for 12 percent of the world natural gas consumption with Japan being the largest consumer.

      The primary applications for natural gas include the following:

     o Power Generation: Natural gas is increasingly used to generate electricity. In the United States, the consumption of natural gas for this purpose increased 11 percent per year on a compound annual basis from 1996 to 2000. In 2000, the power generation sector constituted 25 percent of total natural gas consumption in Western Europe and 14 per cent of the total natural gas consumption in the United States. In South Korea and Japan, where most of the natural gas is imported by sea, power generation accounted for 33 percent of total gas consumption in 2000.

     o Industrial: Industrial consumers include manufacturers, businesses involved in extraction or refining of minerals, agriculture and the construction industry. In the industrial sector, natural gas is used for plant operations, cogeneration of electric power, and as an industrial feedstock for producing products such as methanol, hydrogen, dimethyl ether, and other organic chemical products. In 2000, the industrial sector constituted 46 percent of total natural gas consumption in the United States, 28 percent of total natural gas consumption in Western Europe, 19 percent in South Korea, but only two percent of total natural gas consumption in Japan.

     o Residential: Natural gas consumed in the residential sector is used mainly for heating, air conditioning and cooking. In 2000, the residential sector constituted 24 percent of total natural gas consumption in the United States and 29 percent of total natural gas consumption in Western Europe.

     o Commercial: In the commercial sector, natural gas is used mainly for heating and air conditioning. Commercial consumers include non-manufacturing establishments such as office buildings, shopping centers, hotels, paper and pulp processing plants, fisheries and governmental agencies. In 2000, the commercial sector accounted for 16 percent of total natural gas consumption in the United States, but only eight percent of total natural gas consumption in Western Europe.

     Minor volumes of natural gas in its compressed form, known as compressed natural gas, or CNG, are also used for transportation, mainly for buses and larger vehicles such as trucks.

The LNG Industry

Overview

     Of the natural gas consumed worldwide in 2000, 5.7 percent was supplied as LNG. LNG is liquefied natural gas, produced by cooling natural gas to -163(degree)C (-256(Degree) Fahrenheit), which is just below the boiling point of LNG's main constituent, methane. LNG is produced in liquefaction plants situated around the globe near gas deposits. In its liquefied state, LNG occupies approximately 1/600th the volume of its gaseous state. Liquefaction makes it possible to transport natural gas efficiently and safely by sea in specialized vessels known as LNG carriers. LNG is stored at slightly above atmospheric pressure in cryogenic tanks. LNG is converted back to natural gas in regasification plants by raising its temperature.

LNG Transmission Process

               Step 1               Step 2                    Step 3

            Liquefaction           Shipping                Regasification
            ------------           --------                --------------

                               [GRAPHIC OMITTED]

Source: BP

     The first LNG project was developed in the mid-1960s and in the mid-1970s LNG began to play a larger role as energy companies developed remote gas reserves that could not be served by pipelines in a cost-efficient manner. The LNG industry has historically been characterized by the following:

     o Expectation of Security and Diversification of Supply: East Asian countries, led by Japan, searching for a non-OPEC, non-oil source of energy, have been the dominant consumers of LNG. The LNG import trade has grown strongly in markets with few domestic hydrocarbon resources.

     o High Project Cost: Most projects have been highly capital intensive, with the success of projects tied to exploiting remote gas fields that could sustain production over periods as long as 30 years.

     o Long-Term Contracts: The high capital expenditures associated with LNG projects have necessitated long-term contracts. Typically, pricing has been tied to the price of oil and contracts have been for large volumes on a take or pay basis. Pre-selling all planned production and plant capacity has been used to finance projects. The long-term charter of LNG carriers to carry the LNG has been an integral part of any project.

     o    Concentrated Production:  The Middle East and Southeast Asia, together
          with  Algeria,  have  historically   accounted  for  the  overwhelming
          majority of LNG production.

Historical and Prospective Growth in Demand for LNG

     Over the last two decades,  LNG consumption  has shown sustained  growth of
8.1 percent per year - far higher than the 1.1 percent annual growth in the consumption of oil. Fearnleys Consultants A.S, or Fearnleys, projects overall LNG trade to grow at a rate of approximately six percent per annum from now until 2010. By 2010, LNG trade is expected to equal 179 million tonnes, up from approximately 100 million tonnes in 2000. The Information Administration of the United States Department of Energy forecasts annual growth of eight percent in LNG imports into the United States through 2020. There is no guarantee that this will happen.

     In recent years, the global LNG industry has been in transition, changing from the old model of long-term contracts with dedicated ships attached to the specific trade routes and gas pricing tied to the price of different hydrocarbon fuels such as oil and coal, to a more flexible market model for gas contract volumes, contract periods, gas prices and ship allocation. While this new model is still in its infancy, some of the key factors influencing its growth are:

     o    Deregulation  of Power and Gas  Industries in Asia,  North America and
          Europe: With trends toward deregulation and further privatization in Asia and Europe, many utilities are reluctant to rely solely on long-term take or pay contracts with fixed volumes and price structures.

     o Improved Competitiveness: During the last decade, LNG's commercial competitiveness has improved dramatically. Costs associated with natural gas field development have fallen and LNG production facilities have become cheaper, larger and more efficient. The cost of shipping has also declined due to significantly reduced costs of LNG carrier construction and the prolonged lives of LNG carriers.

     o Projects with Paid Down Infrastructure: After being in operation for two to three decades, several LNG projects have satisfied their project finance. The owners of these projects are now able to offer more flexibility in considering contract terms.

     o Access to Remote Gas Reserves: New areas of exploration due to advances in exploration production technology have yielded more potential natural gas production projects.

As a result of these factors and other industry developments, the following trends are driving the global LNG market:

     o Strong Growth in Demand: Due to improved competitiveness, demand for natural gas as a preferred source of energy, has been growing in both Asia and in the counties bordering the Atlantic Basin, which includes the Atlantic Ocean and adjacent bodies of water bordered by North and South America to the west and the west coast of Europe and Africa to the east.

     o Surplus LNG from Projects: In many cases, LNG liquefaction plants have the ability to produce more LNG than the volumes required under a project's long-term contract. During build-up periods for contractual volumes, there are also often potential excess volumes for export. The growth of liquefaction capacity makes more LNG available for potential short-term contracts or spot trading.

     o Gas Flaring and LNG Production: Capture of flared gas from oil fields associated with oil production constitutes a new source of natural gas. In many producing regions, the gas associated with oil field operations has been either reinjected into the reservoir or flared. Environmental regulations have increasingly prohibited the practice of flaring.

     o Emergence of New Contract Structure: Increasingly, LNG trade is expected to be contracted for the short-term, in smaller volumes with built-in flexibility to move deliveries to third parties.

     o Improved Gas Power Plant Efficiency: The power generation sector has recently increased its consumption of natural gas as a result of the development of combined cycle gas turbines. These turbines are a competitive means of generating electricity and are considered to be more environmentally sound than those methods used in the production of electricity using coal and fuel oil.

     o Growth in Atlantic Basin LNG Trade: While the region is also served by pipelines, the Atlantic Basin, in particular, may see increased LNG trade due to recent growth in exports of LNG from newly commissioned production facilities in Trinidad & Tobago and Nigeria. Atlantic Basin countries present a wide range of potential markets, including several European countries and the United States.

     o Interest in New Infrastructure: The overall market growth has resulted in increased interest in both onshore and offshore LNG production and receiving capacities.

Production and Consumption of LNG

   Production

     There are three major regional areas that supply LNG. These are first, Southeast Asia, including Australia, Malaysia, Brunei and Indonesia, second the Middle East, including Qatar, Oman and United Arab Emirates with facilities planned in Iran and Yemen, and third, the Atlantic Basin countries, including Algeria, Libya, Nigeria and Trinidad with facilities planned in Egypt, Angola, Venezuela and Norway. There is also an LNG export facility in the United States (Alaska) that primarily supplies Japan. New production facilities are planned in Iran, Egypt, Angola, Nigeria, Venezuela and Norway. Qatar, Oman, Trinidad and Nigeria have all began large scale LNG production in recent years.

     Total exports and imports of LNG were just above 100 million tonnes in 2000. This amount is projected by Fearnleys to increase to approximately 179 million tonnes by 2010. The twelve exporting countries represented above have sixteen liquefaction facilities that, combined, can produce approximately 125 million tonnes of LNG per year.

      The largest exporters are listed below based on data for 2000 contained in the BP Statistical Review of World Energy, June 2001.

     o  Indonesia              26.1 million tonnes of LNG or 26.1% of exports
     o  Algeria                19.2 million tonnes of LNG or 19.2% of exports
     o  Malaysia               15.3 million tonnes of LNG or 15.3% of exports
     o  Qatar                  10.2 million tonnes of LNG or 10.2% of exports
     o  Australia               7.4 million tonnes of LNG or  7.4% of exports

     Other LNG producing countries and areas include Brunei, Oman, Nigeria, United Arab Emirates, Trinidad & Tobago, Libya and Alaska. Based on published reports, a number of existing LNG exporting plants are either being expanded, or are planning expansion. These include plants in Australia, Brunei, Indonesia-Bontang, Malaysia, Nigeria, Oman, Trinidad & Tobago and two LNG projects in Qatar.

   Consumption

     The two major areas that dominate worldwide consumption of LNG are East Asia, including Japan, South Korea and Taiwan, and Europe, specifically France, Spain, Italy, Belgium and Turkey. East Asia currently accounts for approximately 71 percent of the global LNG market while Europe accounts for approximately 23 percent. The United States presently accounts for approximately five percent of the global LNG market, but has experienced a growth in LNG imports in recent years.

     There are currently 11 LNG importing countries with 38 importing terminals. Two of these countries - Greece and Puerto Rico - commenced accepting deliveries in 2000. The largest LNG importers in 2000 were as follows:

     o  Japan             52.9 million tonnes of LNG or 52.9% of total imports
     o  South Korea       14.4 million tonnes of LNG or 14.4% of total imports
     o  France             8.2 million tonnes of LNG or  8.2% of total imports
     o  Spain              6.2 million tonnes of LNG or  6.2% of total imports
     o  United States      4.6 million tonnes of LNG or  4.6% of total imports

     Japan and South Korea are currently the two largest importers of LNG, accounting for approximately 67 percent of the world total LNG imports in 2000. Almost all natural gas consumption in Japan and South Korea is based on LNG imports. According to published reports, work is in progress to build up to 15 additional LNG import facilities in China, India, the Bahamas, Brazil, Italy, Japan, Mexico, Spain, Portugal, Taiwan and Turkey, among others.

     In January 2000, the Chinese government formally approved a plan to import LNG into Guangdong, near Hong Kong, with a targeted start-up date of 2005. In India, an LNG terminal at Dabhol is currently being completed, and in 2000 contracts were entered into for the construction of LNG import terminals in Dahej and Cochin.

     The cost of constructing LNG import facilities has decreased. This has enabled small or low volume markets such as Puerto Rico, the Dominican Republic and Greece to receive imports on a cost-effective basis.

     Imports of LNG into the United States in 2000 increased by 70 percent from 1999 to around 4.6 million tonnes. During 2000, two LNG import terminals were operated in the United States, one in Lake Charles, Louisiana, and one in Boston, Massachusetts. Two terminals, one at Elba Island, Georgia and one at Cove Point, Maryland are being reactivated, primarily due to increased LNG import demand in the United States. The Elba Island terminal was opened by the end of 2001. Cove Point has a scheduled reopening during the second half of 2002. This will approximately double United States LNG import capacity by the end of 2002. Expansion plans exist for the Lake Charles, Elba Island and Cove Point facilities.

     The largest LNG trade route in recent years has been Indonesia to Japan while the second largest has been Malaysia to Japan. The world's largest seaborne LNG trades are shown in the graph below.

LNG Trades

                    Worlds Largest LNG Trade Routes 1998-2000

                               [BAR CHART OMITTED]

Golar Mazo:  Charter through 2017; options through 2027.
Golar Spirit: Charter through 2006; options through 2008.
Khannur:  Charter through 2009; options through 2019.
Gimi:  Charter through 2011; options through 2021.
Hilli:  Charter through 2012; options through 2022.
Golar Freeze:  Charter through 2008.
Newbuild 2215:  Charter from 2003 through 2023; options through 2033.

                                                                  Million Tonnes
                                                                        per Year
                                                                  --------------
Total Trade 1998                                                            83.3
Total Trade 1999                                                            91.5
Total Trade 2000                                                           100.0

      Source: BP Statistical Review of World Energy, June 2001

     Emerging Spot Market and Short-Term Trades. In 2000, there were 112 LNG trade routes, an increase of 62 percent from 1995. According to Fearnleys, the main reason for this rapid increase has been the advent of spot and short-term trading activity in LNG. The spot market utilizes surplus export capacity and shipping on routes other than, or not necessarily the same as, those for which a facility was originally dedicated. Spot activity refers to single cargo or non-project related series of cargoes over a pre-set period generally not exceeding one year. Short-term trading activity for the purposes of this discussion refers to contracts of up to four years. During the 1990s, the volume of spot and short-term trading activity rose from virtually zero in 1990 to approximately eight percent of total world trade in LNG in 1999, according to Fearnleys.

     A combination of the following key factors may favor the development of a spot market, particularly in the Atlantic Basin:

     o    excess LNG production above long-term  contracted volumes;

     o increased receiving capacity by reopening and expansions of United States import facilities;

     o    new and increased receiving capacity in Europe;

     o    spare LNG shipping capacity;

     o    deregulation and liberalization of natural gas markets and prices; and

     o    liquidity in the derivatives market for natural gas.

     In order to utilize market opportunities, unsold LNG volumes, spare shipping and terminal capacity, industry participants may enter the spot or short-term LNG market to:

     o take advantage of arbitrage opportunities between LNG markets and regions; and

     o manage variations in demand due to seasonal fluctuations and increased regasification during peak demand periods.

Pipelines versus LNG

     Natural gas pipelines are the main alternative to seaborne transportation of LNG. According to Fearnleys, transporting natural gas as LNG is generally a more economical form of natural gas transportation as compared to pipelines for distances over 2,000 miles. Pipelines are often the most economical means of transporting natural gas over short distances, assuming an easy pipe-laying route. However, a number of economic and non-economic factors affect the decision whether to import gas through a pipeline. These include:

     o    the nature of the terrain along the supply route;

     o the political stability of the countries or regions through which the pipeline passes;

     o    access to land for the pipeline; and

     o    regulatory obstacles.

     LNG, by contrast, may be shipped directly to the port that is nearest to the point of consumption. Since LNG is easily storable, LNG may also serve for "peakshaving", or increasing regasification during peak demand periods for natural gas or as extra supplies if there is an interruption in the normal supply to the local energy market. Further, shipping LNG by sea provides considerably greater flexibility than transporting natural gas through pipelines, which are fixed-route structures.

LNG Transportation

     LNG delivery depends on availability of LNG carriers. While these specialized and high cost vessels are generally chartered long-term to satisfy the transportation needs of a specific LNG trade route, the emerging short-term and spot trading market for LNG should require separate carrier capacity for its needs.

Demand for LNG Shipping

     Demand for LNG carriers is commonly measured by the volume of LNG carried multiplied by the distance traveled between LNG producers and importers, expressed in cubic meter-nautical miles or cbm-miles. In 2000, shipments of LNG measured in cbm-miles increased approximately 20 percent from 1999, and shipped LNG volumes increased by nine percent. As a result, demand for LNG carriers in 2000 increased at a rate that exceeded the increase in shipped volumes.

     The graph below compares the development of seaborne trade of LNG by volume with cbm-miles of LNG carried since 1990.

                         Seaborne LNG Trade Development

                               [BAR CHART OMITTED]

            Source: BP, Fearnleys,  Petroleum Economist

     As the graph shows, cbm-miles as an indicator of demand for shipping have grown more than LNG volumes over the past few years, indicating that average shipping distance in nautical miles is increasing.

The LNG Fleet

     Supply of LNG Carriers. As of November 1, 2001, the world fleet consisted of 127 LNG carriers with a total capacity of 14.3 million cbm. The average age of the fleet was 14.9 years. There were known orders for 47 new LNG carriers to be constructed for delivery from the balance of 2001 through the end of 2005. In addition, seven newbuilding orders were placed that were subject to final approval. Of these seven orders, three were for the Snohvit project in Norway and four were for the Nigerian LNG expansion project. As of April 2002 the world fleet consisted of 128 LNG carriers with a total capacity of approximately 14.5 million cbm. Historical and projected LNG fleet development is shown in the graph below.

                             LNG Fleet Development
                                 Start of Year

                               [BAR CHART OMITTED]

* Data for the years 2002 through 2005 are based on scheduled newbuilding deliveries and assume no scrapping/losses.

Source: Fearnleys

     Most LNG carrier newbuildings follow standard ship designs with a cargo capacity generally between 120,000-140,000 cubic meters. There are also several smaller LNG ships, often built for dedicated trades. According to Fearnleys, 96 out of the existing 128 LNG carriers, including all 47 LNG carriers known to be on order, are in the 120,000-140,000 cbm size bracket. Four main factors determine this design:

     o    port restrictions;

     o    cargo containment system design;

     o    economies of scale achieved by building larger ships; and

     o    vessel speed.

     LNG carriers have a longer service life than conventional tankers or bulk carriers, with a possible economic life of approximately 40 years. Therefore a significant number of LNG carriers that were built in the mid-1970s still actively trade. In recent contract renewals, LNG vessels have been placed under time charters with terms surpassing those vessels' 40th anniversaries. As a result, limited scrapping of LNG carriers has occurred.

     Ownership Structure. There are relatively few independent ship owners in the LNG business as compared with other merchant shipping sectors. The major LNG project exporters or importers control most of the LNG fleet. Independent LNG shipowners, in addition to Golar, include Bergesen D.Y. and Leif Hoegh & Co., Mitsui O.S.K. Lines in association with, amongst others, Nippon Yusen Kaisha, K-Line and Exmar N.V.

     LNG Shipyard Capacity. The estimated building time for an LNG carrier is 30-34 months. Berths suitable for building LNG carriers can also be used to build large crude or dry bulk carriers, cruise ships, large container vessels and large offshore units. Demand for such ships tends to influence a shipyard's LNG newbuilding capacity and LNG newbuilding prices. The following yards are licensed to build LNG carriers:

     o Korea: Daewoo Heavy Industries, Hyundai Heavy Industries, Hanjin Heavy Industries & Construction Co., Ltd, Samsung Heavy Industries Co. Ltd.

     o Japan: NKK Corp., Mitsui Engineering & Shipbuilding Co., Ltd., Mitsubishi Heavy Industries, Kawasaki Heavy Industries Co., Ltd., Ishikawajima-Harima Heavy Industries Co., Ltd.

     o Europe: Kvaerner Masa Yard, Chantiers de L'Atlantique, HDW, IZAR, Fincantieri

     o    United States: Newport News, Avondale

     Only IZAR, the four Korean yards and three Japanese yards have had recent experience with LNG shipbuilding. The United States yards have not competed for international newbuilding orders in recent years.

     LNG Vessel Cargo Containment Systems. LNG carriers principally use three LNG vessel containment system designs:

     o    two membrane designs (Technigaz and Gaztransport)

     o    a spherical design (Moss-Rosenberg)

     Of the current world fleet, approximately 60 percent use the Moss-Rosenberg spherical design while 40 percent use one of the two membrane designs. Of South Korea's four LNG shipbuilding yards, three build vessels using the membrane designs. Both the membrane and spherical designs have proven to be capable of transporting LNG over a long period of time with limited wear and tear.

     Current Orderbook. Based on current yard availability, the delivery date for a new LNG vessel ordered today is likely to be in 2005. Any new project/trade with LNG vessel demand before 2005 may have to rely on third party tonnage until potential new orders can be delivered.

     LNG Newbuilding Trends. LNG carriers continue to be built for long-term contracts of 20-25 years duration tied to new export and import facilities. Major oil and gas companies such as Royal Dutch Shell, BG and BP, which have interests in several export and import terminals, have ordered new LNG carriers. Based on publicly available reports, these ordered LNG carriers are not yet tied to any specific projects or long-term LNG sale and purchase agreements, but are expected to supplement these companies' existing LNG activities around the world. The cost to build LNG tankers has fluctuated from $280 million in the early 1990s to approximately $160-175 million at the end of 2001.

     Barriers to Entry in LNG Shipping. The principal barriers to entry to the LNG shipping business include the high cost of LNG vessels, charterers' and financiers' requirements such as experience in the operation of gas vessels, history of quality operations, financial strength and the need for highly qualified personnel. The LNG shipping business is a small and highly specialized shipping segment compared to other bulk shipping segments and is dominated by oil majors and LNG project owners and operators. Since LNG shipping is relatively capital intensive, sufficient funding and credit ratings are important commercial elements. It is also costly and demanding for yards to be accepted and receive a license to build the different designs.

Our Business Strategy

     Our strategic objective is to use our position among independent LNG operators to become a leader in vertically integrated LNG services. In pursuit of this objective, we plan to expand and diversify our LNG shipping operations, capitalize on our shipping assets and specialized industry knowledge, and exploit available arbitrage opportunities afforded by price differentials for natural gas worldwide. Depending on market conditions, we will consider entering LNG trading activities and vertically integrating into further attractive LNG activities such as liquefaction and regasification. We set forth below our three principal strategies and what we believe to be the attractive market opportunities related to them.

     Maximize earnings from our LNG shipping business. We benefit from long-term contracts that provide stable cash flows and the opportunities for attractive margins. To further enhance the earnings from our LNG shipping business, we plan to:

     o Capitalize on attractive charter contracts. We have entered into construction agreements for four new LNG carriers. The first newbuilding that will be delivered to us has been employed on a long-term charter to a British Gas subsidiary, which will commence on delivery. We are considering various employment opportunities for the remaining three newbuildings that may include medium-term or long-term charter contracts, trading in the developing spot LNG carrier charter market, that is, carrying LNG under short-term contracts of up to one year or on a per voyage basis, and entering LNG trading.

     o Expand our fleet to increase revenues and earnings. We may expand our fleet through new orders or by acquiring existing LNG carriers from third parties. Such acquisitions can give us additional flexibility to avail ourselves of opportunities either in the long-term contract market or the emerging spot market.

     o Continue building scale to increase operating efficiencies and enhance margins. We are working to identify areas in which we can reduce costs and increase productivity. Three of our current vessels are sister ships and the newbuildings that we have ordered will consist of a pair of sister ships. This allows us to reduce operating costs per vessel by sharing spare parts, inventories, equipment, and avoiding excess administrative costs. As we expand our fleet, we also believe we will be able to reduce incremental costs per vessel and increase margins.

     Embark on LNG trading activities. If market conditions are favorable, we will consider expanding our LNG shipping operations by using our industry knowledge to begin trading LNG as a principal. We believe that trading LNG can enhance our returns. We may seek long-term supply contracts for the delivery of LNG at a fixed price because we believe that these contracts would strengthen our ability to take advantage of LNG trading opportunities resulting from pricing disparities in an LNG spot market. We may also pursue trading through alliances with large, well-established LNG industry participants that have access to LNG resources and LNG markets. We would expect such a strategic partner to contribute its unused LNG production and liquefaction capacity or its excess regasification capacity and related access to LNG consumers. In return, we would use an uncommitted vessel to carry the related LNG. We are currently discussing such alliances with a number of well-established LNG industry participants. We may also embark on such trading activities independently. We do not currently intend to trade LNG or natural gas derivatives.

     Vertically integrate into upstream and downstream LNG activities. We are considering pursuing opportunities to leverage our expanded shipping assets and our LNG industry knowledge to integrate vertically into the liquefaction and regasification of LNG. We believe this can enhance our overall margins while at the same time diversifying our sources of income from LNG. In pursuit of this strategy, we will consider investing in both established LNG operations and technologies as well as newly developing technologies, such as offshore liquefaction and regasification operations.

     All of these strategies require the consideration and approval of our board of directors and we cannot guarantee investors that we will pursue any of them. If approved, capital projects of this nature typically require substantial investment over several years.

Competitive Strengths

     We believe that our features listed below distinguish us from other participants in the LNG transportation industry.

     o Our market position and LNG shipping experience. We believe that we are the only company focusing exclusively on the LNG transportation industry, and that we have established our position as a leading independent owner and operator of LNG carriers. We plan to build on this position with our four commissioned newbuildings. The loading, carriage and delivery of LNG require special expertise. We have accumulated this expertise through more than 25 years of operating LNG carriers. Our vessels and crews have loaded cargoes from virtually all of the world's LNG export terminals and have delivered cargoes to every major LNG import facility in the world. We believe that this experience and the quality of our vessels make us an attractive service provider to both current and potential customers.

     o Our fleet and newbuildings. We operate a high-quality and well-maintained fleet and have been successful at keeping unscheduled offhire to a minimum while our vessels are on charter. We have embarked on a six-year, $29.5 million refurbishment and modernization program for our four vessels built during the 1970s. Upon the completion of this program, we believe that our existing vessels will be able to serve through their 40th anniversaries. We have also contracted for the construction of four new LNG carriers, giving us more available vessels over the next three years than any other independent LNG carrier. Two of these vessels are scheduled for delivery in 2003 and two are scheduled for delivery in 2004. Due in part to the limited number of shipyards qualified to build LNG carriers, we believe that these contracts and options may provide us with a competitive advantage by allowing us to deploy new LNG carriers sooner than our competitors.

     o Customer and industry relationships. We have strong long-term customer relationships with many of the industry's largest customers, including British Gas, Pertamina, the state-owned gas company of Indonesia, and the National Gas Shipping Company of Abu Dhabi. Our in-house management has experience with major oil and gas producers. In addition, we believe that our relationship, through our chairman, with one of the world's largest groups of shipping interests, gives us a competitive advantage in our relationships with shipyards and other suppliers.

     o Our management's success in rapidly identifying and exploiting business opportunities. Our senior management has a record of assembling teams who can rapidly exploit market opportunities as they arise. We believe that our exclusive focus on the LNG industry has positioned us well to take advantage of the new competitive dynamics of a sector in transition.

Customers

     We currently have customer relationships with three large participants in the LNG industry, although most of our revenues are derived from two customers. Our customers are Methane Services Limited, a subsidiary of British Gas,
Pertamina, the state-owned oil and gas company of Indonesia, and the National Gas Shipping Company, which provides LNG shipping services to the state-owned Abu Dhabi National Oil Company.

     Pertamina, which charters two LNG carriers from us, began exporting LNG in 1977 and operates two export terminals: one in Arun, Indonesia, which it operates in partnership with Mobil Oil Indonesia, Inc., a division of Exxon Mobil Corp., and another in Bontang, Indonesia, which it operates in partnership with Total S.A., Unocal Corporation and Virginia International Company. We have had charters with Pertamina since 1989. Our revenues from Pertamina were $26.1 million in 1999, $59.5 million in 2000 and $62.8 million in 2001. This reflects the commencement of the Golar Mazo charter in 2000 and constitutes 32 percent, 53 percent and 55 percent of our revenues for those years, respectively. Pertamina's customers include Korea Gas Company, the state-owned LNG import company of the Republic of Korea, and the Chinese Petroleum Company, the Taiwanese state oil and gas company.

     Methane Services Limited, a wholly owned subsidiary of British Gas, has chartered LNG carriers from us and our predecessors since 2000. Our revenue from British Gas was $7.2 million in 2000 and $45.8 million in 2001, constituting six percent and 40 percent of our revenues for those years respectively. As the result of renegotiation of the British Gas charters and assuming minimal unscheduled offhire, our revenue from British Gas is expected to increase to approximately $70 million in 2002. British Gas is involved in natural gas exploration and production and international downstream businesses. Through its interest in the export project in Trinidad & Tobago, British Gas is a leading producer of LNG among countries on the Atlantic Basin. British Gas owns two LNG carriers that it currently charters to a third party while it charters four vessels from us.

     The National Gas Shipping Company has contracted with us to provide management services for four LNG carriers that it owns. Since 1994, the National Gas Shipping Company, a subsidiary of the Abu Dhabi National Oil Company, has provided shipping services to the state owned Abu Dhabi Gas Liquefaction Company. The vessels that we manage for the National Gas Shipping Company are currently employed delivering LNG pursuant to long-term supply contracts between the Abu Dhabi Gas Liquefaction Company and the Tokyo Electric Power Company of Japan.

Competition

     While virtually all of the existing world LNG carrier fleet is committed to long-term charters, there is competition for employment of vessels whose charters are expiring and vessels that are under construction. Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, vessels coming off charter and newly constructed vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less as well as voyage charters.

     While we believe that we are the only independent LNG carrier owner and operator that focuses solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction. These companies include Bergesen DY ASA (Norway) and Exmar S.A. (Belgium). Two Japanese shipowning groups, Mitsui O.S.K. Lines and Nippon Yusen Kaisha, provide LNG shipping services exclusively to Japanese LNG companies.

     In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch/Shell, BP Amoco, and British Gas own LNG carriers and are reported to have contracted for the construction of new LNG carriers.

     As discussed above we are considering strategic opportunities in other areas of the LNG industry. To the extent we do expand into new businesses, there can be no assurance that we will be able to compete successfully in those areas. Our new businesses may involve competitive factors which differ from those in the carriage of LNG and may include participants that have greater financial strength and capital resources than us.

LNG Shipping Operations

     We currently own five LNG carriers and have a 60 percent share in another through a joint venture with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. Each of our vessels is registered in the Republic of Liberia. Two of these vessels serve routes between Indonesia and Taiwan and South Korea, while four are involved in the transportation of LNG from facilities in the Middle East and Algeria to ports in the United States and Europe.

Our Current Fleet

     The following table lists the LNG carriers that we currently own or have under construction and that are committed under charters:

                   Year of   Capacity,                      Current Charter
Vessel Name       Delivery    cbm.           Charterer        Expiration
-----------       --------   --------        ---------      ---------------

Golar Mazo(1)        2000     135,000        Pertamina                 2017
Golar Spirit         1981     128,000        Pertamina                 2006
Khannur              1977     125,000      British Gas                 2009
Golar Freeze         1977     125,000      British Gas                 2008
Gimi                 1976     125,000      British Gas                 2011
Hilli                1975     125,000      British Gas                 2012
Hull No.2215         2003     138,000      British Gas                 2023

------------

(1) We own a 60 percent interest in the Golar Mazo through a joint venture with the remaining 40 percent owned by Chinese Petroleum Corporation. The charter rate listed for the Golar Mazo is on a wholly-owned basis.

     The charters for two of our vessels, the Golar Mazo and Golar Spirit provide for annual amounts of charter hire, payable in monthly installments. The charters for our other vessels all provide for daily rates of hire, payable monthly in advance.

     Our fleet represents approximately 4.5 percent of the worldwide fleet by number, and at 758,000 cbm represents approximately 5.7 percent of worldwide LNG vessel capacity by volume.

Our Charters

     All of our current LNG carriers are on long-term time charters to LNG producers and importers. These charters provide us with stable income and cash flows. In addition to their potential for earning revenues over the course of their useful lives, we believe that our LNG carriers may also have significant residual value when they are released from service.

     Pertamina Charters. Two of our vessels, the Golar Mazo and the Golar Spirit, are chartered by Pertamina, the state-owned oil and gas company of Indonesia. The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under a 17 year time charter that expires in 2017. The Golar Spirit is employed on a 17-year time charter that expires in 2006. Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each, and to extend the Golar Spirit charter for up to two years.

     Under the Pertamina charters, the operating costs of the vessel are borne by Pertamina on a cost pass-through basis. Pertamina may suspend its payment obligations under the charter agreement for periods when the vessels are not able to transport cargo for various reasons. These periods, which are also called offhire periods, may result from, among other causes, mechanical breakdown or other accident, the inability of the crew to operate the vessel, the arrest or other detention of the vessel as the result of a claim against us, or the cancellation of the vessel's class certification. Payments are not suspended during scheduled maintenance. The charters automatically terminate in the event of the loss of a vessel.

     British Gas Charters. Methane Services Limited, a subsidiary of British Gas, charters four of our vessels on long-term time charters. These vessels, the Golar Freeze, Khannur, Gimi, and Hilli, each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States and in Europe. The trading routes of these vessels are determined by Methane Services Limited. BG Asia Pacific PTE Limited, another subsidiary of British Gas, has executed a charter for one of our newbuildings that is currently under construction. This charter will commence when the vessel is delivered, which is expected to occur in March of 2003. The current charter for the Golar Freeze expires in March 2003. However in July 2002 agreement was reached whereby British Gas will charter the Golar Freeze for a five year period until March 2008. The charter for the Khannur expires in 2009, the charter for the Gimi expires in 2011 and the charter for the Hilli expires in 2012.

Charter Renewal Options

     Pertamina Charters. Pertamina has the option to extend the charter of the Golar Mazo and the Golar Spirit. Pertamina may extend the charter of Golar Mazo that expires in 2017, for up to 10 years by exercising the right to extend for one or two additional five year periods. Pertamina must give two years notice of any decision to extend. The revenue during the period of charter extension will be subject to adjustments based on our actual operating costs during the period of the extension. For the Golar Spirit, Pertamina may extend the charter beyond its current expiration in 2006 for up to two years. As with the Golar Mazo, the hire rate during any extension is subject to adjustment to reflect actual operating expenses during the term.

     British Gas Charters. With the exception of the Golar Freeze charter, each of the British Gas charters, including the charter for the newbuilding, is subject to options on the part of British Gas to extend those charters for two five-year periods. If British Gas does not exercise its option to renew the Hilli charter, it may designate a redelivery date between January 1, 2011 and December 31, 2012. The terms of the Hilli charter contained in the chart below and the preceding table assumes that British Gas will chose a redelivery date of December 31, 2012. British Gas must notify us of whether it will exercise its option by June 30, 2003, and, if the option is not exercised, to specify the redelivery date by June 30, 2004. The hire rates for Khannur, Gimi and Hilli will be increased from January 1, 2010 onwards and thereafter subject to adjustments based on escalation of three percent per annum of the operating costs of the vessel.

     The following chart summarizes the current charters and renewal options for each of our vessels and newbuildings that have charter coverage arranged:

                               [BAR CHART OMITTED]

Newbuildings

     We have executed newbuilding contracts for the delivery of four LNG carriers.

     The following table summarizes our newbuilding projects, all of which have capacities of approximately 138,000 cbm:

   Hull No.      Shipbuilder   Contract Price    Date Delivery Expected
   --------      -----------   --------------    ----------------------

   2215              Daewoo             $162M                March 2003
   1444              Hyundai          $165.6M             December 2003
   2220              Daewoo             $165M                March 2004
   1460              Hyundai          $166.3M             November 2004

     The selection of and investment in newbuildings is a key strategic decision for us. We believe that years of experience in the shipping industry have equipped our senior management with the experience to determine when to acquire options for newbuildings and when to order the construction of newbuildings and the scope of those constructions. Our senior management has established relationships with several shipyards, and this has enabled us to access the currently limited shipyard slots to build LNG carriers.

Senior Management of Golar LNG Limited

     Our senior management makes strategic and commercial decisions that relate to our business, and analyzes and recommends to our board of directors areas of possible expansion into other areas of the LNG supply chain. Our senior management is responsible for:

     o    Vessel   charters.   Decisions   relating  to  our  current   business
          opportunities, including the negotiation of charters for our existing fleet and for our newbuildings.

     o Financing decisions. Decisions regarding our capital structure, overall debt and equity financing, use of financing alternatives, the selection and negotiation of financing to fund the construction of our newbuildings and the consideration of financing alternatives for projects in other areas of the LNG supply chain that we may consider.

     o Newbuilding contracts. Decisions relating to investments in newbuildings, including determining when these investments should be made and the negotiation of newbuilding contracts with selected shipyards.

     o Future business strategies. Decisions regarding our possible expansion into other areas of the LNG supply chain.

Golar Management Limited

     We provide all of our own vessel management services through our wholly owned subsidiary Golar Management, which has its offices in London. The technical functions exercised by Golar Management include operational support, vessel maintenance and technical support, crewing and accounting services. We do not contract out to third parties any of our vessel management services. We have a fleet manager and vessel superintendents who regularly inspect the vessels in our fleet. Golar Management provides the following services to the vessels in our fleet of LNG carriers:

     o supervision of routine maintenance and repair of the vessel required to keep each vessel in good and efficient condition; including the preparation of comprehensive drydocking specifications and the supervision of each drydocking;

     o oversight of compliance with applicable regulations, including licensing and certification requirements, and the required inspections of each vessel to ensure that it meets the standards set forth by classification societies and applicable legal jurisdictions as well as our internal corporate requirements and the standards required by our customers;

     o engagement and provision of qualified crews (masters, officers, cadets and ratings) and attendance to all matters regarding discipline, wages and labor relations;

     o arrangements to supply the necessary stores and equipment for each vessel; and

     o continual monitoring of fleet performance and the initiation of necessary remedial actions to ensure that financial and operating targets are met.

Ship Management

     We are focused on maximizing revenue from each vessel. Through a process of continual evaluation and maintenance, our management team has been able to limit unscheduled offhire due to equipment failure or repair while our vessels have been employed. Our ability to minimize unscheduled offhire while our vessels have been employed is in part a result of our policy of having our crews perform most of the necessary maintenance on our vessels while underway, rather than placing the vessels in drydocking for longer periods of time. Since we do not earn hire from a vessel while it is in drydock for unscheduled repairs, or for scheduled maintenance that exceeds a specified number of days, we believe that the expense of the additional crew members is outweighed by the additional revenue that we receive.

     To further minimize drydocking costs and ensure compliance with the latest industry standards, we have embarked on a six-year, $29.5 million program to refurbish and modernize our four vessels built in the 1970s. As with the regularly scheduled maintenance on our vessels, this program will be carried out while our vessels are under way or when they are already scheduled to be in drydock. This program is not expected to require any additional offhire days for our vessels. We expect that this modernization program will allow us to operate each of these vessels to their 40th anniversary. In addition, this program will allow our ships to access additional LNG loading and receiving terminals by upgrading or replacing cargo handling and other systems to meet the latest requirements established by some LNG facilities. Although we have not experienced any material operational problems with any of our vessels, we believe that the capital expenditure of this program will result in lower maintenance costs in the future. We also believe this program will help us maintain our proven safety record and ability to meet customer delivery deadlines.

Third Party Ship Management

     In addition to managing our own fleet, we provide management services to LNG carriers owned by selected third parties. We currently manage four vessels for the National Gas Shipping Company, a subsidiary of the Abu Dhabi National Oil Company. These vessels are currently engaged on the route between the Das Island LNG terminal in Abu Dhabi and various ports in Japan. Our management agreements with National Gas Shipping Company terminate in 2006 but may be canceled at any time by either party on 12 months prior notice.

     The table below summarizes the LNG carriers that we manage for the National Gas Shipping Company:

                      Year                     Capacity in
   Vessel Name        Built             Type          cbm.          Flag
   -----------        -----             ----          ----          ----
   Mubaraz             1996   Moss-Rosenberg       137,500       Liberia
   Mraweh              1996   Moss-Rosenberg       137,500       Liberia
   Al Hamra            1997   Moss-Rosenberg       137,500       Liberia
   Umm Al Ashtan       1997   Moss-Rosenberg       137,500       Liberia

Employees

     We hire all of our officers and crew through our manning offices in Bilbao, in Spain and Manila, in the Philippines. Each of our crew members undergoes a structured training process that we have developed to ensure that our crew and officers will have the required specialized knowledge and experience to operate our vessels. In addition to the specialized knowledge required to handle LNG cargoes, LNG carrier officers and crew must also have knowledge and experience in operating vessels with steam turbine engines. Because we use our own manning agencies, our officers and crews are employed exclusively on our vessels. On average, we have employed our vessel captains for 16 years, while the average tenure of our chief officers and chief engineers is more than 15 years.

     As of December 31, 2001, we employed approximately 646 people, consisting of 46 shore-based personnel and 600 seagoing employees. As of December 31, 1999 and 2000, we employed approximately 50 shore-based and 597 and 605 seagoing employees, respectively. Our masters and officers are mostly Spanish and Scandinavian, and our crews are mostly Filipino. Our shore-based personnel currently include 29 employees in our Golar Management office in London, five people in our manning office in Bilbao and 11 people in our Manila manning office. Our Filipino employees are subject to collective bargaining agreements, which are requirements of the Philippine government. These agreements set industry-wide minimum standards, terms and conditions. We have not had any labor disputes with our employees under the collective bargaining agreements and consider our workplace relations to be good.

Properties

     We do not own any interest in real property. We sublease approximately 8,000 square feet of office space in London for our ship management operations. In addition, we have leasehold interests in two London offices that we formerly occupied which we have assigned or sublet to unrelated third parties. We lease approximately 835 square feet of office space in Manila for our Philippine crewing operations, and approximately 540 square feet of office space in Bilbao, Spain for our crewing operations.

Legal Proceedings

     There are not any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our company, our financial condition, profitability, liquidity or our results of operations. From time to time in the future we or our subsidiaries may be subject to various legal proceedings and claims in the ordinary course of business.

     In connection with the renewal of the British Gas charters, we have settled claims arising from the negotiation of the initial charters.

Insurance

   General

     The operation of any vessel, including LNG carriers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. These and other risks discussed under Item 3, "Key Information; Risk Factors" could result in liability to us and could cause loss of revenue, increased costs or loss of reputation.

   Hull and Machinery Insurance

     We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. Our vessels are each covered with deductibles of $150,000 per vessel per incident, except in the event of a total loss, in which case there is no deductible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage for amounts not economically insurable under our hull and machinery insurance and responds in the event of the total loss of a vessel. The following chart lists the amount each of our vessels is insured for in the event of a total loss:

   Vessel                                      Current Insured Value(US$)
   ------                                      --------------------------

   Golar Mazo (based on 100% ownership)                       300 million
   Golar Spirit                                               180 million
   Golar Freeze                                               114 million
   Hilli                                                      102 million
   Gimi                                                       102 million
   Khannur                                                    114 million
   Total:                                                     912 million

   Loss of Hire Income

     We have also obtained specific loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire income policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of 14 days, that the vessel cannot be employed as a result of damage, for a maximum of 240 days. The following chart lists the approximate daily rate and the total amount that we have insured for each vessel:

   Vessel                   Daily rate coverage,        Total coverage,
   ------                   effective January 1,   effective January 1,
                                      2002 (US$)             2002 (US$)
                                      ----------             ----------

   Golar Mazo (based on                  100,000           24.0 million
   100% ownership)
   Golar Spirit                           80,000           19.2 million
   Golar Freeze                           65,000           15.6 million
   Hilli                                  43,000           10.3 million
   Gimi                                   43,000           10.3 million
   Khannur                                43,000           10.3 million

   Protection and Indemnity Insurance

     Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, (or "P&I club"). This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

     Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90 percent of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $4.25 billion per accident or occurrence. We are a member of the "UK Club" which is the largest P&I club in the International Group. As a member of the P&I club, we are subject to a call for additional premiums based on the club's claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure to 134 percent of our current annual costs. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

     The owners of the four vessels that we manage for the National Gas Shipping Company maintain all marine insurances on those vessels. We are protected by contractual defenses and by the National Gas Shipping Company's contractual obligation to name us as a co-insured in the policies it maintains for the vessels we manage for it. In addition, we carry shipmanager's liability insurance for each of the vessels we manage for the National Gas Shipping Company. Shipmanager's liability insurance protects us against losses caused by our own negligence in connection with the management of these vessels which the owner of the vessel could recover from us under the management contract. This insurance has a limit of $20 million with a deductible of $50,000.

Environmental and other Regulations

     Governmental and international agencies extensively regulate the handling and carriage of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our operations, future non- compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

     A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent vessel inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.

   Regulation by the International Maritime Organization

     The International Maritime Organization, or IMO, is a specialized agency organized by the United Nations that provides international regulations affecting the practices of those in shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Golar Management is certified as an approved ship manager under the ISM Code.

     The ISM Code requires that vessel operators obtain a safety management certificate, issued by each flag state, for each vessel they operate. This certificate evidences onboard compliance with code requirements. No vessel can obtain a certificate unless its shore-based manager has also been awarded and maintains a Document of Compliance, issued under the ISM Code. Each of the vessels in our fleet has received a safety management certificate.

     Vessels that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or IGC, published by the IMO. The IGC provides a standard for the safe carriage of LNG and certain other liquid gases by proscribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC and each of our newbuilding contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Noncompliance with the IGC or other applicable IMO regulations, may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in their respective ports.

     The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. This provides rules for the construction of ships and regulations for their operation with respect to safety issues. It requires the provision of lifeboats and other life-saving appliances, requires the use of the General Maritime Global Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers, or STCW, also promulgated by IMO. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

   Environmental Regulation--OPA/CERCLA

     The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. While OPA and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity;

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

     o    loss of subistence use of natural resources.

     OPA limits the liability of responsible parties for vessels other than crude oil tankers to the greater of $600 per gross ton or $500,000 per vessel. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

     CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We anticipate that we will be in compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $900 per gross ton for vessels other than oil tankers, coupling the OPA limitation on liability of $600 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, supported by guarantees which we purchased from an insurance-based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

   Environmental Regulation--Other

     Most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. The European Union has proposed regulations, which, if adopted, may regulate the transmission, distribution, supply and storage of natural gas and LNG at land based facilities. It is not clear what form these regulations, if adopted, would take.

   Inspection by Classification Societies

     Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of that particular class of vessel as laid down by that society.

     For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Most vessels are drydocked every three to five years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class". The Golar Mazo and each of the vessels that we manage for the National Gas Shipping Corporation are certified by Lloyds Register, and our wholly owned vessels are each certified by Det norske Veritas, both members of the International Association of Classification Societies.

   In-House Inspections

     We inspect all of our vessels on a regular basis, both at sea and while the vessels are in port. Each vessel in our fleet is inspected on a semiannual basis by our fleet safety officer and by our technical superintendent. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems. Our maintenance program, like our vessel modernization, is performed while underway whenever possible. Those projects that do require the ship to be taken out of service are only performed during a vessel's scheduled offhire period.

Organizational Structure

     As is customary in the shipping industry, we own our vessels, and our newbuildings while under construction, through separate wholly-owned subsidiaries. With the exception of the Golar Mazo, we own a 100 percent interest in each of our vessel and newbuilding owning subsidiaries. We own the Golar Mazo in a joint venture with the Chinese Petroleum Corporation in which we own 60 percent and Chinese Petroleum owns the remaining 40 percent of the vessel owning company. Our vessel management services and vessel manning services are provided through separate, wholly-owned subsidiaries.

     The following chart lists each of our subsidiaries, the subsidiaries' purpose and its country of organization. Unless otherwise indicated, we own 100 percent of each subsidiary.

                                    Jurisdiction of
Subsidiary                          Incorporation             Purpose
----------                          -------------             -------

Golar Gas Holding Company Inc.      Republic of Liberia       Holding Company
Golar Maritime (Asia) Inc.          Republic of Liberia       Holding Company
Gotaas-Larsen Shipping              Republic of Liberia       Holding Company
Corporation
Oxbow Holdings Inc.                 British Virgin Islands    Holding Company
Golar Gas Cryogenics Inc.           Republic of Liberia       Vessel ownership
Golar Gimi Inc.                     Republic of Liberia       Vessel ownership
Golar Hilli Inc.                    Republic of Liberia       Vessel ownership
Golar Khannur Inc.                  Republic of Liberia       Vessel ownership
Golar Freeze Inc.                   Republic of Liberia       Vessel ownership
Faraway Maritime Shipping Inc.      Republic of Liberia       Vessel ownership
    (60% ownership)
Golar LNG 2215 Corporation          Republic of Liberia       Vessel ownership
Golar LNG 1444 Corporation          Republic of Liberia       Vessel ownership
Golar LNG 1460 Corporation          Republic of Liberia       Vessel ownership
Golar LNG 2220 Corporation          Republic of Liberia       Vessel ownership
Golar International Ltd.            Republic of Liberia       Vessel management
Golar Maritime Services Inc.        Philippines               Vessel management
Golar Maritime Services, S.A.       Spain                     Vessel management
Gotaas-Larsen International         Republic of Liberia       Vessel management
Ltd.
Golar Management Limited            Bermuda                   Management
Golar Maritime Limited              Bermuda                   Management
Aurora Management Inc.              Republic of Liberia       Management
     (90% ownership)
Golar Management(UK) Limited        United Kingdom            Dormant
Gloar Freeze (Bermuda) Limited      Bermuda                   Dormant
Golar Khannur (Bermuda) Limited     Bermuda                   Dormant
Golar Gimi (Bermuda) Limited        Bermuda                   Dormant
Golar Hilli (Bermuda) Limited       Bermuda                   Dormant
Golar Spirit (Bermuda) Limited      Bermuda                   Dormant

ITEM 5.  Operating and financial review and prospects

Overview and Background

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and the other financial information included elsewhere in this document. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

     The following discussion assumes that our business was operated as a separate corporate entity prior to its inception. Prior to May 10, 2001, we did not exist as a corporate entity, and prior to May 31, 2001, our business was operated as part of the shipping business of Osprey. For the years ended December 31, 2000 and 1999, the combined financial statements presented have been carved out of the consolidated financial statements of Osprey. For the period from January 1, 2001 to May 31, 2001, our financial statement activity has also been carved out of the consolidated financial statements of Osprey, and from that date to December 31, 2001, all of our results were reflected in the stand-alone consolidated financial statements of Golar as a separate entity. In addition, some costs have been reflected in the historical combined financial statements which are not necessarily indicative of the costs that Golar would have incurred had it operated as an independent, stand-alone entity for all periods presented.

     In August 2000, World Shipholding Ltd commenced an acquisition of Osprey and gained a controlling interest of more than 50 percent of Osprey in November 2000. This interest increased to over 90 percent in January 2001 and World Shipholding completed its acquisition in May 2001. This acquisition was accounted for by World Shipholding as a step-by-step purchase transaction and the purchase price was therefore allocated to the assets and liabilities acquired based on their fair value as of each acquisition date, with vessels being valued on the basis of discounted expected future cash flows. In each step of the acquisition, the fair value of the net assets acquired exceeded the purchase price with resulting negative goodwill allocated to the recorded values of the vessels. These purchase price allocations were pushed down and reflected in Osprey's financial statements from February 1, 2001.

     Effective May 31, 2001, we acquired the LNG shipping interests of Osprey, which included one newbuilding contract and an option for a further newbuilding contract. We also entered into a purchase agreement with Seatankers, to purchase its one newbuilding contract for a LNG carrier and its option to build three new LNG carriers.

     In addition to controlling  Seatankers,  Mr. Fredriksen indirectly controls
50.01 percent of our shares through World Shipholding. As required under U.S. GAAP, our purchase of the LNG operations of Osprey and Seatankers has been reflected in our financial statements as transactions between entities under common control. We have recorded the LNG assets and liabilities we acquired at the amounts previously reflected in the books of World Shipholding and Seatankers on what is known as a "predecessor basis". Under the predecessor basis of accounting, tangible and intangible assets acquired and liabilities assumed are recorded in our books at the amount at which they would have been recorded on the books of World Shipholding and Seatankers. The difference between our purchase price and this predecessor basis was reflected as a reduction in equity in a capital reorganization.

Current Business

     Our activities are currently focused on the long-term chartering of our LNG carriers and the management of four LNG carriers for a third party, both of which provide us with stable and predictable cash flows.

     Vessels may operate under different charter arrangements including time charters and bareboat charters. A time charter is a contract for the use of a vessel for a specific period of time at a specified daily rate. Under a time charter, the charterer pays substantially all of the vessel voyage costs, which consist primarily of fuel and port charges. A bareboat charter is also a contract for the use of a vessel for a specific period of time at a specified daily rate but the charterer pays the vessel operating costs as well as voyage costs. Operating costs include crew wages, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. We define charters for a period of less than one year as short-term, charters for a period of between one and four year as medium-term and charters for a period of more than four year as long-term.

     All of our LNG carriers are employed under long-term time charters, which do not come up for renewal until 2006 and later. Consequently, our revenues for the period 1998 to 1999, when several of our vessels served under short-term charters with intervals during which they were seeking employment, may not be representative of our results for 2000, 2001 and subsequent periods. The following table sets out our current charters, including future committed charters, and their expirations:

                                         Current
                                         Charter        Charterers Renewal
Vessel Name     Annual Charter Hire     Expiration        Option Periods
-----------     -------------------     ----------        --------------

Golar Mazo      $31.0 million / year*      2017         5 years plus 5 years
Golar Spirit    $21.0 million / year       2006          1 year plus 1 year
Khannur         $15.6 million / year       2009         5 years plus 5 years
Golar Freeze    $23.7 million / year       2003                 None
Golar Freeze    $20.1 million / year       2008                 None
Gimi            $15.6 million / year       2009         5 years plus 5 years
Hilli           $15.6 million / year       2011         5 years plus 5 years
Hull No. 2215   $24.6 million / year**     2023         5 years plus 5 years

----------
*    On a wholly-owned basis
**   Commencing in 2003

     The long-term contracts for the Golar Spirit and Golar Mazo are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire and the vessel operating costs are borne by the charterer on a cost pass through basis. The payment of operating costs by the charterer are recognized as additional revenue over and above the fixed rate noted in the table above. These contracts therefore contain no escalation clauses.

Predecessor Business

     The following table sets out the employment of the LNG carriers now owned by us during the period 1998 to 2001.

  Vessel Name         1998                  1999                2000 and 2001
--------------------------------------------------------------------------------
Golar Mazo     Not applicable (a)    Not applicable (a)   Long-term time charter
                                                          to Pertamina commenced
                                                          on delivery in 2000

Golar Spirit   Long-term time        Long-term time       Long-term time charter
               charter to            charter to           to Pertamina
               Pertamina             Pertamina

Khannur        Short-term            Short-term           Short-term charters
               charters              charters             until start of
                                                          long-term time charter
                                                          with British Gas in
                                                          December 2000

Golar Freeze   Medium-term           Medium-term          Short-term charters
               charter               charter              until start of
                                                          long-term time charter
                                                          with British Gas in
                                                          November 2000

Gimi           Short-term            Short-term           Short-term charters
               charters              charters             until start of
                                                          long-term time charter
                                                          with British Gas in
                                                          May 2001

Hilli          Medium-term           Medium-term          Medium-term charter
               charter               charter              until start of
                                                          long-term time charter
                                                          with British Gas in
                                                          September 2000

----------

(a)  This vessel was delivered to us and began trading on January 15, 2000.

     At the time of Osprey's acquisition of Gotaas-Larsen, the LNG carriers had come off long-term time charters and two of the vessels were in lay-up throughout 1997. These two vessels began to trade in early 1998. During 1998, 1999 and through 2000 prior to the start of the British Gas time charters, the Golar Freeze and Hilli were continuously employed under medium-term charters. During the same period the Khannur and Gimi were operating under short-term time charters. For the latter two vessels, this employment resulted in some periods between charters when those vessels were offhire waiting for charters and therefore not earning charter hire. In the second half of 2000, and the first half of 2001, these four vessels, then owned by Osprey, were committed to long-term time charters with a subsidiary of British Gas at rates that were lower than prevailing market rates. The employment under these charters results in minimal periods of offhire, generally limited to scheduled offhire for drydocking. We have subsequently renegotiated the charters paid by British Gas, and have had the charters extended to the dates shown above.

     Current management took over the Osprey LNG business in February 2001, when World Shipholding had acquired more than 90 percent of Osprey's shares. Between February and May 2001, World Shipholding acquired almost all of the remaining shares by continued open market purchases.

     Beginning in February 2001, the new management of Osprey restructured the business. New management reduced costs by rationalizing the corporate structure, reducing staff, and closing the Singapore office. Management also took steps to control and begin reducing vessel operating costs in areas such as crew costs and spare parts inventory. Cost reductions should also result from purchasing supplies in conjunction with other companies indirectly controlled by our chairman and principal shareholder, Mr. Fredriksen. Through effective management responsiveness to cost issues, we expect to be able to continue to increase our cash flow from operations in future periods.

     Factors Affecting Our Results

     The principal factors that have affected, and are expected to continue to affect, our core LNG shipping business are:

          o The employment of our vessels and the number of unscheduled offhire days

          o    Non-utilization for vessels not subject to charters

          o    Vessel operating expenses

          o    Administrative expenses

          o    Depreciation expenses

          o    Net interest expense

     Operating revenues are primarily generated by charter rates paid for our short-term, medium-term and long-term charters and are therefore related to both our ability to secure continuous employment for our vessels as well as the rates that we secure for these charters. Four of our ships currently under charter with a subsidiary of British Gas have derived a cashflow benefit from negotiated rate increases that have taken effect from August 1, 2001 for one vessel and from January 1, 2002 for the other three. Because all of our existing ships are now employed on long-term charters, we expect future revenues to be higher and more stable than was the case in 1998 and 1999.

     The number of days that our vessels earn hire substantially influences our results. We attempt to minimize unscheduled offhire by conducting a program of continual maintenance for our vessels. The charter coverage we have for all our vessels has resulted in a minimal number of waiting days in 2000 and 2001. We have also had a low number of unscheduled offhire days and expect this to continue.

     Our vessels may be out of service, that is, offhire, for three main reasons: scheduled drydocking or special survey or maintenance, which we refer to as scheduled offhire, days spent waiting for a charter, which we refer to as waiting time and unscheduled repairs or maintenance, which we refer to as unscheduled offhire. Generally, for vessels that are under a time charter, hire is paid for each day that a vessel is available for service. However, two of our long-term charters provide for an allowance of a specified number of days every two years that our vessels may be in drydock, and provide that the vessel will only be placed offhire if the number of days in drydock every two years exceeds that allowance. The shipping industry uses average daily time charter earnings, or TCE, to measure revenues per vessel in dollars per day for vessels on charters. We calculate TCE by taking time charter revenues earned and dividing by the number of days in the period less scheduled offhire.

     Our exposure to credit risk is limited as our long-term charterers pay monthly in advance. This trend is expected to continue as all of our vessels are under long-term charters with customers with whom the Company has a positive collection history.

     Vessel operating expenses include direct vessel operating costs associated with running a vessel and an allocation of shore-based overhead costs directly related to vessel management. Vessel operating costs include crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. Accordingly, the level of this operating cost is directly related to the number of vessels we own. Overhead allocated to vessels includes certain technical and operational support, information technology, legal, accounting and corporate costs that are related to vessel operating activity. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. We believe that there are opportunities to further reduce these vessel operating costs and have implemented a program to do so.

     Administrative expenses are composed of general corporate overhead including primarily personnel costs, corporate services, public filing fees, property costs and expenses related to other similar functions. Personnel costs comprise approximately 60 percent of our administrative expenses and include salaries, pension costs, fringe benefits, travel costs and social insurance. We expect that the streamlining of our operations resulting from our Singapore office closure and London office relocation will allow us to reduce administration expenses in future periods. In addition, the restructuring of senior management positions will further contribute to reduced administrative expenses.

     Depreciation expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis. We amortize our deferred drydocking costs over two to five years based on each vessel's next anticipated drydocking. No charge is made for depreciation of newbuildings until they are delivered. We amortize our office equipment and fittings over three to six years based on estimated economic useful life.

     Interest expense in the carved out combined financial statements relates to a debt facility in Osprey that was specifically designated to LNG operations and a facility specific to the Golar Mazo. Interest expense depends on the overall levels of borrowing we incur and may significantly increase when we acquire ships or on the delivery of newbuildings. During a newbuilding construction period, interest expense incurred is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. We currently have a portion of our floating rate debt in the amount of $189.4 million swapped to fixed rate, and we may also enter into interest rate swap arrangements on our other debt if this is considered to be advantageous to us. Interest income in the carved out combined financial statements includes an allocation of Osprey group interest income. The Osprey group operated a centralized treasury system and did not have separate bank accounts for each of its subsidiaries. There were separate bank accounts for Golar Mazo. For the remaining LNG activities, interest income has been allocated in the carved out combined financial statements based on operating cashflows, net of debt service.

     Other financial items are composed of financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustment for interest rate derivatives and foreign exchange gain/loss. The market valuation adjustment for our interest rate derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Foreign exchange gains and losses are minimal as our activities are primarily denominated in US dollars.

     Since most of these key items are directly related to the number of LNG carriers we own, the acquisition or divestment of additional vessels and entry into additional newbuilding contracts would cause corresponding changes in our results.

     Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and corporate overheads, management does not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment.

     A number of factors could substantially affect the results of operations of our core long-term charter LNG shipping business as well as the future expansion of any spot market business. These factors include the pricing and level of demand for natural gas and specifically LNG. Other uncertainties that could also substantially affect these results include changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

     Possible Future LNG Industry Business Activities

     Depending on market conditions, we may diversify our operations. Our senior management is currently considering spot chartering of LNG carriers, trading LNG for our own account and vertically integrated infrastructure investments.

     The LNG spot market has only recently developed and it is at an early stage. Rates payable in that market may be uncertain and volatile. The supply and demand balance for LNG carriers is also uncertain. These factors could influence any decision to enter into the LNG spot market or the results of operations from any spot market activities.

     Factors which could substantially affect our entry into the LNG trading market and our results from any such trading activities include the level of demand for LNG, price disparities for LNG in various parts of the world, the availability of spot charters and regasification capacity in certain importing countries and regions.

     All future possible LNG activities are also dependant on our management's decisions regarding the utilization of our assets. In the longer term, results of operations may also be affected by strategic decisions by management as opportunities arise to make investments in LNG logistics infrastructure facilities to secure access to markets as well as to take advantage of potential industry consolidation.

     In February 2002, we announced our participation in a joint venture headed by Marathon Oil Company to construct and operate a major LNG import facility on Mexico's Baja Peninsula. Other participants in the project include Grupo GGS, S.A. de C.V., a Mexican company involved in the development of various infrastructure projects, including oil and natural gas projects. It is anticipated that the project will commence operations during the first quarter of 2006. Upon its completion, the project would consist of a LNG marine terminal, regasification facility, natural gas power generation plant and as well as infrastructure to export natural gas and electricity to the United States, and for distribution within Mexico. The project may employ up to ten LNG carriers. We expect that our investment in the project would be financed through both internal and external resources. This project is still in its early stages, and its completion depends on several factors, including obtaining necessary project financing, regulatory approvals, and market conditions. The size of our ultimate investment in this project has not yet been determined.

     In June 2002 we announced that we had signed a heads of agreement (letter of intent) with the Italian offshore and contracting company Saipem SPA for the joint marketing and development of Floating Regasification Terminals, or FRT's, for the Italian gas market. The concept is based on the conversion of a Moss type LNG carrier (`Moss type' is in reference to the type and shape of the cargo tanks), either existing or newly built. The activities will be managed through a dedicated joint venture, where Saipem will handle the engineering and technical aspects of the FRT's. We will contribute to the joint venture by identifying suitable LNG carriers as well as providing maritime expertise. The ultimate size of our investment has yet to be determined.

Critical Accounting Policies

     The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgment in their application. See Note 2. to the Company's audited Consolidated and Combined Financial Statements and Notes thereto included herein for details of all of the Company's material accounting policies.

Carve out of the Financial Statements of Osprey

     For the year ended December 31, 2001 and the six months ended June 30, 2001, the five months to May 31, 2001, have been carved out of the financial statements of Osprey and are presented on a combined basis. For the seven months from June 1, 2001 to December 31, 2001 and the six months ended June 30, 2002, the financial statements of Golar as a separate entity are presented on a consolidated basis. For the years ended December 31, 2000 and 1999 the combined financial statements presented herein have been carved out of the financial statements of Osprey.

     Osprey is a shipping company with activities that include oil tankers and product carriers as well as LNG carriers. Where Osprey's assets, liabilities, revenues and expenses relate to the LNG business, these have been identified and carved out for inclusion in these financial statements. Where Osprey's assets, liabilities, revenues and expenses relate to one specific line of business but not the LNG business, these have been identified and not included in these financial statements. The preparation of the carved out financial statements requires allocation of certain assets and liabilities and revenues and expenses where these items are not identifiable as related to one specific activity. Management has deemed the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. The financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all years presented as the Company may have made different operational and investment decisions as a Company independent of Osprey.

Vessels and Depreciation

     The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 40 years and this is a common life expectancy applied in the LNG shipping industry. If the estimated economic useful life is incorrect, an impairment loss could result in future periods. The vessels held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, the Company must make assumptions regarding estimated future cash flows. Factors we consider important which could effect recoverability and trigger impairment include significant underperformance relative to expected operating results and significant negative industry or economic trends.

Results of Operations

     Our results for the year ended December 31, 2001 compared with the year ended December 31, 2000 and for the six months ended June 30, 2002 compared with the six months ended June 30, 2001 are affected by several key factors:

     o the pushdown of purchase accounting adjustments on January 31, 2001, resulting from the acquisition of Osprey by World Shipholding, thereby recording in our books a significant reduction in vessel carrying values;

     o the application of the predecessor basis of accounting with effect from May 31, 2001 resulting from our acquisition of the LNG interest of Osprey and Seatankers;

     o the issue of new equity and refinancing of our principal loan facility with effect from May 31, 2001 in connection with the acquisition by Golar of the LNG business of Osprey;

     o restructuring costs incurred in connection with the reorganization of our operations, in particular the closure of Osprey's Singapore office and associated employment severance costs; and

     o the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities".

The impact of these factors is discussed in more detail below.

     Six months ended June 30, 2002 compared with the six months ended June 30, 2001

     Operating Revenues. Total operating revenues increased twenty percent from $53.8 million in the six months ended June 30, 2001 to $64.5 million in the comparable period of 2002. This increase resulted primarily from higher charter rates associated with long-term charters and a decrease in offhire days. The fleet earned an average daily time charter rate of $58,900 and $51,000 in the six months ended June 30, 2002 and 2001, respectively. The increase in rates from 2001 to 2002 was due to increased rates in respect of the Hilli, Gimi and Khannur, effective January 1, 2002 and a rate increase in respect of the Golar Freeze effective August 1, 2001. In the six months ended June 30, 2002 and 2001 total days offhire were 22.5 and 95, respectively. The decrease is due to the fact that three vessels underwent drydocking during 2001 whilst there was no loss of income associated with the drydocking of one vessel in 2002.

     Vessel Operating Expenses. Vessel operating expenses increased 19 percent from $11.4 million in the 2001 period to $13.6 million in the six months ended June 30, 2002. This was principally attributable to increased crew costs, pension costs and insurance costs. Crew costs account for approximately $0.9 million of the increase due to a combination a higher level of surplus crew and costs associated with crew reorganization. Pension costs in 2002 were $0.6 million higher as determined by our actuarial valuations. Insurance costs increased approximately $0.3 million due to the payment of two deductibles for vessel operating repairs and a general increase in the market rates for insurance. In the six months ended June 30, 2002 and 2001, the average daily operating costs of our vessels were $12,500 and $10,500, respectively. Included in these amounts are $1,027 per day and $937 per day, respectively of overheads allocable to vessel operating expenses. These are onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations. These costs are allocated based on internal cost studies, which management believes are reasonable estimates.

     Administrative Expenses. Administrative expenses were $2.7 million in each of the six months ended June 30, 2002 and 2001. In the six months ended June 30, 2002 compared with the six months ended June 30, 2001, a reduction in employee and property related administration expenses was offset by an increase in cost relating to the planned public offering in the United States.

     Restructuring costs. Restructuring costs of $1.9 million in the six months ended June 30, 2001 consist primarily of employment severance costs incurred in connection with the restructuring of Osprey's Singapore operations following the acquisition by World Shipholding. This reflects costs associated with the Singapore office closure and the related personnel whose employment was terminated. These costs were not repeated in 2002.

     Earnings before interest, tax, depreciation and amortization, or EBITDA. EBITDA increased 28 percent from $37.8 million in the six months ended June 30, 2001 to $48.2 million in the comparable period of 2002, principally due to the increase in operating revenues.

     Depreciation and Amortization. Depreciation and amortization decreased three percent from $16.2 million in the six months ended June 30, 2001 to $15.7 million in the comparable period of 2002. This decrease is due to the reduction in carrying values of the vessels of approximately $109.8 million that resulted from World Shipholding's purchase of Osprey and was reflected in our financial statements beginning February 1, 2001. As discussed in Note 1 to the financial statements, the fair values of Osprey's assets and liabilities as determined by independent appraisal, based on discounted future cashflows, exceeded the purchase price paid by World Shipholding. This difference was reflected as a reduction in the carrying value of our vessels.

     Net Financial Expenses. Interest income was $0.6 million and $2.2 million for the six months ended June 30, 2002 and 2001, respectively. Interest expense was $12.0 million and $17.6 million for the six months ended June 30, 2002 and 2001, respectively. This decrease of 32 percent reflects a combination of lower average interest rates and the restructuring of the Company's debt in the first half of 2001. In May 2001, the Company refinanced its existing facility for the five wholly-owned vessels and obtained significantly improved margins. Other financial items decreased to $5.9 million for the six months ended June 30, 2002 from $6.9 million in the six months ended June 30, 2001. For the six months ended June 30, 2002 and June 30, 2001, other financial items include a charge for the mark to market valuation of derivative instruments of $5.2 million and $3.3 million, respectively. In addition, we incurred financing fees of approximately $3.3 million in the six months ended June 30, 2001 in connection with the accelerated amortization of the deferred fees on the existing loan facility due to its refinancing.

     Minority Interest and Income Taxes. Minority interest consists of the 40 percent interest in the Golar Mazo, for both periods. Income taxes, which relate to the taxation of the United Kingdom branch operations of a subsidiary and certain interest income, were insignificant in both periods.

     Net  Income  (Loss).  As a result of the  foregoing,  net  income was $15.1 million in the six months ended June 30, 2002 compared to a net loss of $2.5 million in the six months ended June 30, 2001.

     Year ended  December 31, 2001,  compared  with the year ended  December 31,
2000

     Operating Revenues. Total operating revenues increased one percent from $113.0 million in 2000 to $114.2 million in 2001. This resulted primarily from higher average charter rates and an increase in the number of days trading for the Golar Mazo, offset by an increase in scheduled offhire days. The fleet earned an average daily time charter rate of $53,600 and $50,900 in 2001 and 2000, respectively. Total operating revenues were reduced due to an increased number of offhire days associated with the scheduled drydocking of three vessels in 2001. In the years ended December 31, 2001 and 2000 total days offhire were 130 and 79, respectively.

     Vessel Operating Expenses. Vessel operating expenses increased 17 percent from $21.0 million in 2000 to $24.5 million in 2001. This was principally attributable to increased crew costs, pension costs and insurance costs. Crew costs account for approximately $1.1 million of the increase due to a combination of pay increases, changes to shift patterns that increased manning levels and a slightly higher level of surplus crew. Pension costs in 2001 were $1.6 million higher as determined by our actuarial valuations. Insurance costs increased approximately $0.6 million due to the payment of a deductible for an insured vessel operating repair and a general increase in the market rates for insurance. In the years ended December 31, 2001 and 2000, the average daily operating costs of our vessels were $11,200 and $9,600, respectively. Included in these amounts are $928 per day and $872 per day, respectively of overheads allocable to vessel operating expenses. These are onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. We expect to reduce our future vessel operating expenses by leveraging the purchasing power of related companies, by increasing utilization of our crew pool, and through the gradual change of crew nationalities to lower cost, but equally qualified crews, consistent with industry practice. In addition, we plan to leverage overhead functions by increasing fleet size without corresponding incremental increases in overhead spending.

     Administrative Expenses. Administrative expenses increased seven percent from $7.7 million in 2000 to $8.2 million in 2001, principally due to a charge of $2.4 million of expenses relating to a planned public offering in the United States. Offsetting this amount was reduced property costs and the absence of costs associated with financing activities which took place in 2000. We relocated our London office facilities during September 2000 and closed our Singapore office during May 2001, which reduced property costs from $1.2 million for the year ended December 31, 2000 to $0.8 million for the year ended December 31, 2001.

     We anticipate lower recurring administrative expenses in the future as a result of the elimination of the Singapore head office cost and associated compensation costs of Singapore personnel whose functions have been transferred to existing offices in London and Bermuda.

     Restructuring costs. Restructuring costs of $1.9 million in the year ended December 31, 2001 consist primarily of employment severance costs incurred in connection with the restructuring of Osprey's Singapore operations following the acquisition by Word Shipholding. As noted above, we anticipate certain costs savings for administrative expenses going forward as a result of the reduction in senior management costs as well as reduced property expenses.

     EBITDA. EBITDA decreased six percent from $84.3 million in 2000 to $79.6 million in 2001, principally due to the increase in vessel operating expenses.

     Depreciation and Amortization. Depreciation and amortization decreased 13 percent from $36.5 million in 2000 to $31.6 million in 2001. This decrease is due to the reduction in carrying values of the vessels of approximately $109.8 million that resulted from World Shipholding's purchase of Osprey and was reflected in our financial statements beginning February 1, 2001.

     Net Financial Expenses. Interest income was $3.3 million and $2.1 million for the years ended December 31, 2001 and 2000, respectively. This increase reflects a higher average cash balance for the Golar Mazo in the 2001 period. Interest expense was $32.5 million and $44.5 million for the years ended December 31, 2001 and 2000, respectively. This decrease of 27 percent reflects a combination of lower average interest rates and an increase in capitalized interest from $196,000 in 2000 to $2,627,000 in 2001. In May 2001, we refinanced the facility for the five wholly-owned vessels and obtained significantly improved margins. Other financial items increased to $12.4 million for the year ended December 31, 2001 from $2.4 million in the year ended December 31, 2000, primarily due to a mark to market charge of $8.2 million relating to the application of a new accounting pronouncement for derivative instruments. In addition, during the first half of 2001, we wrote off $2.3 million of deferred finance fees as a result of refinancing a loan facility.

     Minority Interest and Income Taxes. Minority interest, consisting of the 40 percent interest in the Golar Mazo, decreased from $3.4 million in 2000 to $1.6 million in 2001, principally due to the impact of the mark to market charge for derivative instruments of $6.3 million. Income taxes, which relate to the taxation of the United Kingdom branch operations of a subsidiary and certain interest income, were insignificant in both periods.

     Net Income (Loss). As a result of the foregoing, we earned net income of $4.4 million in 2001, increased from a net loss of $0.5 million in 2000.

     Year ended  December 31, 2000,  compared  with the year ended  December 31,
1999

     Our results for the year ended December 31, 2000 compared with the year ended December 31, 1999 are affected primarily by the delivery of the Golar Mazo on January 15, 2000.

     Operating Revenues. Total operating revenues increased 38 percent from $81.8 in 1999 to $113.0 million in 2000. The fleet earned an average daily time charter rate of $50,900 and $43,300 in 2000 and 1999, respectively. On January 15, 2000 the vessel Golar Mazo was delivered to us and commenced its long-term time charter on the same date. The Golar Mazo thereby contributed $33.3 million in 2000. Golar Spirit was operated throughout 1999 and 2000 on its long-term time charter which gave a contribution of $26.0 million in both years. Operating revenues in 2000 were also improved by the reduction in number of offhire days. In the year ended December 31, 2000, total days offhire were 79 compared with 152 in 1999 due to the commencement of British Gas long-term charters in 2000 for our four LNG carriers, the Hilli, Gimi, Khannur and Golar Freeze. Offsetting these positive factors was a reduction in earnings as these four vessels during 1999 operated under either short-term or medium-term time charters, earning an average rate of $40,100 per day. Commencing with the long-term time charters with British Gas, earning for these four vessels were reduced to an average rate of $36,100 per day in 2000.

     Vessel Operating Expenses. Vessel operating expenses increased 15 percent from $18.3 million in 1999 to $21.0 million in 2000. $3.3 million of this increase is attributable to the inclusion of the Golar Mazo in 2000. This increase is partly offset by reduced expenses for the rest of the fleet principally for stores, repairs and spare parts, due to operating efficiencies. The average daily operating costs of our vessels was $9,600 in 2000 compared with $10,000 in 1999. Included in these amounts in each of 2000 and 1999 is $872 per vessel per day of overheads allocable to vessel operating expenses.

     Administrative Expenses. Administrative expenses decreased three percent from $7.9 million in 1999 to $7.7 million in 2000. In 2000 we benefited by moving to lower cost premises but this was offset by higher salary costs due to exceptional staff bonus payments. The decrease from 1999 also reflects the fact that in 1999 we incurred a $0.5 million non-recurring charge associated with expected losses on certain sub-lease arrangements relating to office premises.

     Earnings before Interest, Tax, Depreciation and Amortization. In 2000, EBITDA increased 52 percent from $55.6 million in 1999 to $84.3 million, primarily due to the impact of the additional time charter revenues resulting from the operation of the Golar Mazo.

     Depreciation and Amortization. Depreciation and amortization increased 24 percent from $29.5 million in 1999 to $36.5 million in 2000, as a result of the inclusion of the Golar Mazo from January 2000.

     Net Financial Expenses. Interest income was $2.1 million in 2000 compared with $3.6 million in 1999, a decrease of 42 percent. This is due to a substantial loan repayment that affected the net operating cash flows and consequent allocation of interest income. Interest expense was $44.5 million in 2000 compared with $26.4 million in 1999, an increase of 69 percent. This increase is partially attributable to the drawdown on a loan facility of $88.2 million in January 2000 to assist in financing the delivery installment of the Golar Mazo. The Company had total debt outstanding of $513.9 million at December 31, 2000 compared with $467.7 million at December 31, 1999. In 2000, interest expense increased due to the delivery of the Golar Mazo. In the prior period, interest expense of $7.5 million was capitalized in the construction cost of the vessel.

     Minority Interest and Income Taxes. In the year ended December 31, 2000 minority interest was $3.4 million, representing the 40 percent interest in the owning company of the Golar Mazo. Prior to this vessel's delivery in January 2000, there was no operating revenues and all predelivery expenditure had been capitalized in the cost of the vessel. Income taxes relate to the taxation of a United Kingdom branch of a subsidiary and tax on interest income received by certain other subsidiaries of the Company and were insignificant in both periods.

     Net Income (Loss). As a result of the foregoing, a net loss of $1.9 million in 1999 decreased to a net loss of $0.5 million in 2000.

Liquidity and Capital Resources

     We operate in a capital intensive industry and our predecessor business has historically financed its purchase of LNG carriers and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and equity capital. Our liquidity requirements relate to servicing our debt, funding our newbuilding program, funding the equity portion of investments in vessels, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

     Revenues from our time charters and our management contracts are received monthly in advance. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to the majority of these items being paid for by the charterer under time charters. We believe our current resources are sufficient to meet our working capital requirements; however, our newbuilding program, currently consisting of four committed contracts, will result in increased financing and working capital requirements, which are described further below. Payments for our newbuildings are made as construction progresses in accordance with our contracts with shipyards.

     We have sufficient facilities to meet our anticipated funding needs until August 2003. As of October 2002 additional facilities of $316 million will be needed to meet commitments under the newbuilding construction program in August 2003 and thereafter. It is standard in the shipping industry to finance between 60 and 80 percent of the purchase price of vessels, or construction cost in the case of newbuildings, through traditional bank financing. In the case of vessels that have term charter coverage, the debt finance percentage may increase significantly. One of our newbuildings has been employed on a long-term charter with British Gas and we have obtained financing for 100 percent of the cost of the vessel. If we were to obtain 60 percent debt financing to cover the installments due on our three remaining unfinanced newbuildings, this would equate to additional finance of approximately $235 million of the $316 million required.

     It is intended that the funding for our commitments under the newbuilding construction program will come from a combination of debt finance, lease arrangements for existing vessels and cash flow from operations. Alternatively, if market and economic conditions favor equity financing, we may raise equity to fund a portion of the construction costs. We are in advanced negotiations with a number of financial institutions and others to provide sufficient facilities to meet these construction commitments in full as they fall due. Details of newbuilding commitments and proposed funding arrangements are detailed below.

     Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars. We have not made use of derivative instruments other than for risk management purposes.

     The following table summarizes our cashflows from operating, investing and financing activities:

(in millions of $)                   Six        Six        Year        Year        Year
                                  Months     Months       Ended       Ended       Ended
                                   Ended      Ended    December    December    December
                                 June 30    June 30     31 2001     31 2000     31 1999
                                    2002       2001
                                  ------     ------      ------      ------       -----
Net cash provided by operating      32.1       12.9        42.0        29.5        18.8
activities

Net cash used in investing        (103.3)    (572.5)     (657.9)     (122.8)      (27.4)
activities

Net cash provided by financing      65.3      591.7       667.7        96.5         9.4
activities

Net increase (decrease) in          (5.9)      32.1        51.8         3.1         0.8
cash and cash equivalents

Cash and cash equivalents at        57.5        5.7         5.7         2.6         1.8
beginning of period

Cash and cash equivalents at        51.6       37.8        57.5         5.7         2.6
end of period

     With our incorporation and recapitalization in May 2001, our short-term liquid resources increased modestly. As of June 30, 2002 and December 31, 2001 the Company had unrestricted cash and cash equivalents of $51.6 million and $57.5 million, respectively. In addition, at June 30, 2002 and December 31, 2001, we had restricted cash of $13.2 million and $14.2 million, respectively that represents balances retained on accounts in accordance with certain of our loan covenants. These amounts are in contrast to cash and cash equivalent balances at December 31, 2000 and 1999 of $5.7 million and $2.6 million, respectively with $13.1 million of funds at December 31, 2000 also placed in restricted cash deposits and short term interest bearing deposits.

     We generated cash from operations of $32.1 million in the six months ended June 30, 2002 compared with $12.9 million generated in the first six months of 2001. In 2001, we generated cash from operations of $42.0 million compared with $29.5 million in 2000. In 1999, we generated cash from operations of $18.8.

     Net cash used in investing activities in the six months ended June 30, 2002 totaled $103.3 million, of which $101.4 million related to newbuilding purchase installments. Net cash used in investing activities in the year ended December 31, 2001 totaled $657.9 million, of which $572.5 million was in the six months ended June 30, 2001, mainly as a result of $530.9 million used in the acquisition of the LNG interests of Osprey and Seatankers and $140.0 million towards ship construction and refurbishment. This compares with $122.8 million and $27.4 million used in these activities in the years ended December 31, 2000 and 1999, respectively. In 2000, investing activities consisted primarily of a payment of $94.0 million for the final purchase installment for the LNG newbuilding, the Golar Mazo, as well as a cash investment of $27.3 million in short term interest bearing deposits.

     Net cash provided by financing activities was $65.3 million in the six months ended June 30, 2002 compared with $591.7 million in the six months ended June 30, 2001. Financing in the six months ended June 30, 2002 came from a new loan facility from Lloyds TSB Bank PLC of which $131.9 million was drawndown in the period, and $16.3 million from a related party. Repayments of debt totaled $73.0 million in the six month period of which $52.6 million was to a related party. Net cash provided by financing activities was $667.7 million in the year ended December 31, 2001, of which $591.7 million was in the six months ended June 30, 2001, compared with $96.5 million and $9.4 million in the year ended December 31, 2000 and 1999, respectively. Financing in 2001 came principally from a new $325 million floating rate loan facility undertaken to refinance floating rate facilities, and from net proceeds of $275.8 million from our equity placement in Norway, both of which occurred in May 2001. We were able to obtain a substantial reduction in interest margins over LIBOR through this refinancing that should provide us with greater financial flexibility and debt capacity in the future. In addition, we received $85.3 from a related party, Greenwich, as discussed below. Repayments of loan facilities totaled $15.2 million in 2001. Financing activity in 2000 related principally to the drawdown of long-term debt for financing the final delivery installment for the Golar Mazo.

     In connection with the acquisition of its LNG operations in 1997, Osprey entered into a secured loan facility for an amount of $352.4 million; this facility provided for floating rate interest of LIBOR plus 2.5 percent to 4.0 percent. In May 2001, following the formation of Golar in its current legal form, in connection with the acquisition of the LNG interests of Osprey and Seatankers, we refinanced our five wholly-owned LNG carriers and recapitalized Golar. We acquired these interests for $530.9 million (net of cash acquired). In May 2001, the $352.4 million facility was repaid and the Company entered into a new secured loan facility with a banking consortium for an amount of $325 million, the Golar LNG facility. This six year facility bears floating rate interest of LIBOR plus 1.5 percent. The loan is repayable in 22 quarterly installments and a final balloon payment of $147.5 million. The long-term debt is secured by a mortgage on our five wholly owned vessels, Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze. In our financial statements for the year ended December 31, 2001, the interest expense to May 31, 2001 relates to the carved out Osprey facility while the expense for the remaining seven months of 2001 relates to the new $325 million facility and the loans from a related party, Greenwich, as discussed further below. The balance of the acquisition price was financed from the net proceeds of $275.8 million we raised through the equity placement in Norway. In June 2001, $32.5 million of the proceeds of the share issue was used to finance the first delivery installment due on one of the newbuilding contracts as discussed further below.

     On November 26, 1997 Osprey entered into a loan facility of $214.5 million secured by a mortgage on the vessel Golar Mazo. This facility, which we assumed from Osprey, bears floating rate interest of LIBOR plus 0.865 percent. The loan is repayable in bi-annual installments that commenced on June 28, 2001. The balance of the facility, on a 100 percent basis, at December 31, 2001 totaled $204.3 million. In connection with the Mazo facility, Osprey entered into a collateral agreement with the banking consortium and a bank Trust Company. This agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the Trust Company during the period of the loan.

     During the second half of 2001, and the first half of 2002, we undertook borrowing arrangements with Greenwich Holdings Limited, a company indirectly controlled by Mr. Fredriksen, to provide initial funding under three of our newbuilding contracts discussed in further detail below.

     In August 2001, we obtained a loan of $32.6 million from Greenwich in order to finance the first installment due on newbuilding hull number 2215. The loan was for a period of one year and bore floating rate interest of LIBOR plus 2.5 percent. Related to this, a subsidiary of Golar guaranteed a loan of $32.6 million made to Greenwich by Nordea and Den norske Bank ASA, both Scandinavian banks, and entered into an assignment and security agreement, in respect of its' shipbuilding contract, with Den norske Bank as security agent. In September 2001, we obtained an additional $20 million in loan finance from Greenwich by way of an addendum to the loan of $32.6 million in relation to hull number 2215, in order to finance the second installment on this vessel. The loan was for a period of six months and bore floating rate interest of LIBOR plus 2.5 percent. These loans totaling $52.6 million have been repaid out of the new bank facility discussed below.

     In August 2001, we obtained a loan of $32.7 million from Greenwich in order to finance the first installments due on newbuilding hull numbers 1460 and 2220. The loan is for a period of one year and bears floating rate interest of LIBOR plus 2.5 percent. In connection with this, two subsidiaries of Golar have guaranteed a loan of $32.7 million made to Greenwich by Nordea and Den norske Bank ASA and they have both entered into an assignment and security agreement in respect of their shipbuilding contracts with Den norske Bank as security agent.

     After these transactions, at December 31, 2001, we had total long-term debt outstanding of $609.6 million, compared with $513.9 million and $467.7 million at December 31, 2000 and 1999, respectively.

The outstanding debt of $609.6 million as of December 31, 2001 was repayable as follows:

     Year ending December 31,
     (in millions of $)
     2002                                                             126.3
     2003                                                              42.0
     2004                                                              43.1
     2005                                                              46.7
     2006                                                              55.4
     2007 and later                                                   296.1
     ----------------------------------------------------------------------
                                                                      609.6
     ======================================================================

     On December 31, 2001, we signed a loan agreement with Lloyds TSB Bank Plc to finance 100 percent of the cost of one of our newbuildings, hull number 2215, after we secured a 20 year charter for this vessel. The agreement allows us to draw down a maximum of $180 million to cover the contract price, costs of supervising the building process and interest costs of the draw down part of the loan up to delivery. In March 2002 we drew down $99.2 million on the loan facility signed with Lloyds TSB Bank Plc. This draw down was used for the purpose of financing the third installment of $32.4 million on newbuilding number 2215 and, in addition as discussed above, $52.6 million was used to re-pay loans from Greenwich in respect of the same vessel. In June 2002 we drew down a further $32.7 to finance the fourth installment of $32.4 million and associated interest and commitment costs.

     In June 2002, we obtained $16.3 million in loan finance from Greenwich by way of an addendum to an existing loan agreement in respect of newbuilding hull numbers 1460 and 2220 in order to finance the second installment due on newbuilding hull number 1444. In connection with this, a subsidiary of Golar has guaranteed a loan of $16.3 million made to Greenwich by Nordea and Den norske Bank ASA and has entered into an assignment and security agreement in respect of its shipbuilding contract with Den norske Bank as security agent. This addendum also extended the repayment date of the original loan, $32.7 million, from August 2002 until August 2003. The $16.3 million loan is for a period of four months and bears floating rate interest of LIBOR plus 2.625 percent. This rate also applies to the original $32.7 million loan from June 2002. This rate increases to LIBOR plus three percent on any amounts still outstanding as at February 20, 2003.

     After these transactions, at June 30, 2002, we had total long-term debt outstanding of $684.8 million which was repayable as follows:

     Year ending December 31,
     (in millions of $)
     2002 (six months to December 31, 2002)                            36.9
     2003                                                              77.1
     2004                                                              46.5
     2005                                                              50.1
     2006                                                              59.6
     2007 and later                                                   414.6
     ----------------------------------------------------------------------
                                                                      684.8
     ======================================================================

     In September 2002, Greenwich confirmed the availability of an extension to the $32.7 million loan and the $16.3 million loan in respect of hull numbers 1460, 2220 and 1444. Both amounts can remain outstanding, if required, until December 2003. Greenwich also confirmed the availability of an additional $15 million facility for the payment of newbuilding installments should it be required.

     In October 2002, we signed a loan agreement with some of the Golar LNG facility Lenders in respect of a facility in the amount of up to $60 million to be secured on the Company's existing five wholly-owned vessels as second priority charges. The agreement allows us to draw down a maximum of $60 million to assist in the financing of our newbuilding installment payments.

     In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of Golar. Our existing financing agreements impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. We are required under our $325 million facility to maintain available cash of at least $25 million, and to maintain an asset to current liability ratio, excluding current long-term debt, of not less than 1.5 to 1. As of the end of each fiscal quarter up to the end of 2003, the ratio of our total outstanding debt, reduced by our then available cash, to earnings before interest, tax, depreciation and amortization on an annualized basis shall not be more than 6.5 to 1. This ratio is reduced to 6 to 1 in 2004 and 5 to 1 for all subsequent periods. We are required under our Mazo facility (in which we have a sixty percent interest) to maintain in an account (the `debt service reserve' account) controlled by the trustee, an amount equal to six months interest and principal debt repayment. After the first five years from delivery (January 2000) this is reduced to an amount equal to five months interest and principal debt repayment. For the six months ended 28 June 2002 this amounted to $12.7 million. We are additionally required to place each month into a separate account (the `collateral' account) also controlled by the trustee, an amount equal to one month's interest and principal debt repayment. The funds built up in the collateral account are used to pay the interest and principal due at each six monthly repayment date. There is also a requirement to maintain a debt service coverage ratio of 1.10:1, which is calculated by dividing six month's charter hire by six month's interest and principal debt repayment As of June 30, 2002, December 31, 2001, 2000 and 1999, we complied with all covenants of our various debt agreements.

Newbuilding Contracts and Capital Commitments

     As of December 31, 2001, we had contracts to build four new LNG carriers. Amounts payable under these contracts, totaling approximately $658.9 million, excluding financing costs, are due in installments over the period to December 2004, with approximately $423.5 falling due after September 30, 2002. We also have budgeted capital expenditure of approximately $25 million over the next six years in connection with our vessels refurbishment program.

     As of October 2002, the Company had total loan facilities of $304 million, to finance its newbuilding program. These consist of a $180 million facility from Lloyds TSB Bank Plc ($162 million is in respect of the contract cost and the balance is for associated finance costs and other sundry items) of which $129.6 million has been drawn down to finance newbuilding installments, $64.0 million from a related party, Greenwich, of which $49.0 million has been drawn down as discussed in Note 28 to the Company's financial statements, and the $60 million facility from some of the Golar LNG Facility lenders. The Company will then require additional financing of approximately $316 million to fund all of its newbuilding construction commitments.

     The commitments up to August 2003 will be funded from existing facilities and cash generated from operations. Additional facilities are required to meet progress payments from August 2003 and further progress payments arising periodically thereafter until completion of the program in 2004.

     Our senior management evaluates funding alternatives depending on the prevailing market conditions. We anticipate that the additional financing required to fund the completion of the remaining newbuilding construction costs will come from a combination of additional debt financing and cash from operations, supplemented by equity proceeds as circumstances may warrant or permit. It is standard in the shipping industry to finance between 60 and 80 per cent of the construction cost of newbuildings through traditional bank financing and in the case of vessels that have charter coverage, the debt finance percentage may increase significantly. We may finance up to 100 percent of these newbuilding costs through additional tranches of bank debt secured by the respective newbuildings. We would make such borrowings as needed while construction proceeds. Alternatively, if market and economic conditions favor equity financing at any such time, we may use somewhat less debt and instead raise equity to fund a larger portion of these costs. Currently, we have a charter contract for one of our newbuildings and we are seeking long-term charters for two of our newbuildings. We are considering dedicating the fourth newbuilding to the spot market. The charter coverage of a newbuilding may affect our ability to finance its completion.

     As at September 30, 2002, approximately $235.5 million has been paid as installments under the newbuilding contracts. The following table sets out as at September 30, 2002 the estimated timing of the remaining commitments under our present newbuilding contracts over the next five years. Actual dates for the payment of installments may vary due to progress of the construction.

     These estimated timings take into account the rescheduling of installment payments for two of our newbuildings. Both shipyards have offered and we have accepted revised payment terms in consideration of an amount equivalent to an interest charge of between six and eight percent interest per annum. The effect of these amendments to the timing of payments is to delay a total of $81.1 million from 2002 and 2003 until payment of $32.5 million in December 2003 and $48.6 million in March 2004.

                            Hull No.    Hull No.  Hull No.   Hull No.     Total
(in millions of $)            1444        2215      2220       1460
--------------------------------------------------------------------------------

2002 (three months)             16.3         --       16.2       16.5       49.0
2003                           100.6       32.4       32.4       33.0      198.4
2004                              --         --       84.0       92.1      176.1
2005                              --         --         --         --         --
2006 and later                    --         --         --         --         --
                              _______     ______    _______    _______    ______
Total                          116.9       32.4      132.6      141.6      423.5

Recently  Issued  Accounting  Standards and Securities  and Exchange  Commission
Rules

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" ("FAS 133"). SFAS 133 as amended by FAS 137 and FAS 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company adopted SFAS 133 on January 1, 2001 and upon initial adoption recognized the fair value of its derivatives as liabilities of $2.8 million and a charge of $2.8 million was made to other comprehensive income.

     In June 2001, the FASB approved SFAS No. 141, "Accounting for Business Combinations" which requires the application of the purchase method including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's consolidated results of operations, financial position or liquidity.

     In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS No. 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS No. 142 will supersede APB Opinion No. 17, "Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142 by the Company did not have any impact on the Company's consolidated results of operations, financial position or liquidity.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS No. 143 requires the fair value of a legal liability related to an asset retirement to be recognized in the period in which it is incurred. The associated asset retirement costs must be capitalized as part of the carrying amount of the related long-lived asset and subsequently amortized to expense. Subsequent changes in the liability will result from the passage of time(interest cost) and revision to cash flow estimates. This statement is effective for fiscal years beginning after June 15, 2002. The effect on the Company of adopting SFAS 143 is under evaluation.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of
SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The adoption of SFAS No. 144 by the Company did not have any impact on the Company's consolidated results of operations, financial position or liquidity.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is generally for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 by the Company did not have any impact on the Company's consolidated results of operations, financial position or liquidity.

     In July 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied by the Company prospectively to exit or disposal activities initiated after December 31, 2002.

See Item 11 for a discussion of quantitative and qualitative disclosures about market risks.

ITEM 6. Directors, Senior Management and Employees

Directors and senior management

     Set forth below are the names, ages and positions of our directors and executive officers:

     Name                   Age      Position
     ----                   ---      --------
     John Fredriksen        58       Chairman of the Board, President and
                                     Director

     Tor Olav Troim         39       Deputy Chairman of the Board, Chief
                                     Executive Officer, Vice President and
                                     Director

     A. Shaun Morris        42       Director

     Timothy Counsell       44       Director

     Sveinung Stohle        43       Executive Vice President

     Graeme McDonald        45       Chairman of Golar Management and
                                     Technical Director

     Graham Griffiths       58       General Manager of the Fleet

     Kate Blankenship       37       Secretary, Chief Accounting Officer

     Graham Robjohns        37       Group Financial Controller

     Biographical information with respect to each of our directors and executive officers is set forth below.

     John Fredriksen has served as the chairman of our board of directors, our president and a director since our inception in May 2001. He has been the chief executive officer, chairman of the board, president and a director of Frontline Ltd. since 1997. Frontline Ltd. is a Bermuda based tanker owner and operator listed on the New York Stock Exchange and the Oslo Stock Exchange. Mr. Fredriksen has served for over eight years as a director of Seatankers, a ship operating company.

     Tor Olav Troim has served as our chief executive officer, our vice-president and a director since our inception in May 2001. He has been the vice president and a director of Frontline Ltd. since 1996. He also served as deputy chairman of Frontline Ltd. in 1997. Until April 2000, Mr. Troim was the chief executive officer of Frontline Management, a management company that is a subsidiary of Frontline Ltd. Mr. Troim also serves as a consultant to Seatankers and since May 2000, has been a director and vice-chairman of Knightsbridge Tankers Limited, a Bermuda based, Nasdaq National Market listed tanker owner. He is a director of Aktiv Inkasso ASA, Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies, and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Troim served as managing director and a member of the board of directors of DNO AS, a Norwegian oil company.

     A. Shaun Morris has served as a non-executive director since our inception in May 2001. He has also been a non-executive director of Frontline Ltd. since November 1997. He is currently a Partner at Appleby, Spurling & Kempe and has been with that firm since 1988.

     Timothy Counsell has served as a non-executive director since our inception in May 2001. He is a partner in the law firm of Appleby Spurling & Kempe, and joined the firm in 1990. He is currently an alternate director of Bona Shipholding Ltd.

     Sveinung   Stohle  has  served  as  our  executive   vice   president  with
responsibility for strategy and commercial activities since August 2001. He formerly served as general manager for Nigeria LNG's marketing and shipping division since 1997. He has extensive LNG experience and had held various management positions in upstream and downstream affiliates of the TotalFinaElf Group since 1984.

     Graeme McDonald is chairman of Golar Management and Technical Director. He was previously general manager of the fleet, a position he held with Osprey, since 1998. He has worked in the shipping industry since 1973 and held various positions with Royal Dutch Shell companies, including manager of LNG shipping services at Shell International Trading and Shipping Company Ltd. and manager of LNG marine operations at Shell Japan Ltd.

     Graham J. Griffiths joined us in October 2001 and is general manager of the fleet. He has over 30 years experience in the shipping industry, including 20 years sea-going experience. Prior to joining us he was a technical manager for V Ships Singapore and has held various positions in V Ships since 1986. He has extensive experience in newbuilding projects and day to day management of oil tankers, chemical/product tankers, gas carriers and dry bulk vessels.

     Kate Blankenship has served as our secretary and chief accounting officer since our inception in May 2001. She has been the chief accounting officer and secretary of Frontline Ltd since 1994 and of Knightsbridge Tankers since 2000. Prior to 1994, she was a manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales.

     Graham Robjohns has served as our group financial controller since May, 2001. He was financial controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, he worked for PricewaterhouseCoopers (formally Coopers & Lybrand) in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Compensation

     We paid aggregate cash compensation to our directors and executive officers as a group in the amount of $516,700 in 2001. Our directors do not receive any benefits upon termination of their directorships.

Share ownership

     The following table sets forth information as of September 30, 2002, regarding the total amount of common shares owned by all of our officers and directors on an individual basis:

     Name                   Position                               Shares
     ----                   --------                               ------

     John Fredriksen        Chairman of the Board,              28,012,000*
                              President and Director

     Kate Blankenship       Secretary, Chief Accounting              5,000
                             Officer

* Mr. Fredriksen does not own any of our shares directly. The shares shown next to Mr. Fredriksen's name are held by Osprey. See Item 7, "Major Shareholders and Related Party Transactions." Mr. Fredriksen indirectly controls Osprey. World Shipholding Ltd. holds over 99 percent of the outstanding stock of Osprey. World Shipholding Ltd. is wholly-owned by Greenwich, which is, in turn, indirectly controlled by Mr. Fredriksen.

Option Plan

     Our board of directors adopted the Golar LNG Limited Employee Share Option Plan in February 2002. The plan authorizes our board to award, at its discretion, options to purchase our common shares to employees of Golar LNG Limited, and any of its subsidiaries, who are contracted to work more than 20 hours per week and to any director of Golar LNG Limited or its subsidiaries. A total of two million of our common shares have been reserved for issuance to our qualifying employees.

     Under the terms of the plan, our board may determine the exercise price of the options, provided that the exercise price per share is not lower than the then current market value. No option may be exercised prior to the first anniversary of the grant of the option except that the option will become immediately exercisable if the option holder's employment is terminated (other than for cause) or in the event of the option holder's death. All options will expire on the tenth anniversary of the option's grant or at such earlier date as the board may from time to time prescribe. The Plan will expire 10 years from its date of adoption.

     In July 2001, our board approved the issuance of options to John Fredriksen for the purchase of 200,000 common shares at a price of $5.75, and options to Tor Olav Troim and Sveinung Stohle to purchase 100,000 common shares each at an exercise price of $5.75.

ITEM 7. Major Shareholders and Related Party Transactions.

Major shareholders

     The following table sets forth information regarding the owners of more than five percent of all common shares of which we are aware as of September 30, 2002. Our major shareholders have the same voting rights as all other holders of our Common Shares.

                                                       Percentage of Outstanding
     Name                       Number of Shares             Common Shares
     ----                       ----------------             -------------

     Osprey Maritime
     Limited*                     28,012,000                    50.01

     Morgan Stanley &              6,162,770                    11.00
     Co. Inc. (as
     nominee)

     State Street Bank             2,809,300                     5.01
     and Trust Co.

* Our Common Shares held by Osprey Maritime Limited are indirectly controlled by our Chairman, John Fredriksen, who indirectly controls Osprey.

     As at September 30, 2002, 3,641,400 of the Company's Common Shares are held by seven holders of record in the United States.

Related party transactions

     There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions. However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties. The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the Directors of its interest in the contract or proposed contract. The related party transactions that we have entered into are discussed below.

     Osprey Maritime Limited. Osprey is our largest shareholder with 50.01 per cent of our outstanding common shares. On May 21, 2001, we entered into a purchase agreement with Osprey in which we agreed to purchase five LNG carriers and a 60 percent interest in a sixth LNG carrier, one newbuilding contract and an option for an additional newbuilding contract.

     The purchase price paid for the LNG operations of Osprey was $525.9 million based on an agreed gross value of the LNG carriers of $635.0 million, plus the amount of net book value of all other non-shipping assets of the companies acquired. The purchase price paid was net of an amount of $128.7 million, being 60 percent of the loan assumed relating to the financing of the Golar Mazo and cash of $27.2 million. Additionally, the Company paid $2.5 million to Osprey for the assignment of the newbuilding contract and options. Furthermore, immediately prior to the sale, certain inter-company balances due to the companies forming the LNG operations of Osprey from other Osprey companies totaling $450.3 million were forgiven.

     We agreed to provide services to Osprey for the management of two of Osprey's VLCCs. In the seven months ended December 2001, management fees of $106,667 were charged to Osprey in relation to such services of which there was no outstanding balance at December 31, 2001. In addition, at December 31, 2001 an amount of $261,000 was due from Osprey in respect of costs recharged in connection with the above services.

     We believe that the price we paid to Osprey for its interests, and our service agreement with the company was not more than the price we would have paid to a third party in an arm's-length transaction and are under terms similar to those that would be arranged with other parties.

     Historically the Company has been an integrated part of Osprey Maritime. As such, the Singapore and London office locations of Osprey have provided general and corporate management services for both the Company as well as other Osprey entities and operations. As described in Note 2, management has allocated costs related to these operations based on the number of vessels managed. Amounts allocated to the Company and included within vessel operating expenses, administrative expenses and depreciation expense were $3,227,000, $9,662,000 and $9,449,000, for the years ended December 31, 2001, 2000 and 1999, respectively.

     Seatankers Management Company. Seatankers is indirectly controlled by our chairman, John Fredriksen. On May 28, 2001, the Company entered into a purchase agreement with Seatankers to purchase its one newbuilding contract for a LNG carrier and options to build three new LNG carriers. The Company paid $2.5 million to Seatankers for the assignment of the newbuilding contract and options. We believe that the price we paid to Seatankers for the assignment was not more than the price we would have paid to a third party in an arm's-length transaction.

     In the year ended December 31, 2001 and the six months ended June 30, 2002, Seatankers has provided insurance administration services to the Company. In the year ended December 31, 2001 and the six months ended June 30, 2002, management fees to Seatankers of $10,000 and $10,000, respectively, have been incurred by Golar and as at each of December 31, 2001 and June 30, 2002, an amount of $10,000 was due to Seatankers in respect of these fees incurred.

     Frontline Management (Bermuda). Frontline Management is a subsidiary of Frontline Ltd., a publicly listed company, and is indirectly controlled by our chairman, John Fredriksen. With effect from June 1, 2001, we entered into an agreement with Frontline Management (Bermuda) Ltd. for administrative services. Under the management agreement, Frontline Management provides budgetary and accounting support services, maintains our corporate records, technical vessel supervision services, ensures our compliance with applicable laws and requirements and assists us with corporate finance matters.

     In the year ended December 31, 2001, and the six months ended June 30, 2002, we have incurred management fees to Frontline of $258,962 and $177,750, respectively. As at December 31, 2001 and June 30, 2002, an amount of $547,966 and $92,000 was due to Frontline in respect of these management fees and costs incurred.

     We believe that the compensation we pay to Frontline Management for its administrative and management services is not more than the price we would have paid to third parties in an arm's-length transaction and are under terms similar to those that would be arranged with other parties.

     Greenwich Holdings Limited ("Greenwich") - Newbuilding credit facilities

     Greenwich is indirectly controlled by our chairman, John Fredriksen. Greenwich entered into two loan agreements with Nordea (formerly named Christiania Bank og Kreditkasse ASA) and Den norske Bank ASA, as lenders and Nordea, as facility agent and security agent, pursuant to which the lenders agreed to lend Greenwich an aggregate amount of approximately $85.3 million. Pursuant to two separate promissory notes, Greenwich has on-loaned the proceeds of its credit facilities with Nordea and Den norske Bank ASA to us. The proceeds of these loans were used to finance installments under our newbuilding contracts. Of this amount $52.6 million in relation to hull number 2215 has been repaid as discussed below. In addition a further $16.3 million has been advanced to us as part of an addendum to the loan in respect of hull numbers 2220 and 1460, again as discussed below.

     Hull No. 2215

     Pursuant to a loan agreement dated August 2, 2001 between Greenwich, as borrower, Nordea and Den norske Bank ASA, as lenders and Nordea as agent, the lenders agreed to lend to Greenwich up to $32.6 million. The loan is for the purpose of assisting Greenwich in financing the payment by us of the first installment of $32.6 million (20 percent of the contract price) due under a shipbuilding contract, dated May 2, 2001, between Osprey, as buyer, and Daewoo Shipbuilding & Marine Engineering Co., Ltd., as builder, providing for the construction of one 138,000 cmb LNG carrier, hull number 2215. Osprey assigned its interest in that shipbuilding contract to us. The loan accrued interest at a rate equal to the sum of LIBOR plus 1.5 percent per annum and was to mature 364 days after the drawdown date of the loan, which was August 6, 2001. We paid directly to the lenders a non-refundable arrangement fee of $169,000 in respect of this loan.

     Pursuant to a promissory note dated August 7, 2001, Greenwich on-loaned the proceeds of the loan to us at an interest rate equal to LIBOR plus 2.5 percent. This loan was to mature 360 days after the date of the promissory note. Under the loan agreement and the guarantee to the lenders, we subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders. A subsidiary of Golar guaranteed the loan and secured it with an assignment of the shipbuilding contract, the related refund guarantee issued by the Korea Export and Import Bank, and a pledge of our shipowning subsidiaries' bank accounts. No consideration was paid by Greenwich for the provision of the guarantee.

     On September 24, 2001, Greenwich borrowed an additional $20 million from Nordea and Den norske Bank ASA pursuant to an amendment to the August 2, 2001 loan. This loan was under the same terms but for a period of six months. We paid directly to the lenders a non-refundable arrangement fee of $78,000 in respect of this loan.

     Pursuant to an addendum to the promissory note dated August 7, 2001, Greenwich on-loaned the proceeds of the loan to us at an interest rate equal to LIBOR plus 2.5 percent. This loan was to mature 182 days after the date of the promissory note. The proceeds of this loan from Greenwich was used to pay the second installment due under the newbuilding contract for hull number 2215. Under the loan agreement and the guarantee we have as for the initial loan subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders. No consideration was paid by Greenwich for the provision of the guarantee.

     In December 2001 the Company signed a loan agreement with Lloyds TSB Bank Plc for the purpose of financing part of the building of newbuilding hull number 2215 for an amount up to $180 million to include ship yard costs, capitalized interest and building supervision charges. In March 2002 the Company drew down $66.8 million on this loan facility and $52.6 million was used to re-pay the two loans from Greenwich.

     Hulls No. 1460, 2220 and 1444

     Pursuant to a loan agreement dated August 20, 2001, between Greenwich, as borrower, Nordea and Den norske Bank ASA, as lenders and Den norske Bank ASA, as facility agent and security agent, the lenders have agreed to lend to Greenwich up to $32.7 million. This loan was for the purpose of assisting Greenwich in financing the payment by us of the first installment of each of two newbuilding contracts, representing 10 percent of the total contract price of each vessel. The initial installment under the first contract, dated July 31, 2001, between our wholly owned subsidiary Golar LNG 2220 Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd., as builder, providing for the construction of one 138,000 cmb LNG carrier hull number 2220, was in the amount of $16.2 million. The initial installment under the second contract dated July 24, 2001, between our wholly owned subsidiary Golar LNG 1460 Corporation and Hyundai Heavy Industries Co. Ltd., as builder, providing for the construction of one 140,000 cmb LNG carrier hull number 1460, was in the amount of $16.5 million. The loan accrues interest at a rate equal to the sum of LIBOR plus 1.5 percent per annum and matures 364 days after the drawdown date of the loan, which was September 25, 2001 and August 21, 2001, respectively. We paid directly to the lenders a non-refundable arrangement fee of $169,000 in respect of this loan.

     Pursuant to a promissory note dated August 21, 2001 in respect of Golar LNG 1460 Corporation Greenwich on-loaned the proceeds of the loan in the amount $16.5 million to finance the initial installment due under our newbuilding contract. The loan accrues interest at a rate equal to LIBOR plus 2.5 percent and matures 360 days after the date of the promissory note. Pursuant to a promissory note dated September 25, 2001 in respect of Golar LNG 2220 Corporation Greenwich has on-loaned the proceeds of the loan in the amount $16.2 million to finance the initial installment due under our newbuilding contract. The loan accrues interest at a rate equal to LIBOR plus 2.5 percent and matures 360 days after the date of the promissory note. In connection with this, two subsidiaries of Golar have guaranteed the loan and have secured the loan with an assignment of the shipbuilding contracts and the related refund guarantee issued by the Korea Export and Import Bank. No consideration was paid by Greenwich for the provision of the guarantee.

     Under the loan agreement and the guarantee to the lenders, we have subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders. As of December 31, 2001, $291,000 of interest due to Greenwich in connection with the above loans was outstanding.

     On June 11, 2002, Greenwich borrowed an additional $16.3 million from Nordea and Den norske Bank ASA pursuant to an amendment to the August 20, 2001 loan. This loan is for the purpose of assisting Greenwich in financing the payment by us of the second installment under a contract dated May 10, 2001, between our wholly owned subsidiary Golar LNG 1444 Corporation and Hyundai Heavy Industries Co. Ltd., as builder, providing for the construction of one 137,000 cmb LNG carrier hull number 1444. Under this amendment to the loan agreement the total outstanding loan accrues interest at a rate of equal to LIBOR plus 1.625 percent and from February 20, 2003 at a rate equal to LIBOR plus 2.0 percent. The amendment provides for the repayment date on the original $32.7 million loan to be extended to August 19, 2003 and for the additional $16.3 million to be four months after draw down on June 11, 2002. We paid directly to the lenders a non-refundable arrangement fee of $323,000 in respect of this loan amendment.

     Pursuant to an addendum to the promissory note dated August 21, 2001, Greenwich on-loaned the proceeds of the loan to us at an interest rate equal to LIBOR plus 2.625 percent until February 20, 2003 and thereafter at a rate equal to LIBOR plus 3.0 percent. This loan was to mature four months after the date of the promissory note. In connection with this, two subsidiaries of Golar have guaranteed the loan and have secured the loan with an assignment of the shipbuilding contracts and the related refund guarantee issued by the Korea Export and Import Bank. The proceeds of this loan from were used to pay the second installment due under the newbuilding contract for hull number 1444. Under the loan agreement and the guarantee we have as for the initial loan subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders. No consideration was paid by Greenwich for the provision of the guarantee.

     In the six months ended June 30, 2002 the Company paid interest of $1,230,560 to Greenwich in respect of a loan finance received. At June 30, 2002 $661,392 of the interest due to Greenwich was outstanding.

     In September 2002, Greenwich confirmed the availability of an extension to the loan facility in respect of hull numbers 1460, 2220 and 1444. The total amount drawn down under this facility of $49.0 million can remain outstanding, if required, until December 2003. Greenwich also confirmed the availability of an additional $15 million facility for the payment of newbuilding installments should it be required.

     Graeme McDonald

     Golar Management holds a promissory note executed by Mr. McDonald, Chairman of Golar Management and Technical Director, on April 21, 1998, under which Mr. McDonald promises to pay to Golar Management the principal sum of (pound)20,900 in monthly installments of (pound)317.55. The note carries an interest rate of three percent and an acceleration clause in the event Mr. McDonald's employment with us is terminated for any reason or in the event of a default on payment by Mr. McDonald. Payments under the note commenced in May 1998 and the principal balance as of December 31, 2001 was (pound)8,577 or approximately $12,400.

ITEM 8. Financial Information.

Consolidated Statements and Other Financial Information

     See Item 18.

Dividend Distribution Policy

     Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors. Our ability to declare dividends is also regulated by Bermuda law, which prohibits us from paying dividends if, at the time of distribution, we will not be able to pay our liabilities as they fall due or the value of our assets is less than the sum of our liabilities, issued share capital and share premium.

     In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries' distributing to us their earnings and cash flow. Some of our loan agreements limit or prohibit our subsidiaries' ability to make distributions to us without the consent of our lenders.

ITEM 9. The Offer and Listing

Listing Details and Markets

     We intend to list our Common Shares on the Nasdaq National Market under the symbol "GLNG". Our common shares have traded on the Oslo Stock Exchange since July 12, 2001 under the symbol "GOL". The following table sets forth the high and low trading price in Norwegian Kroner for each month since July, 2001,* and the average daily trading volume for each month:

                                             Our Common Shares
                            ---------------------------------------------------
                                        Price Per Share              Average
                            -------------------------------------     Daily
                                                                     Trading
Monthly                       High          Low        Period End     Volume
                            --------      --------     ----------   -----------
                            (in NOK)      (in NOK)      (in NOK)    (thousands)

2002
September                    44.00         35.50         42.00         22.31
August                       48.00         39.00         45.00         24.52
July                         47.00         38.00         46.00         58.32
June                         53.00         43.50         46.00         91.20
May                          55.00         50.00         51.00         68.60
April                        58.50         52.00         55.00        117.27
March                        62.00         52.50         58.50        208.84
February                     53.00         47.00         51.00        112.96
January                      52.00         43.00         49.00        146.74

2001
December                     47.00         44.50         47.00         91.18
November                     50.00         43.50         47.00        222.04
October                      45.00         37.00         42.00        106.60
September                    60.00         42.00         44.50         80.01
August                       63.00         54.00         57.00        117.94
July (since July 12)         65.00         56.00         60.00        141.47

     * On September 30, 2002, the exchange rate between the Norwegian Kroner and the U.S. dollar was 7.4681NOK to one U.S. Dollar.

Markets

     Our common shares are currently trading on the Oslo Stock Exchange. We have submitted an application to list our Common Shares on the Nasdaq National Market, however, we cannot assure you that our application will be granted.

ITEM 10. Additional Information

     This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association and Bye-Laws contain. Copies of our Memorandum of Association and Bye-Laws are filed with the SEC as an exhibit to this Registration Statement.

Share capital

     We have one class of shares, our common shares, par value one dollar per share. There are a total of 100,000,000 authorized shares, of which 56,012,000 are issued and outstanding.

     We issued 12,000 common shares, par value $1.00 per share to Osprey on May 10, 2001. On May 21, 2001, we filed a certificate of deposit of memorandum of increase of share capital, raising the number of our authorized common shares to 100 million. On May 21, 2001, we issued 56,000,000 of our authorized shares in connection with a Norwegian placement in which we raised $280 million. As part of this Norwegian placement, Osprey purchased 28 million common shares. Osprey paid the purchase price for these shares of $140 million entirely through the transfer of its LNG operations to us effective May 31, 2001. All of our common shares are currently held through the Norwegian Central Securities Depository, which is referred to as the VPS System. The VPS System is Norway's paperless centralized securities registry. As of May 21, 2002, we had 335 shareholders of record.

     We reserved 2,000,000 shares of our authorized but unissued shares for stock options awards to directors and certain key personnel. In July, 2001, the board awarded options to purchase 200,000 common shares at an exercise price of $5.75 per share to our chairman, John Fredriksen, and options to purchase 100,000 common shares at an exercise price of $5.75 per share to our vice president and director, Tor Olav Tr0im, and to our executive vice president, Sveinung Stohle.

Memorandum of Association and Bye-Laws

     Our Memorandum of Association and Bye-laws. The object of our business, as stated in Section six of our Memorandum of Association, is to engage in any lawful act or activity for which companies may be organized under The Companies Act, 1981 of Bermuda, or the Companies Act, other than to issue insurance or re-insurance, to act as a technical advisor to any other enterprise or business or to carry on the business of a mutual fund. Our Memorandum of Association and Bye-laws do not impose any limitations on the ownership rights of our shareholders.

     Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place selected by our board of directors. The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3 percent of the exercisable voting rights. The meetings may be held at any place, in or outside of Bermuda, that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime. Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting. The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

     Directors. Our directors are elected by a majority of the votes cast by the shareholders in general meeting. The quorum necessary for the transaction of the business of the board of directors may be fixed by the board but unless so fixed, equals those individuals constituting a majority of the board of directors who are present in person or by proxy. Executive directors serve at the discretion of the board of directors.

     The minimum number of directors comprising the Board of Directors at any time shall be two. The Board currently comprises four directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board.

     Subject to the provisions of the Companies Act, a director of a company may, notwithstanding his office, be a party to or be otherwise interested in any transaction or arrangement with that company, and may act as director, officer, or employee of any party to a transaction in which the company is interested. Under our Bye-laws, provided an interested director declares the nature of his or her interest immediately thereafter at a meeting of the board of directors, or by writing to the directors as required by the Companies Act, a director shall not by reason of his office be held accountable for any benefit derived from any outside office or employment. The vote of an interested director, provided he or she has complied with the provisions of the Companies Act and our Bye-laws with regard to disclosure of his or her interest, shall be counted for purposes of determining the existence of a quorum.

     Dividends. Holders of common shares are entitled to receive dividend and distribution payments, pro rata based on the number of common shares held, when, as and if declared by the board of directors, in its sole discretion. Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors.

     As a Bermuda exempted company, we are subject to Bermuda law relating to the payment of dividends. We have been advised by our Bermuda counsel, Appleby, Spurling & Kempe, that we may not pay any dividends if, at the time the dividend is declared or at the time the dividend is paid, there are reasonable grounds for believing that, after giving effect to that payment;

     o    we will not be able to pay our liabilities as they fall due; or

     o the realizable value of our assets, is less than an amount that is equal to the sum of our

          (a)  liabilities,

          (b) issued share capital, which equals the product of the par value of each common share and the number of common shares then outstanding, and

          (c) share premium, which equals the aggregate amount of consideration paid to us for such common shares in excess of their par value.

     In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries, our ability to pay any dividends to shareholders will depend on our subsidiaries' distributing to us their earnings and cash flow. Some of our loan agreements currently limit or prohibit our subsidiaries' ability to make distributions to us.

Material contracts

     Golar LNG Facility for LNG Asset Acquisitions

     On May 31, 2001, our wholly-owned subsidiary, Golar Gas Holding Company, entered into a loan agreement for $325 million with Nordea, Den norske Bank ASA, Citibank, N.A. and Fortis Bank (Nederland) N.V., under which Nordea serves as administrative agent and security agent. The proceeds of this loan were used to finance part of our acquisition of the LNG operations of Osprey and Seatankers.

     The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR, which is the London Inter Bank Offered Rate, plus 1.5 per cent per annum. The loan has a term of six years and is repayable in 22 quarterly installments and a final balloon payment of $147.5 million. The loan may be prepaid in whole or in part without premium or penalty, except for losses and other reasonable costs and expenses incurred as a result of our prepayment.

     In addition to a first preferred ship mortgage on each of our vessels, except the Golar Mazo, to the lenders, the loan is secured by a pledge of the capital stock of our shipowning subsidiaries, and an assignment of our vessels' earnings, insurance, and the vessels' charters to the lenders. The loan agreement and related documents also contain a number of restrictive covenants that, subject to specified exceptions, limit the ability of Golar Gas Holding Company and our shipowning subsidiaries' to among other things:

          o merge into or consolidate with another entity or sell or otherwise dispose of all or substantially all of their assets;

          o    make or pay equity distributions;

          o    incur additional indebtedness;

          o incur or make any capital expenditure, other than capital expenditures for vessel upgrades required by our charterers;

          o materially amend, or terminate, any of our current charter contracts or management agreements; and

          o enter into any business other than owning the shipowning companies, in the case of Golar Gas Holding Company, and owning and operating the ships, in the case of the shipowning subsidiaries.

     The agreement also contains an event of default if, among other things, John Fredriksen and his affiliated entities cease to be the beneficial or legal owner of at least 25 percent of our common shares.

Hull No. 2215 Loan

     On December 31, 2001, our wholly owned subsidiary, Golar LNG 2215 Corporation entered into a loan agreement for $180 million with Lloyds TSB Bank Plc. The proceeds of this loan are to be used to finance 100 percent of the cost of one of our newbuilding, hull number 2215. In March of 2002, we drew down $99.2 million on the facility for the purpose of financing the third installment on our new building contract and to repay amounts borrowed from Greenwich to pay for the first two installments on this newbuild. In June 2002 we drew down a further $32.7 million for the purpose of financing the fourth installment and associated interest and commitment costs. The loan currently accrues interest at the rate of LIBOR plus 1.45 percent until delivery and 1.15 percent from delivery. The loan is repayable in 144-monthly installments, with a final balloon payment of approximately $118 million. The loan is secured by first preferred ship mortgage on hull number 2215, as well as an assignment of the vessel's earnings, insurance and charter rights.

Second Priority Loan Facility

     On October 11, 2002, our wholly owned subsidiary, Golar Gas Holding Company, Inc. entered into a loan agreement for an amount up to $60 million with certain of the lenders under the Golar LNG Facility, being Nordea Bank Norge ASA, Den norske Bank ASA and Fortis Bank (Nederland) N.V. The proceeds of this loan are to be used to assist in the financing of our newbuilding installments.

     The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR, which is the London Inter Bank Offered Rate, plus 2.0 per cent per annum, increasing by 0.25 percent per annum on 30 November 2004 and 30 November 2005. The loan has a term of four years and eight months and is repayable in 15 quarterly installments of $4 million commencing in November 2003. The loan may be prepaid in whole or in part without premium or penalty, except for losses and other reasonable costs and expenses incurred as a result of our prepayment.

     In addition to a second preferred ship mortgage on each of our vessels, except the Golar Mazo, to the lenders, the loan is secured by a second priority pledge of the capital stock of our shipowning subsidiaries, and an second priority assignment of our vessels' earnings, insurance, and the vessels' charters to the lenders. The loan agreement and related documents also contain a number of restrictive covenants that are consistent with those in the Golar LNG Facility.

Taxation

     The following discussion is a summary of the material tax considerations relevant to us and an investment decision by a U.S. holder and a non-U.S. holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, U.S. holders who own 10 percent or more of our voting shares and investors whose functional currency is not the U.S. dollar, may be subject to special rules. U.S. holders and non-U.S. holders should consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

Bermuda Tax Considerations

     The following are the material Bermuda tax consequences of our activities to us and to shareholders owning common shares. We are incorporated in Bermuda. Under current Bermuda law, we are not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by us to our shareholders. No Bermuda tax is imposed on shareholders with respect to the sale or exchange of common shares. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertaking Tax Protection Act of 1966, as amended, an undertaking that, if Bermuda enacts any legislation imposing any tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of an estate, duty or inheritance tax, the imposition of such tax will not be applicable to us or any of our operations or to our common shares obligations until March 2016. As an exempted company, we are liable to pay to the Bermuda government an annual registration fee calculated on a sliding-scale basis by reference to our assessable capital, that is, our authorized capital plus any share premium.

U.S. Federal Income Tax Considerations

     The following are the material U.S. federal income tax consequences to us and to U.S. holders and non-U.S. holders, as defined below, regarding (1) our operations and the operations of our vessel holding subsidiaries and (2) the acquisition, ownership and disposition of our common shares. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, as amended, or the "Code", judicial decisions, administrative pronouncements, and existing and proposed regulations (or reproposed regulations) issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described above and assumes that we conduct our business as so described.

United States Taxation of Our Company

     Taxation of Operating Income: In General

     We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which we refer to as "shipping income". Unless exempt from U.S. taxation under Section 883 of the Code, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

     Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50 percent derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100 percent derived from sources within the United States. We do not engage in transportation that gives rise to 100 percent U.S. source income.

     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100 percent derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

     Based upon our anticipated shipping operations, our vessels will be operated in various parts of the world, including to or from U.S. ports. For the three calendar years 1999, 2000, and 2001 the U.S. source income that we derived from our vessels trading to U.S. ports was $4,374,678, $736,470, and $12,200,000, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from taxation under Section 883, as described below, would have been $174,987, $29,458, and $487,000, respectively.

Application of Code Section 883

     Under Section 883 of the Code, we will be exempt from U.S. taxation on our U.S. source shipping income, if both of the following conditions are met:

     o we are organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 ("the country of organization requirement"); and

     o more than 50 percent of the value of our stock is treated as owned, directly or indirectly, by individuals (qualified shareholders") who are "residents" of qualified foreign countries (the "ownership requirement").

     The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation, and (ii) the country of incorporation of each of our subsidiaries, as a qualified foreign country. Accordingly, we expect to satisfy the country of organization requirement.

     In respect of the ownership requirement, Section 883 provides a special publicly-traded rule which exempts us from having to satisfy the ownership requirement if our shares are considered to be "primarily and regularly traded on an established securities market" located in our country of organization, Bermuda, in another qualified foreign country or in the United States, which we refer to as the "publicly-traded test".

     Proposed regulations interpreting Section 883 were promulgated by the U.S. Treasury Department on February 8, 2000. These proposed regulations were withdrawn and replaced in their entirety by reproposed regulations interpreting
Section 883 promulgated by the U.S. Treasury Department on August 1, 2002. The reproposed regulations will apply to taxable years beginning thirty days or more after the date the reproposed regulations are published as final regulations in the Federal Register. As a result, such regulations will not be effective for the current calendar year 2002. A public hearing on the reproposed regulations has been scheduled by the U.S. Treasury Department for November 12, 2002. At this time, it is unclear when the reproposed regulations will be finalized and whether they will be finalized in their present form.

     The reproposed regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.

     At present, the sole class of shares that is issued and outstanding is our common shares, and our common shares are listed only on the Oslo Stock Exchange, which is an established securities market in Norway. Norway has been recognized by the U.S. Treasury Department as a qualified foreign country. Upon completion of this listing of our common shares, we expect that our common shares will also be listed on the Nasdaq National Market, which is an established securities market in the United States. For the taxable year ending December 31, 2001, the aggregate number of common shares that is traded on the Oslo Stock Exchange exceeded the aggregate number of shares traded on any other established securities market.

     The reproposed regulations further provide that stock will generally be considered to be "regularly traded" on a securities market if:

     o stock representing more than 50 percent of the issuer's outstanding shares, by voting power and value, is listed on such market, known as the 50 percent listing threshold;

     o stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, or 1/6 of the days in a short taxable year, known as the trading frequency threshold; and

     o the aggregate number of shares of stock traded on such market is at least ten percent of the average number of shares outstanding during such year, or as appropriately adjusted in the case of a short taxable year, known as the trading volume threshold.

     We currently satisfy the 50 percent listing threshold in respect of our common shares listed on the Oslo Stock Exchange and we will also satisfy the 50 percent listing threshold in respect of our common shares listed on the Nasdaq National Market upon completion of this listing.

     Our shares are currently traded on the Oslo Stock Exchange on a level sufficient to satisfy the trading frequency and trading volume thresholds. The reproposed regulations provide that the trading frequency threshold and the trading volume threshold will be deemed satisfied if stock is traded on an established securities market in the United States and the stock is regularly quoted by dealers making a market in the stock ("U.S. securities market exception"). We expect that our common shares will be regularly quoted on the Nasdaq National Market by one or more dealers that make a market in our common shares and therefore will qualify for the U.S. securities market exception.

     Notwithstanding the foregoing, the reproposed regulations provide, in pertinent part, that stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50 percent or more of the outstanding shares of that stock, by vote and value, are owned, within the meaning of the regulations, on any year by persons who each own five per cent or more of the value of the outstanding shares of that stock, known as the five percent override rule. The five percent override rule will not apply, however, if we can establish that qualified shareholders own sufficient shares of our stock to preclude non-qualified shareholders from owning 50 percent or more of the total value of our stock for more than half the number of days during the taxable year ("five percent override exception").

     Based on our existing shareholdings, we would presently be subject to the five percent override rule and in the absence of our being able to qualify for the five percent override exception, we would not qualify for the special publicly-traded rule exempting us from having to satisfy the ownership requirement. We believe that our ability to satisfy either the five percent override exception or the ownership requirement in accordance with the reproposed regulations as currently drafted, in particular those provisions applicable to determining an individual taxpayer's residence or tax home, could be open to question.

     Until the reproposed regulations are promulgated in final form and come into force, however, we intend to take the position on our U.S. tax return filings that we satisfy the publicly traded requirements of the statute as well as the ownership requirement and, therefore, we are entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S.-source shipping income.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

     Four percent Gross Basis Tax Regime

     To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a four percent tax imposed by Code Section 887 on a gross basis, without benefit of deductions. As discussed above, we expect that substantially less than half of our shipping income will involve the transportation of cargoes to or from United States ports. In no event would the maximum effective rate of U.S. federal income tax on our shipping income exceed two percent.

     Net Basis and Branch Tax Regime

     To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35 percent. In addition, we may be subject to the 30 percent "branch-level" taxes (or such lesser tax as provided by an applicable income tax treaty) on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

     Our U.S. source shipping income will be considered "effectively connected" with the conduct of a U.S. trade or business only if:

     o we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

     o substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

     We do not intend to have, or permit circumstances that would result in having, any of our vessels operating to the United States on a regularly scheduled basis or an office or other fixed place of business in the United States involved in the earning of shipping income. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

     Gain on Sale of Vessels

     To the extent any of our vessels makes more than an occasional voyage to U.S. ports, we may be considered to be engaged in the conduct of a U.S. trade or business. As a result, except to the extent the gain on the sale of a vessel is incidental to our shipping income, any U.S. source gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the net basis and branch tax regime described above. However, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, as to not give rise to U.S. source gain.

U.S. Taxation of U.S. Holders

     The term U.S. holder means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and owns our common shares as a capital asset, generally, for investment purposes.

     If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor.

Distributions

     Any distributions made by us with respect to our common shares to a U.S. holder will generally constitute dividends, taxable as ordinary income, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. holder's tax basis in his common shares on a dollar for dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive income" or, in the case of certain types of U.S. holders, "financial services income", for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Sale, Exchange or other Disposition of Our Common Shares

     Subject to the discussion below under "Passive Foreign Investment Company," a U.S. holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. holder from such sale, exchange or other disposition and the U.S. holder's tax basis in the common shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. holder's ability to deduct capital losses is subject to certain limitations.

Anti-Deferral Regimes

     Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. holders (or to the direct or indirect beneficial owners of some non-U.S. holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes are complex, and U.S. holders should consult their tax advisers with respect to the applicability and impact of these regimes to their ownership of our shares.

     Passive Foreign Investment Company We will be a "passive foreign investment company" if either:

     o 75 percent or more of our gross income (including the gross income of any subsidiary of which we own, directly or indirectly, 25 percent or more of the value of its stock) in a taxable year is passive income; or

     o at least 50 percent of our assets (including the assets of any subsidiary) in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, passive income.

     To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not passive income for passive foreign investment company purposes. However, passive income would include amounts derived by reason of the temporary investment of funds raised in an offering and amounts derived through spot trading of LNG for our own account.

     On the basis of the above, we believe that we are not currently a passive foreign investment company and do not expect to be a passive foreign investment company in the foreseeable future. However, because there are uncertainties in the application of the passive foreign investment company rules (including whether the Internal Revenue Service disagrees with the conclusion that time and voyage charters do not give rise to passive income for purposes of the passive foreign investment company income test), and because it is an annual test, there can be no assurance that we will not become a passive foreign investment company in any year.

     If we become a passive foreign investment company (and regardless of whether we remain a passive foreign investment company), each U.S. holder who is treated as owning our shares during any period in which we are so classified, for purposes of the passive foreign investment company rules would be liable to pay tax, at the then highest prevailing income tax rates on ordinary income, plus interest, upon certain excess distributions and upon disposition of our shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. holder's entire holding period of our shares. An excess distribution generally includes dividends or other distributions received from a passive foreign investment company in any taxable year of a U.S. holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the passive foreign investment company during a specified base period. The tax at ordinary rates and interest would not be imposed if the U.S. holder makes a mark-to-market election, as discussed below. Further, a U.S. holder that acquires our shares from a decedent (other than certain non-resident aliens) whose holding period for the shares includes time when we were a passive foreign investment company would be denied the normally available step-up of income tax basis for the shares to fair market value at the date of death and instead would have a tax basis limited to the lower of fair market value of the shares or decedent's tax basis.

     In some circumstances, a U.S. holder may avoid the unfavorable consequences of the passive foreign investment company rules by making a qualified electing fund election with respect to us. A qualified electing fund election effectively would require an electing U.S. holder to include in income its pro rata share of our ordinary earnings and net capital gain. However, a U.S. holder cannot make a qualified electing fund election with respect to us unless we comply with certain reporting requirements and we do not intend to provide the required information. If we become a passive foreign investment company and, provided our shares are regularly traded on a "qualified exchange", a U.S. holder may make a mark-to-market election. A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are "qualified" for this purpose. The Nasdaq National Market, on which our common shares will be traded, is a qualified exchange for U.S. federal income tax purposes. Under the election, any excess of the fair market value of the shares at the close of any tax year over the U.S. holder's adjusted basis in the shares is included in the U.S. holder's income as ordinary income. In addition, the excess, if any, of the U.S. holder's adjusted basis at the close of any taxable year over fair market value is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the shares that the U.S. holder included in income in previous years. If a U.S. holder makes a mark-to-market election after the beginning of its holding period, the U.S. holder does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

     Foreign Personal Holding Company

     We will be a foreign personal holding company, for United States federal income tax purposes, if both:

     o five or fewer individuals who are United States citizens or residents own or are deemed to own (under applicable attribution rules) more than 50 percent of all classes of our stock measured by voting power or value; and

     o we receive at least 60 percent (50 percent in years other than our first taxable year as a foreign personal holding company) of our gross income (regardless of source), as specifically adjusted, from certain passive sources.

     If we are classified as a foreign personal holding company, a portion of our "undistributed foreign person holding company income" (as defined for U.S. federal income tax purposes) would be imputed to all of our U.S. holders who are shareholders on the last taxable day of our taxable year, or, if earlier, the last day on which we are classifiable as a foreign personal holding company. That portion of our income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. holders who dispose of their shares prior to the date set forth above would not be subject to a tax under these rules. In addition, an individual U.S. holder who acquires our common shares from a decedent would be denied the step-up of tax basis of such shares to fair market value on the decedent's date of death which would otherwise be available and instead would have a tax basis equal to the lower of fair market value or the decedent's basis. We believe that we are not a foreign personal holding company. However, no assurance can be given that we will not qualify as a foreign personal holding company in the future.

U.S. Taxation of "Non-U.S. Holders"

     A beneficial owner of our common shares that is not a U.S. holder is referred in this offering as a "non-U.S. holder."

Dividends on Our Common Shares

     Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends made by us with respect to our common shares, unless the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or where the non-U.S. holder is entitled to the benefits of an income tax treaty with respect to those dividends, the dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.

Sale, Exchange or Other Disposition of Our Common Shares

     Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless: (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or where the non-U.S. holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; or (ii) the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.

     If the non-U.S. holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from our common shares, including dividends on the common shares and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. holders. In addition, if you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30 percent, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

     In general, dividend payments, or other taxable distributions, made within the U.S. to you will be subject to information reporting requirements and "backup withholding" tax if you are a non-corporate U.S. holder and you:

     o    fail to provide an accurate taxpayer identification number;

     o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

     o in certain circumstances, fail to comply with applicable certification requirements.

     Non-U.S. holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN.

     If you sell your common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the U.S., if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the U.S.

     You generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service, provided that the required information is furnished to the Internal Revenue Service.

Documents on display

     When the SEC declares this Registration Statement effective, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we will file reports and other information with the SEC. These materials, including this registration statement and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to various market risks, including primarily interest rate and foreign currency exchange risk. We do not enter into derivative instruments for speculative or trading purposes. In certain situations, we may enter into derivative instruments to achieve an economic hedge of the risk exposure. With the adoption of FAS 133, certain economic hedge relationships may no longer qualify for hedge accounting due to the extensive documentation and strict criteria of the new standard.

     Interest rate risk. A significant portion of our long-term debt is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate caps, floors and swaps to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Interest rate caps and floors are used in combination to lock in an acceptable range of floating rates. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

     As of June 30, 2002, December 31, 2001 and 2000, the notional amount of the interest rate swaps outstanding was $189.4 million, $194.8 million and $350.8 million, respectively. The notional amount of the interest rate caps and floors outstanding as of June 30, 2002, December 31, 2001 and 2000 was $zero, $zero and $29.2 million, respectively. The principal of the loans outstanding as of June 30, 2002, December 31, 2001 and 2000 was $684.8 million, $609.6 million and
$513.9 million, respectively. The notional amounts disclosed as of December 31, 2000 represent the notional amount after the carve out and push down from Osprey. For disclosures of the fair value of the derivatives and debt obligations outstanding as of December 31, 2001 and 2000, see Note 21 to the Financial Statements.

     Foreign currency risk. Periodically, the Company may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars (primarily Sterling, Filipino Pesos and Pesetas). There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. As of June 30, 2002, December 31, 2001, 2000 and 1999, there was no significant exposure to a foreign currency. We have not entered into derivative contracts to minimize this transaction risk.

ITEM 12. Description of Securities other than equity securities

     Not Applicable.

ITEM 13. Dividend Arrearages and delinquencies

     Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days.

ITEM 14. Material Modifications to the Rights of Security Holders and use of proceeds

     Not Applicable.

ITEM 15. Reserved

ITEM 16. Reserved

ITEM 17. Financial statements

     Not Applicable.

ITEM 18. Financial Statements

     We specifically incorporate by reference in response to this item the report of the independent auditors, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-40.

ITEM 19. Exhibits

Number   Description of Exhibit

1.1            Memorandum of  Association of Golar LNG Limited as adopted on May
               9, 2001

1.2            Bye-Laws of Golar LNG Limited as adopted on May 10, 2001

1.3            Certificate of Incorporation as adopted on May 11, 2001

1.4            Articles of Amendment of Memorandum of  Association  of Golar LNG
               Limited  as  adopted  by  our   shareholders   on  June  1,  2001
               (increasing the Company's authorized capital)

4.1 Loan Agreement, between Golar LNG 2215 Corporation and Lloyds TSB Bank, Plc, dated December 31, 2001.

4.2 Loan Agreement, between Golar Gas Holding Company, Inc. and Christiania Bank og Kreditkasse, Den norske Bank, Citibank and Fortis Bank, dated May 31, 2001

4.3 Loan Agreement, between Faraway Maritime Shipping Company and Bank of Taiwan dated November 26, 1997

4.4 Purchase Agreement, between Golar LNG Limited and Osprey Maritime Limited, dated May 21, 2001

4.5 Sale and Purchase Agreement, between Golar LNG Limited and Seatankers Management Co. Ltd., dated May 21, 2001

4.6            Golar LNG Limited Stock Option Plan

4.7            Service Agreement between Golar LNG Limited and Graeme McDonald

4.8 Management Agreement between Golar LNG Limited and Frontline Management (Bermuda) Limited, dated February 21, 2002

4.9 Loan Agreement, between Golar Gas Holding Company, Inc. and Nordea Bank Norge ASA as agent and Nordea Bank Norge ASA, Den norske Bank ASA and Fortis Bank (Nederland) N.V., dated October 11, 2002

8.1            Golar LNG Limited Subsidiaries

10.1           Consent of Fearnley Consultants A/S

10.2 Consent of Petroleum Economist to its use as a source in Item 4, Information on the Company - The LNG Industry

10.3 Consent of the International Energy Agency to its use as a source in Item 4, Information on the Company - The LNG Industry

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                        Golar LNG Limited


                                        By: /s/     Kate Blankenship
                                            ------------------------------------
                                            Name:   Kate Blankenship
                                            Title:  Chief Accounting Officer

Date:     November 27, 2002
      ---------------------------

                                GOLAR LNG LIMITED

             INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                                                                     Page

Report of Independent Accountants.....................................F-2

Audited Consolidated and Combined Statements of Operations
for the years ended December 31, 2001, 2000 and 1999..................F-3

Audited Consolidated and Combined Statements of Comprehensive
Income for the years ended December 31, 2001, 2000 and 1999...........F-4

Audited Consolidated and Combined Balance Sheets
as of December 31, 2001 and 2000......................................F-5

Audited Consolidated and Combined Statements of Cash Flows
for the years ended December 31, 2001, 2000 and 1999..................F-6

Audited Consolidated and Combined Statements of
Changes in Stockholders' Equity for the years
ended December 31, 2001 and 2000 .....................................F-7

Notes to Consolidated and Combined Financial Statements...............F-8

Unaudited Consolidated and Combined Statements of Operations
for the six months ended June 30, 2002 and 2001......................F-30

Unaudited Consolidated Balance Sheets as of
June 30, 2002 and December 31, 2001..................................F-31

Unaudited Consolidated and Combined Statements of Cash Flows
for the six months ended June 30, 2002 and 2001......................F-32

Notes to Unaudited Interim Consolidated
and Combined Financial Statements....................................F-33

Report of Independent Accountants

To the Board of Directors and Stockholders of Golar LNG Limited

In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America, on the basis described in Note 2. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company is considering various funding strategies for its capital commitments, including payments due in 2003, under long-term shipbuilding contracts for which it has not yet obtained full financing.

PricewaterhouseCoopers
London, United Kingdom

April 2, 2002, except as to the third paragraph in Note 1, the final three paragraphs in Note 14 and Note 28 (B) which are as of October 15, 2002

Golar LNG Limited
Consolidated and Combined Statements of Operations for the years ended December 31, 2001, 2000 and 1999
(in thousands of $, except per share data)

                                               Note           2001          2000           1999
Operating revenues
Time charter revenues                                      112,324       110,705         79,007
Vessel management fees                                       1,899         2,304          2,785
--------------------------------------------- ------ -------------  ------------  -------------
Total operating revenues                                   114,223       113,009         81,792
--------------------------------------------- ------ -------------  ------------  -------------
Operating expenses
Vessel operating expenses                                   24,537        20,973         18,249
Administrative expenses                                      8,232         7,715          7,935
Restructuring expenses                            6          1,894             -              -
Depreciation and amortization                               31,614        36,488         29,464
--------------------------------------------- ------ -------------  ------------  -------------
Total operating expenses                                    66,277        65,176         55,648
--------------------------------------------- ------ -------------  ------------  -------------
Operating income                                            47,946        47,833         26,144
--------------------------------------------- ------ -------------  ------------  -------------
Financial income (expenses)
Interest income                                              3,254         2,124          3,553
Interest expense                                          (32,508)      (44,539)       (26,414)
Other financial items                             7       (12,363)       (2,405)        (4,903)
--------------------------------------------- ------ -------------  ------------  -------------
Net financial expenses                                    (41,617)      (44,820)       (27,764)
--------------------------------------------- ------ -------------  ------------  -------------
Income   (loss)   before  income  taxes
and minority interest                                        6,329         3,013        (1,620)
--------------------------------------------- ------ -------------  ------------  -------------
Minority   interest   in   net   income                      1,607         3,439              -
of subsidiaries
Income taxes                                      8            356            78            237
--------------------------------------------- ------ -------------  ------------  -------------
Net income (loss)                                            4,366         (504)        (1,857)
============================================= ======  ============= ============  =============

Earnings (loss) per share
Basic and diluted                                 9          $0.08       $(0.01)        $(0.03)
============================================= ======  ============= ============  =============

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated and Combined Statements of Comprehensive Income for the years ended December 31, 2001, 2000 and 1999
(in thousands of $)

                                                                2001           2000          1999
Net income (loss)                                              4,366           (504)       (1,857)

Other Comprehensive income (loss), net of tax:
  Recognition of minimum pension liability                    (1,472)        (3,598)            -
  Recognition  of transition  obligation  under FAS 133       (2,850)              -            -
  Reversal of transition obligation under FAS 133                 64               -            -
-----------------------------------------------------       -------- -------------- -------------
Other comprehensive income (loss)                             (4,258)        (3,598)            -
=====================================================       ======== ============== =============

-----------------------------------------------------       -------- -------------- -------------
Comprehensive income (loss)                                      108         (4,102)       (1,857)
=====================================================       ======== ============== =============

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated and Combined Balance Sheets as of December 31, 2001 and 2000 (in thousands of $)

                                                              Note          2001            2000
ASSETS
Current Assets
Cash and cash equivalents                                                 57,569           5,741
Restricted cash and short-term investments                                14,163          13,091
Short term investments                                                         -          14,231
Trade accounts receivable                                     11             188             111
Other receivables, prepaid expenses and accrued income        12           2,602           3,303
Amounts due from related parties                              13             261               -
Inventories                                                                2,650           2,059
--------------------------------------------------------- ------- --------------- ---------------
Total current assets                                                      77,433          38,536

Newbuildings                                                  14         132,856               -
Vessels and equipment, net                                    15         641,371         765,559
Deferred charges                                              16           4,177           2,856
Goodwill                                                      17               -           9,439
Other long term assets                                                       154           1,600
--------------------------------------------------------- ------- --------------- ---------------
Total assets                                                             855,991         817,990
========================================================= ======= =============== ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt                             21          41,053          10,171
Current indebtedness due to related parties                   21          85,278          12,000
Trade accounts payable                                                     1,995           1,799
Accrued expenses                                              18           7,684           7,281
Amounts due to related parties                                             1,049               -
Other current liabilities                                     19          18,887           2,403
--------------------------------------------------------- ------- --------------- ---------------
Total current liabilities                                                155,946          33,654
Long-term liabilities
Long-term debt                                                21         483,276         204,329
Long-term debt due to related parties                         21               -         287,400
Other long-term liabilities                                   22          16,552           9,562
--------------------------------------------------------- ------- --------------- ---------------
Total liabilities                                                        655,774         534,945
Commitments and contingencies (See Note 27)
Minority interest                                                         25,820          26,011
Stockholders' equity                                                     174,397         257,034
--------------------------------------------------------- ------- --------------- ---------------
Total liabilities and stockholders' equity                               855,991         817,990
========================================================= ======= =============== ===============

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 (in thousands of $)

                                                        Note         2001          2000          1999
Operating activities
Net income (loss)                                                   4,366         (504)       (1,857)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
      Depreciation and amortization                                31,680        36,488        29,464
      Amortization of deferred charges                              2,097         1,359         1,742
      Income attributable to minority interests                     1,607         3,439             -
      Drydocking expenditure                                     (10,222)       (6,694)             -
      Trade accounts receivable                                      (77)           (4)           167
      Inventories                                                   (591)           257         (351)
      Prepaid expenses and accrued income                             725           188           200
      Amount due from/to related companies                          (238)       (5,217)       (5,829)
      Trade accounts payable                                          196           274       (3,461)
      Accrued expenses                                                267       (1,116)       (2,668)
      Other current liabilities                                    12,233         1,039         1,442
----- ---------------------------------------------    ----- ------------ ------------- -------------
      Net cash provided by operating activities                    42,043        29,509        18,849
----- ---------------------------------------------    ----- ------------ ------------- -------------
Investing activities
      Cash paid for Osprey's LNG interests, net                 (530,945)             -             -
      of cash acquired
      Investment in associated company and                17            -             -      (14,176)
      subsidiary
      Additions to newbuildings                           14    (132,856)      (93,960)      (10,245)
      Additions to vessels and equipment                          (7,258)       (2,900)       (3,030)
      Restricted cash and short term investments                  (1,072)      (13,091)             -
      Purchase of short term investments                                -      (14,231)             -
      Proceeds from maturity of short term                         14,231             -             -
      investments
      Proceeds from sales of other assets                               -         1,334             -
----- ---------------------------------------------    ----- ------------ ------------- -------------
      Net cash used in investing activities                     (657,900)     (122,848)      (27,451)
----- ---------------------------------------------    ----- ------------ ------------- -------------
Financing activities
        Proceeds from long-term debt                      21      325,000        88,191         8,879
        Proceeds from short term debt due to              21       85,278             -             -
        related parties
        Repayments of long-term debt                             (15,170)             -             -
        Financing costs paid                                      (3,231)             -         (286)
        Contribution from minority shareholders                         -         8,322           770
        Proceeds from issuance of equity                          275,808             -             -
----- ---------------------------------------------    ----- ------------ ------------- -------------
         Net cash  provided by financing                          667,685        96,513         9,363
      activities
----- ---------------------------------------------    ----- ------------ ------------- -------------
Net increase in cash and cash equivalents                          51,828         3,174           761
Cash and cash equivalents at beginning of period                    5,741         2,567         1,806
Cash and cash equivalents at end of period                         57,569         5,741         2,567
===================================================    ===== ============ ============= =============
Supplemental disclosure of cash flow information:
Cash paid during the year for:
      Interest paid, net of capitalized interest                   37,811        42,662        23,080
      Income taxes paid                                               411           268            45
Non-cash investing and financing activities:
      Forgiveness   of   intercompany    payables,        13      455,890             -             -
      dividend out and return of capital
      Liabilities assumed in business combination                 214,500             -       117,430
===== =============================================    ===== ============ ============= =============

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated and Combined Statements of Changes in Stockholders' Equity for the years ended December 31, 2001 and 2000
(in thousands of $, except number of shares)

                               Note    Invested    Amounts   Share     Additional  Accumulated    Retained   Total
                                        Equity     due       Capital   Paid        Other          Earnings   Stockholders'
                                                   from                in          Comprehensive             Equity
                                                   Related             Capital     Income
                                                   Parties
Combined balance at                                                                                           225,056
December 31, 1999                      1,016,792   (791,736)       -         -              -         -
Net income (loss)                          (504)           -       -         -              -         -         (504)
Change in amounts due from
parent and affiliates                          -      36,080       -         -              -         -        36,080
Other comprehensive loss                       -         -         -         -        (3,598)         -       (3,598)
----------------------------   ------  ----------  --------  --------  --------  - ----------    -------    ----------
Combined balance at                                                                                           257,034
December 31, 2000                      1,016,288   (755,656)       -         -        (3,598)         -

Push down of World
Shipholding Ltd. basis            23   (133,758)         -         -         -          6,384         -     (127,374)
Net loss                                 (3,210)         -         -         -              -         -       (3,210)
Change in amounts due from
parent and affiliates             13           -     299,766       -         -              -         -       299,766
Other comprehensive loss                       -                   -         -        (2,786)         -       (2,786)
----------------------------   ------  ----------  --------  -------   --------    ----------    -------   ----------
Combined balance at May                  879,320   (455,890)       -         -              -         -       423,430
31, 2001

Issue of ordinary shares,         24           -         -    56,012   219,796              -         -       275,808
net of issuance costs
Forgiveness of
inter-company balances,           13   (455,890)     455,890       -         -              -         -             -
dividend out and return of
capital
Purchase of the Golar LNG                                  -
businesses from Osprey
Maritime and Seatankers,               (423,430)                      (107,515)             -         -     (530,945)
Ltd, entities under common                                         -
control
Net income                                     -           -       -         -              -     7,576         7,576
Other comprehensive loss                       -           -       -         -        (1,472)         -       (1,472)
----------------------------   ------  ----------  --------  -------   --------    ----------    -------   ----------
Consolidated balance at                        -           -  56,012   112,281        (1,472)     7,576       174,397
December 31, 2001
============================   ======  ==========  ========  =======   ========    ===========   =======   ==========

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Notes to Consolidated and Combined Financial Statements

1. GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey") and of Seatankers Management Co. Ltd. ("Seatankers"). Osprey, through its parent World Shipholding Ltd. ("World Shipholding"), and Seatankers, are both indirectly controlled by Mr. John Fredriksen. Mr. Fredriksen is a Director, the Chairman and President of Golar. Osprey acquired its LNG interests in 1997 through the acquisition of Gotaas Larsen Shipping Corporation ("Gotaas Larsen").

The Company owns and operates a fleet of six liquefied natural gas ("LNG") carriers, five of which are currently under long term charter contracts and one of which is under a medium-term charter. The Company owns five of its vessels through wholly owned subsidiaries and has a 60 per cent interest in the sixth vessel. Additionally, the Company is building four new LNG carriers at a cost of $658.9 million excluding financing costs.

The Company has sufficient facilities to meet its anticipated funding needs until August 2003. These facilities include $15 million from a related party which can be drawn down as needed in 2003 until such time as permanent financing has been secured. As at October 2002 additional facilities of $316 million will be needed to meet commitments under the newbuilding construction program in August 2003 and thereafter. It is intended that these facilities will come from a combination of debt finance, lease arrangements for existing vessels and cash flow from operations. Alternatively, if market and economic conditions favor equity financing, the Company may raise equity to fund a portion of the construction costs. The Company is in advanced negotiations with a number of financial institutions and others to provide sufficient facilities to meet these construction commitments in full as they fall due. Accordingly, the financial statements have been prepared on a going concern basis of accounting.

Acquisition of Osprey by World Shipholding

In August 2000, World Shipholding commenced the acquisition of Osprey, a publicly listed Singapore company with LNG tankers, oil tankers and product tankers. World Shipholding gained a controlling interest of more than 50 per cent of Osprey in November 2000. In January 2001, World Shipholding's interest increased to over 90 per cent and the acquisition was completed in May 2001. The acquisition of Osprey by World Shipholding was accounted for as a purchase transaction and the purchase price was therefore allocated to the assets and liabilities acquired based on their fair value as of each acquisition date with vessels being valued on the basis of independent appraisals. The fair value of the net assets acquired exceeded the purchase price. As such, the negative goodwill associated with the acquisition has been allocated to reduce the values of the vessels and the new basis reflected in Golar LNG's financial statements through push down accounting (as indicated in Note 23), which occurred on January 31, 2001.

Acquisition of LNG interests by Golar LNG Limited

On May 21, 2001, the Company entered into purchase agreements with Osprey and Seatankers to purchase its LNG shipping interests. These LNG shipping interests comprised the ownership of LNG carriers, a contract and options to build LNG vessels and a management organization that provides management services for LNG carriers owned by the Company and third parties. To finance the purchase of the LNG operations, the Company raised $280 million through the placement in Norway of 56 million shares at a price of $5.00 per share. Osprey subscribed for 28 million shares with the remaining 28 million shares being subscribed by private investors. In addition, a wholly-owned subsidiary of the Company raised $325 million through a credit facility secured by the underlying vessels. The purchase price for the LNG operations was $530.9 million as indicated below:

(in millions  of $)

Proceeds from share issuance                                 280.0
Credit facility                                              325.0
                                                           -------
                                                             605.0
Less: transaction fees and expenses                          (4.2)
Less: surplus cash available                                (69.9)
                                                           -------
Purchase price                                               530.9
Less: net assets acquired                                  (423.4)
                                                           -------
Excess of purchase price over net assets acquired            107.5
                                                           =======

The purchase price included amounts paid to Osprey and Seatankers totaling $5.0 million for the assignment of newbuilding contracts and options. The purchase price paid was net of an amount of $128.7 million, being 60 per cent of the loan assumed relating to the financing of the Golar Mazo as described in Note 21. Additionally, the Company forgave certain intercompany receivables totaling $455.9 million.

Mr. John Fredriksen indirectly controls 50.01 per cent of the Company through the initial 12,000 shares issued at the Company's formation and the 28 million shares purchased by Osprey. As required under generally accepted accounting principles in the United States, the purchase of the LNG operations has been treated by the Company as a transaction between entities under common control. The Company recorded the LNG assets and liabilities acquired from World Shipholding and Seatankers at the amounts previously reflected in the books of World Shipholding and Seatankers on what is known as a "predecessor basis". The difference between the purchase price as described above and the net assets recorded in the Company's books using the predecessor basis was reflected as a reduction in equity in the amount of $107.5 million.

2. ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated in the financial statements. All inter-company balances and transactions have been eliminated. Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method.

For the year ended December 31, 2001, the five months to May 31, 2001, have been carved out of the financial statements of Osprey and are presented on a combined basis. For the seven months from June 1, 2001 to December 31, 2001, the financial statements of Golar as a separate entity are presented on a consolidated basis. For the years ended December 31, 2000 and 1999 the combined financial statements presented herein have been carved out of the financial statements of Osprey. With effect from May 31, 2001 the predecessor basis of accounting has been applied to the acquisition of the LNG interests of Osprey and Seatankers as discussed above. The financial statements for the year ended December 31, 2001, therefore reflect the following:

o the pushdown of purchase accounting adjustments with effect from January 31, 2001 (resulting from the acquisition of Osprey by World Shipholding);

o the application of the predecessor basis of accounting with effect from May 31, 2001 resulting from the Company's acquisition of the LNG interest of Osprey and Seatankers; and

o the establishment of a new equity and debt structure with effect from May 31, 2001 in connection with the common control acquisition by Golar of the LNG business of Osprey and the carry over of the historic basis from this date;

These events are explained further elsewhere in these Notes.

The accompanying financial statements include the financial statements of the corporations listed in Note 3.

Osprey is a shipping company with activities that include oil tankers and product carriers as well as LNG carriers. Where Osprey's assets, liabilities, revenues and expenses relate to the LNG business, these have been identified and carved out for inclusion in these financial statements. Where Osprey's assets, liabilities, revenues and expenses relate to one specific line of business but not the LNG business, these have been identified and not included in these financial statements. The preparation of the carved out financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Osprey that cannot be related to a specific vessel type of operations have been allocated based on the number of vessels in Ospreys' fleet including its tanker operations. The Osprey group operated a centralized treasury system and did not have separate banks accounts for each of its subsidiaries. For the LNG operations there were separate bank accounts for Golar Mazo and for the remaining LNG activities interest income has been allocated in the carved out combined financial statements based on operating cash flows, net of debt servicing. Management has deemed the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. Management believes the various allocated amounts would not materially differ from those that would have been achieved had Golar operated on a stand-alone basis for all periods presented. The financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all years presented as the Company may have made different operational and investment decisions as a Company independent of Osprey.

During the period of Osprey's ownership of the LNG business, overhead costs allocated, as described above, are derived from costs associated with the corporate headquarters in Singapore and from the London office which managed and still does manage the operations of the business. The amount of costs, presented as part of administrative expenses, that was allocated from the Singapore headquarters was $743,000, $3,000,000 and $1,353,000 for the years ended December 31, 2001, 2000 and 1999 respectively. In addition, of the $1,894,000 restructuring expenses incurred during 2001, $1,598,000 was allocated from the Singapore headquarters.

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements do not purport to be indicative of either our future financial position or results of operations had Golar been a stand-alone entity for the periods presented.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues generated from time charter hire are recorded over the term of the charter as service is provided. Revenues generated from management fees are also recorded ratably over the term of the contract as service is provided. Revenues include minimum lease payments under time charters as well as the reimbursement of certain vessel operating costs.

Vessel operating costs include an allocation of administrative overheads that relate to vessel operating activity which includes certain technical and operational support staff for the vessels, information technology, legal, accounting, and corporate costs. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. For the years ended December 31, 2001, 2000 and 1999, $2,033,000, $1,909,000 and $1,591,000
have been allocated to vessel operating costs, respectively.

Cash and cash equivalents

The Company considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Short term investments

The Company considers all short-term investments as held to maturity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". These investments are carried at amortized cost. The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Inventories

Inventories, which are comprised principally of lubricating oils and ship spares, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

Newbuildings

The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has had to pay by way of purchase installments, and other capital expenditures together with capitalized loan interest. No charge for depreciation is made until the vessel is delivered.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.

Included in vessels and equipment is drydocking expenditure which is capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels which are newly built or acquired and for the amounts reflected as part of the push down of the World Shipholding basis, the consideration paid is allocated between drydocking and other vessels costs to reflect the different useful lives of the component assets.

Useful lives applied in depreciation are as follows:

Vessels                               40 years
Deferred drydocking expenditure       two to five years
Office equipment and fittings         three to six years

Impairment of long-lived assets

Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Deferred charges

Costs associated with long term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in Other Financial Items.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortization and is being amortized on a straight-line basis over a period of approximately 20 years.

Derivatives

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. Upon initial adoption, the company recognized the fair value of its derivatives as liabilities of $2.8 million and a charge of $2.8 million was made to other comprehensive income.

Pre-SFAS 133

Hedge accounting is applied where the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. Additionally, the derivative must result in payoffs that are expected to be inversely correlated to those of the hedged item. Derivatives are measured for effectiveness both at inception and on an ongoing basis. When hedge accounting is applied, the differential between the derivative and the underlying hedged item is accrued as interest rates change and recognized as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest income or expense, respectively. Prior to January 1, 2001, the fair values of the interest rate swaps are not recognized in the financial statements.

If a derivative ceases to meet the criteria for hedge accounting, any subsequent gains and losses are currently recognized in income. If a hedging instrument is sold or terminated prior to maturity, gains and losses continue to be deferred until the hedged instrument is recognized in income. Accordingly, should a swap be terminated while the underlying debt remains outstanding, the gain or loss is adjusted to the basis of the underlying debt and amortized over its remaining useful life.

Post-SFAS 133

SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

The Company does not enter into derivative contracts for speculative or trading purposes.

Foreign currencies

The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company reports in U.S. dollars.

Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

Stock-based compensation

Under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged, but not required, to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note
24).

Earnings (loss) per share

Basic earnings per share ("EPS") is computed based on the income (loss) available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 9).

3. SUBSIDIARIES AND INVESTMENTS


Name                                     Country of         Principal Activities   Percentage held
                                         Incorporation                             as of December 31, 2001
Golar Gas Holding Company Inc.           Liberia            Holding                100
Golar Maritime (Asia) Inc.               Liberia            Holding                100
Gotaas-Larsen Shipping  Corporation      Liberia            Holding                100
Oxbow Holdings Inc.                      British Virgin     Holding                100
                                         Islands
Golar Gas Cryogenics Inc.                Liberia            Vessel ownership       100
Golar Gimi Inc.                          Liberia            Vessel ownership       100
Golar Hilli Inc.                         Liberia            Vessel ownership       100
Golar Khannur Inc.                       Liberia            Vessel ownership       100
Golar Freeze Inc.                        Liberia            Vessel ownership       100
Faraway Maritime Shipping Inc.           Liberia            Vessel ownership        60
Golar LNG 2215 Corporation               Liberia            Vessel ownership       100
Golar LNG 1444 Corporation               Liberia            Vessel ownership       100
Golar LNG 1460 Corporation               Liberia            Vessel ownership       100
Golar LNG 2220 Corporation               Liberia            Vessel ownership       100
Golar International Ltd.                 Liberia            Vessel management      100
Golar Maritime Services Inc.             Philippines        Vessel management      100
Golar Maritime Services, S.A.            Spain              Vessel management      100
Gotaas-Larsen International Ltd.         Liberia            Vessel management      100
Golar Management Limited                 Bermuda            Management             100
Golar Maritime Limited                   Bermuda            Management             100
Aurora Management Inc.                   Liberia            Management              90

4. ADOPTION OF NEW ACCOUNTING STANDARDS

In June 2001, the FASB approved SFAS No. 141, "Accounting for Business Combinations" ("SFAS 141"), which requires the application of the purchase method including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's consolidated results of operations, financial position, or liquidity.

In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. SFAS No. 142 will supersede APB Opinion No. 17, "Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142 by the Company did not have any impact on the Company's consolidated results of operations, financial position, or liquidity.

In August 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS No. 143 requires the fair value of a legal liability related to an asset retirement be recognized in the period in which it is incurred. The associated asset retirement costs must be capitalized as part of the carrying amount of the related long-lived asset and subsequently amortized to expense. Subsequent changes in the liability will result from the passage of time (interest cost) and revision to cash flow estimates. This statement is effective for fiscal years beginning after June 15, 2002. The effect on the Company of adopting FAS 143 is under evaluation.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Company is currently evaluating the impact of this statement on its results of operations, financial position, and liquidity. However, management does not expect that the adoption of the SFAS No. 144 will have a material effect on the Company's results of operations, financial position or liquidity.

5. SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG carrier market. The Company's fleet is all operating under time charters, five of which are long-term, and these charters are with two charterers, British Gas and Pertamina. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision makers, does not evaluate the Company's performance either according to customer or geographical region.

6. RESTRUCTURING EXPENSES

Restructuring expenses of $1.9 million in the year ended December 31, 2001 consist of employment severance costs for management and administrative employees in London and Singapore incurred in connection with the restructuring of Osprey's operations following the acquisition by World Shipholding which was completed prior to May 31, 2001. These have been allocated to the Company based on the number of vessels in Ospreys' fleet including its tanker operations. The total number of employees terminated, from which the cost has been allocated, was 17. The cost of $1.9 million represents the actual cost and employee numbers are actual numbers terminated, there being no provision brought forward or carried forward.

7. OTHER FINANCIAL ITEMS

(in thousands of $)                                2001      2000      1999

Amortization of deferred financing costs          2,097     1,359     1,742
Financing arrangement fees and other costs        1,857       983     3,042
Market  valuation   adjustment  for  interest
rate derivatives                                  8,221         -         -
Foreign exchange loss                               188        63       119
--------------------------------------------     -------   -------  -------
                                                  12,363     2,405    4,903
============================================     =======   =======  =======

8.  TAXATION

Bermuda

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

United States

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50 per cent owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income.

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

Other Jurisdictions

Current taxation relates to the taxation of a United Kingdom branch of a subsidiary and tax on interest income received by certain other subsidiaries of the Company. The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets (liabilities) of $154,000 and $163,000 at December 31, 2001 and 2000, respectively. These assets and liabilities relate to differences for depreciation and pension liabilities.

9. EARNINGS (LOSS) PER SHARE

The Company's capital structure was determined with the capital reorganization that took place on May 31, 2001. For the periods prior to May 31, 2001, the preparation of the carved out combined financial statements did not result in the recording of any specific share capital. To provide a measurement of EPS, the computation of basic EPS is based on the shares issued in connection with the formation of the Company and the subsequent placement of 56 million shares as described in Note 1. The computation of diluted EPS assumes the foregoing and the conversion of potentially dilutive instruments. There were no dilutive securities outstanding during the years ended December 31, 2000 and 1999.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)                               2001     2000      1999

Net income (loss) available to stockholders       4,366    (504)    (1,857)
===============================================  =======  =======   =======

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands )                                   2001     2000      1999

Basic earnings per share:
Weighted  average  number  of  common  shares    56,012    56,012   56,012
outstanding
===============================================  =======  =======   =======

Diluted earnings per share:
Weighted  average  number  of  common  shares    56,012    56,012   56,012
outstanding
Dilutive share options                                7         -        -
----------------------------------------------   ------   -------   -------
                                                 56,019    56,012   56,012
===============================================  =======  =======   =======

10. LEASES

Rental income

The minimum future revenues to be received on time charters as of December 31, 2001 were as follows:

Year ending December 31,                                            Total
(in thousands of $)

2002                                                                 122,177
2003                                                                 121,098
2004                                                                 122,339
2005                                                                 123,307
2006                                                                 120,344
2007 and later                                                       950,590
----------------------------------------------------------------------------
Total                                                              1,559,855
============================================================================

The long-term contracts for two of the Company's vessels are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire and the vessel operating costs are borne by the charterer on a costs pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of the vessels leased to a third party at December 31, 2001 were approximately $735.5 million and $29.3 million respectively and at December 31, 2000 were approximately $867.6 million and $104.4 million respectively.

Rental expense

The Company is committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancelable operating leases are as follows:

Year ending December 31,
(in thousands of $)

2002                                                                  946
2003                                                                  798
2004                                                                  658
2005                                                                    -
2006                                                                    -
2007 and later                                                          -
-------------------------------------------------------------------------
Total minimum lease payments                                        2,402
=========================================================================

Total minimum lease payments have been reduced by minimum sublease rentals under non-cancelable leases of approximately $1,425,000 for each of the years ended December 31, 2002 and 2003, and $1,306,000 for the year ended December 31, 2004.This relates to former office space that the Company no longer occupies. At the time the Company entered into this sublease arrangement, a provision was recognized for the difference between the Company's future obligation under the lease agreement and its anticipated sublease income over the remaining term of the lease. This provision is recognized as a reduction to rental expense over the life of the lease agreement and eliminates the Company's ongoing rental expense for these facilities. The provision is recorded in other current liabilities and other long-term liabilities. The provision balance at December 31, 2001 and 2000 was $2,194,000 and $2,644,000, respectively, of which $885,000 and $626,000 is shown in other current liabilities at December 31, 2001 and 2000, respectively. Total rental expense for operating leases was $2,101,000, $1,642,000 and $1,791,000 for the years ended December 31, 2001, 2000 and 1999, respectively and total sublease income was approximately $1,158,000, $839,000 and $852,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The amortization of the provision described above was $450,000, $344,500 and $367,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

11. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil and $211,000, as of December 31, 2001 and December 31, 2000, respectively.

12. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)                                       2001       2000

Other receivables                                        2,023      2,314
Prepaid expenses                                           312        116
Accrued interest income                                    267        873
-------------------------------------------------------------------------
                                                         2,602      3,303
=========================================================================

13. DUE FROM RELATED COMPANIES

Amounts due from related companies as at December 31, 2001 of $261,000 represents fees due from Osprey for management of two VLCCs and seconded staff costs (Note 26).

Amounts due from related companies as at December 31, 2000 represent inter-company balances with Osprey and the effect of the carve-out of the LNG operations from the Osprey group. Included in this balance is an amount of $299.4 million relating to the Gotaas Larsen loan facility in the Osprey group as discussed in Note 21. The balance of $755.6 million at December 31, 2000 was reduced to $676.5 million in May 2001 primarily by the repayment of $78.8 million of the Gotaas Larsen loan facility. As part of the acquisition of the LNG interests by the Company in May 2001, the balance was eliminated as follows:

(in thousands of $)

Forgiveness of intercompany balances, dividend out
   and return of capital                                            450,298
Elimination of carve out adjustments                                  5,592
---------------------------------------------------------------------------
                                                                    455,890
---------------------------------------------------------------------------
Repayment of GL facility (Note 21)                                  220,635
---------------------------------------------------------------------------
                                                                    676,525
===========================================================================

14. NEWBUILDINGS

(in thousands of $)                                       2001       2000

Purchase price installments at end of period              129,864       -
Interest and other costs capitalized at end of period       2,992       -
-------------------------------------------------------------------------
                                                          132,856       -
=========================================================================

In January 2000, the newbuilding Golar Mazo was delivered to the company and was transferred from Newbuildings to Vessels and equipment.

The amount of interest capitalized in relation to newbuildings was $2,637,000 and $196,000 for the years ended December 31, 2001 and 2000, respectively.

The Company has contracts to build four new LNG carriers at a total cost of $658.9 million, excluding financing costs. As at December 31, 2001, the installments for these vessels were due to be paid as follows:

(in millions of $)

Paid in 12 months to 31 December 2001                               129.7
Payable in 12 months to 31 December 2002                            170.8
Payable in 12 months to 31 December 2003                            230.8
Payable in 12 months to 31 December 2004                            127.6
                                                                    -----
                                                                    658.9
                                                                    =====

At December 31, 2001, the Company did not have facilities in place to finance its entire newbuilding program. As of October 2002 the Company had total loan facilities of $304 million, to finance its newbuilding program. These consist of a $180 million facility from Lloyds TSB Bank Plc ($162 million is in respect of the contract cost and the balance is for associated finance costs and other sundry items) of which $129.6 million has been drawn down to finance newbuilding installments, $64.0 million from a related party, Greenwich, of which $49.0 million has been drawn down as discussed in Note 28 and a $60 million facility from certain of the Golar LNG facility Lenders. The Company will then require additional financing of approximately $316 million to fund all of its newbuilding construction commitments.

In August 2002 the Company negotiated revised payment terms for newbuilding installments. This has resulted in the installments due in the years ended December 31, 2002, 2003 and 2004 being changed to $154.6 million, $198.4 million and $176.1 million respectively.

The commitments up to August 2003 will be funded from existing facilities and cash generated from operations. Additional facilities are required to meet progress payments from August 2003 and further installments arising periodically thereafter until completion of the program in 2004.

15. VESSELS AND EQUIPMENT, NET

(in thousands of $)                                    2001         2000

Cost                                                  671,697      871,597
Accumulated depreciation                              (30,326)    (106,038)
--------------------------------------------------------------------------
Net book value                                        641,371      765,559
==========================================================================

Included in the above amounts as at December 31, 2001 and 2000 is equipment with a net book value of $1,337,000 and $2,404,000, respectively.

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $31,614,000, $35,991,000 and $29,464,000 respectively. Depreciation expense is shown net of amounts allocated to other Osprey entities totaling $367,000, $702,000 and $603,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

16. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                                    2001         2000

Debt arrangement fees                                  4,647         4,783
Accumulated amortization                               (470)       (1,927)
--------------------------------------------------------------------------
                                                       4,177         2,856
==========================================================================

17. GOODWILL

Goodwill is stated net of related accumulated amortization as follows:

(in thousands of $)                                    2001         2000

Goodwill                                                  -          9,936
Accumulated amortization                                  -          (497)
--------------------------------------------------------------------------
                                                          -          9,439
==========================================================================

On March 24, 1999, the Company increased its ownership in Faraway Maritime Shipping, Inc ("Faraway") from 40 per cent to 60 per cent for cash consideration of $14.2 million, net of cash acquired of $0.4 million. At that time, Faraway had a newbuilding contract for the construction of the Golar Mazo, a LNG carrier. The acquisition has been accounted for by the purchase method of accounting. Accordingly, goodwill has been recognized for the amount of the excess of the purchase price over the fair value of the net assets acquired and is amortized on a straight-line basis over 20 years. The amortization of goodwill commenced in January 2000 following the delivery of the Golar Mazo. At the date of acquisition Faraway had no other business other than this newbuilding contract. Accordingly in 1999 and earlier years, Faraway reported no revenue, costs or net income in its financial statements.

The goodwill was assigned no value from January 31, 2001 following the acquisition of Osprey by World Shipholding and this has also been recorded in the application of predecessor basis in the books of the Company.

18. ACCRUED EXPENSES

(in thousands of $)                                          2001      2000

Vessel operating and drydocking expenses                     3,160     3,343
Administrative expenses                                      2,787       892
Interest expense                                             1,426       173
Provision for financing arrangement fees and other costs       115     2,622
Provision for tax                                              196       251
----------------------------------------------------------------------------
                                                             7,684     7,281
============================================================================

Accrued administrative expenses as at December 31, 2001 include $2.4 million costs associated with the indefinite postponement of a public offering of the company's shares in the United States of America.

19.   OTHER CURRENT LIABILITIES

(in thousands of $)                                           2001     2000

Deferred drydocking and operating cost revenue               1,200     1,777
Revenue received in advance                                  5,964         -
Marked to market interest rate swaps valuation              10,838         -
Other provisions                                               885       626
----------------------------------------------------------------------------
                                                            18,887     2,403
============================================================================

20.   PENSIONS

The Company has two pension plans covering substantially all of the employees of the Company and Osprey. Benefits are based on the employee's years of service and compensation. Net periodic pension plan costs are determined using the Projected Unit Credit Cost method. The Company's plans are funded by the Company in conformity with the funding requirements of the applicable government regulations and actuarial recommendations. Plan assets consist of both fixed income and equity funds managed by professional fund managers.

The components of net periodic benefit costs are as follows:

(in thousands of $)                        2001          2000        1999

Service cost                              1,407         1,161        1,398
Interest cost                             3,346         3,066        2,695
Expected return on plan assets           (2,620)       (3,021)      (2,899)
Amortization of prior service cost            -             -            -
Recognized actuarial loss                   615           (18)          67
--------------------------------------------------------------------------
Net periodic benefit cost                 2,748         1,188        1,261
==========================================================================

The net periodic benefit costs include amounts relating to the employees of Osprey, a related party. The Company continues to administer the plans on behalf of Osprey and has charged a management fee to Osprey that includes a proportionate cost of plan contributions as well as certain administration costs. As such, in the preparation of historical financial statements, the Company has reduced administration expenses by $473,000, for the year ended December 31, 2001, $951,000 for the year ended December 31, 2000 and $520,000 for the year ended December 31, 1999, to reflect administration expenses as if this management agreement had existed for all periods presented.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)                                       2001       2000

Reconciliation of benefit obligation:
Benefit obligation at January 1                           45,836      41,423
    Service cost                                           1,407       1,161
    Interest cost                                          3,346       3,066
    Participant contributions                                  -           -
    Actuarial (gain)/loss                                  1,514       2,833
    Foreign currency exchange rate changes                  (66)           -
    Benefit payments                                     (2,461)     (2,647)
----------------------------------------------------------------------------
Benefit obligation at December 31                         49,576      45,836
============================================================================

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1                    33,309     38,921
    Actual return on plan assets                         (3,903)    (4,515)
    Employer contributions                                 1,453      1,550
    Participant contributions                                  -          -
    Foreign currency exchange rate changes                  (72)          -
    Benefit payments                                     (2,461)    (2,647)
---------------------------------------------------------------------------
 Fair value of plan assets at December 31                 28,326     33,309
===========================================================================

Excess (deficit) of plan assets                          (21,250)   (12,527)
over projected benefit obligation (1)
    Unrecognized prior service cost                            -          -
    Unrecognized actuarial loss (gain)                     7,479     10,019
---------------------------------------------------------------------------
Net amount recognized                                    (13,771)    (2,508)
===========================================================================

(1) The Company's plans are composed of two plans that are both underfunded at December 31, 2001 and one plan that is overfunded and one plan that is underfunded at December 31, 2000.

The details of these plans are as follows:

                                         December 31, 2001             December 31, 2000
                                      UK Scheme   Marine scheme     UK scheme   Marine scheme
(in thousands of $)
Accumulated benefit obligation        (6,318)     (37,255)          (5,489)      (34,152)
----------------------------------------------------------------------------------------
Projected benefit obligation          (6,539)     (43,037)          (6,060)      (39,776)
Fair value of plan assets              5,569       22,757            6,701        26,608
----------------------------------------------------------------------------------------
Funded status                           (970)     (20,280)             641       (13,168)
========================================================================================

The amounts recognized in the Company's balance sheet as of December 31 were as follows:

(in thousands of $)                                     2001         2000

Prepaid benefit cost                                         -        1,438
Accrued benefit liability                             (15,243)      (7,544)
Minimum pension liability                                1,472        3,598
---------------------------------------------------------------------------
Net amount recognized                                 (13,771)      (2,508)
===========================================================================

The weighted average assumptions used in accounting for the Company's plans at December 31 are as follows:

                                                       2001          2000

Discount rate                                          7.1%          7.3%
Expected return on plan assets                         8.0%          8.0%
Rate of compensation increase                          4.0%          4.0%

21. DEBT

(in thousands of $)                                    2001          2000

Total long-term debt due to third parties              524,329       214,500
Total long-term debt due to related parties                  -       299,400
Total short-term debt due to related parties            85,278             -
----------------------------------------------------------------------------
Total debt                                             609,607       513,900
Less: current portion of long-term debt
due to third parties                                  (41,053)      (10,171)
Less:  current  portion  long-term debt and
short-term debt due to related parties                (85,278)      (12,000)
----------------------------------------------------------------------------
                                                       483,276       491,729
============================================================================

The outstanding debt as of December 31, 2001 is repayable as follows:

Year ending December 31,
(in thousands of $)

2002                                                                 126,332
2003                                                                  42,014
2004                                                                  43,056
2005                                                                  46,689
2006                                                                  55,421
2007 and later                                                       296,095
----------------------------------------------------------------------------
Total                                                                609,607
============================================================================

The weighted average interest rate for debt, which is denominated in US dollars, as of December 31, 2001 and 2000 was 6.3 per cent and 8.6 per cent, respectively. All of the Company's debt is US Dollar denominated floating rate debt.

The Company refinanced its debt facility covering five of its vessels in May 2001 as discussed further below and thereby extended its loan repayment profile and eliminated the balloon payment that would have been due in 2002.

At December 31, 2001, the debt of the Company comprised the following, details of which are set out below:

(in thousands of $)

Greenwich loans                                                      85,278
Mazo facility                                                       204,329
Golar LNG facility                                                  320,000
---------------------------------------------------------------------------
                                                                    609,607
===========================================================================

For the purposes of the carved out combined financial statements for the years ended December 31, 2000 and 1999, two tranches of debt have been included.

1. In connection with the acquisition of the LNG operations of Gotaas Larsen by Osprey in 1997, Osprey entered into a secured loan facility (the "GL Facility") for an amount of $352.4 million. The GL Facility provided for floating rate interest of LIBOR plus 2.5 per cent to 4.0 per cent. The loan was initially for 22 months, repayable in quarterly installments. The balance of this loan was extended for a three years period until the third quarter of 2002. This loan has been carved out and is reflected in the balance sheet as short-term and long-term debt due to related parties and offset within equity by an amount due from related parties. This loan was retired by Osprey in May 2001, as discussed below.

2. On November 26, 1997 Osprey entered into a secured loan facility (the "Mazo facility") with a banking consortium for an amount of $214.5 million. This facility bears floating rate interest of LIBOR plus 0.865 per cent. The repayment terms are six monthly commencing on June 28, 2001. The long-term debt is secured by a mortgage on the vessel Golar Mazo.

In connection with the Mazo facility, Osprey also entered into a collateral agreement with the same banking consortium and a bank Trust Company. This agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by the Trust Company during the period of the loan. These balances are referred to in these financial statements as restricted cash.

In May 2001 the GL Facility was retired by Osprey and related party balances were cancelled and the Golar group entered into a secured loan facility (the "Golar LNG Facility") with a banking consortium for an amount of US$325 million. This six year facility bears floating rate interest of LIBOR plus 1.5 per cent. The loan is repayable in 22 quarterly installments and a final balloon payment of $147.5 million. The long-term debt is secured by a mortgage on the vessels Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze. In November 2001, an amendment to the Golar LNG Facility was signed which accelerates the repayment terms such that the final balloon payment reduces to $147.5 million. The repayments are increased by $10 million in 2002 and $7.5 million in 2003; in 2004 and 2005 they are unchanged and they decrease by $2.5 million in 2006 and 2007. In 2007 the final repayment is reduced by $12.5 million to $147.5 million.

In August 2001, Golar obtained a loan of $32.6 million from Greenwich, in order to finance the first installment due on newbuilding hull number 2215. The loan is for a period of 360 days and bears floating rate interest of LIBOR plus 2.5 per cent. A subsidiary of Golar guaranteed a loan of $32.6 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement in respect of its shipbuilding contract with Den norske Bank as security agent. No consideration has been paid or will be paid by Greenwich for the provision of the guarantee.

In August 2001, Golar obtained a loan of $32.7 million from Greenwich, in order to finance the first installments due on newbuilding hull numbers 1460 and 2220. The loan is for a period of one year and bears floating rate interest of LIBOR plus 2.5 per cent. In connection with this, two subsidiaries of Golar have guaranteed a loan of $32.7 million made to Greenwich by Nordea and Den norske Bank and they have both entered into an assignment and security agreement in respect of their shipbuilding contracts with Den norske Bank as security agent. No consideration has been paid by Greenwich for the provision of the guarantee.

In September 2001, Golar obtained an additional $20 million in loan finance from Greenwich, by way of an addendum to the loan of $32.6 million in relation to hull 2215, in order to finance the second instalment on this vessel. The loan is for a period of six months and bears floating rate interest of LIBOR plus 2.5 per cent.

The rate of interest that Greenwich pays to the banks providing the above facilities is LIBOR plus 1.5 per cent.

In December 2001 the Company signed a loan agreement with Lloyds TSB bank Plc for the purpose of financing part of the building of newbuilding hull number
2215 for an amount up to $180 million to include ship yard costs, capitalized interest and building supervision charges.

Certain of the Company's debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions. As of December 31, 2001 and 2000 the Company complied with the debt covenants of its various debt agreements.

22.   OTHER LONG-TERM LIABILITIES

(in thousands of $)                                    2001          2000

Pension obligations                                    15,243        7,544
Other provisions                                        1,309        2,018
--------------------------------------------------------------------------
                                                       16,552        9,562
====================================================================+=====

23.  PUSH DOWN ACCOUNTING

The effect of push down accounting in January 2001 was to reduce the value of assets and liabilities recorded by Golar to reflect the change in basis realized as a result of World Shipholding's acquisition of Osprey as follows:

(in thousands of $)

Vessels and equipment, net                                           109,832
Deferred charges                                                       1,702
Goodwill                                                               9,439
Pension obligations                                                    9,999
FAS 133 transition obligation                                          2,786
----------------------------------------------------------------------------
                                                                     133,758
============================================================================

24. SHARE CAPITAL AND SHARE OPTIONS

The Company was incorporated on May 10, 2001 and 12,000 common shares of $1.00 par value each were issued to the initial shareholder. In May 2001, the Company issued 56,000,000 common shares at a price of $5.00 per share in a placement in Norway subscribed to by approximately 130 financial investors. These shares were issued to finance the acquisition of the LNG interest of Osprey as described in
Note 1.

At December 31, 2001, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except share numbers)

100,000,000 common shares of $1.00 each                              100,000
============================================================================

Issued share capital:

(in thousands of $, except share numbers)

56,012,000 common shares of $1.00 each                                56,012
============================================================================

In July 2001, the Board of the Company approved the grant of options to eligible employees to acquire an aggregate amount of up to 2,000,000 shares in the company. In July 2001, the Board of Golar approved the grant of options to acquire 400,000 shares at a subscription price of $5.75 to certain directors and officers of the Company. These options vest on July 18, 2002 and are exercisable for a maximum period of nine years following the first anniversary date of the grant. The weighted average fair value of the options granted in the year ended December 31, 2001 was $1.785. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the grant in the year ended December 31, 2001: risk free interest rate of 4.39 per cent; expected life of five years, expected volatility of 20 per cent, expected dividend yield of zero per cent.

Compensation cost of $47,300 has been recognized in the year ended December 31, 2001 in connection with the grant of the 400,000 options. This amount represents the difference between the subscription price of $5.75 and the market price of $6.01 (the equivalent to NOK56 at the exchange rate of NOK9.3153 to $1.00) on the date of grant, recognized over the vesting period of the options.

Had the compensation costs for the plan been determined consistent with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

(in thousands of $, except per share data)                           2001

Net income
    As reported                                                      4,366
    Pro-forma                                                        4,089

Basic and diluted earnings per share
    As reported                                                      $0.08
    Pro-forma                                                        $0.07

In February 2002, the Board of Golar approved an employee share option scheme. Under the terms of the scheme, options may be granted to any director or eligible employee of the Company or its subsidiaries. Options are exercisable for a maximum period of nine years following the first anniversary date of the grant. The exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three trading days before the date of grant. The number of shares granted under the plans may not in any ten year period exceed seven per cent of the issued share capital of the Company. No consideration is payable for the grant of an option.

25. FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are Credit Lyonnais, Bank of Taiwan, Credit Agricole Indosuez, The Fuji Bank, Limited, and the Industrial Bank of Japan, Limited. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

Prior to the adoption of SFAS 133, all interest rate derivatives were designated and effective as hedges of the Company's exposure to interest rate fluctuations. After the adoption of SFAS 133 on January 1, 2001, hedge accounting has not been applied. As a result of the adoption of SFAS 133, the Company recorded a transition adjustment of $2.8 million on January 1, 2001. For the purpose of the carved-out combined financial statements for the years ended December 31, 2000 and 1999, the portfolio of swaps has been allocated based on the proportion of hedged loans that have been carved out and pushed down from Osprey.

The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

                                          Notional Amount
Instrument                            December 31,   December 31,      Maturity       Fixed Interest
                                      2001           2000              Dates          Rates
(in thousands of $)
Interest rate swaps:
   Receiving floating, pay fixed      194,829         350,793          2001 - 2009    5.47% to
                                                                                      6.52%
Interest rate options:
   Caps                                     -         29,159           2001           8.00%

At December 31, 2001, the notional principal amount of the debt outstanding subject to such swap agreements was $195.0 million (2000 - $380.0 million).

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash-flows. The Company has not entered into derivative contracts to reduce its exposure to transaction risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

                                      2001          2001           2000         2000
(in thousands of $)                  Carrying       Fair Value    Carrying      Fair Value
                                     Value                        Value
Non-Derivatives:
Cash and cash equivalents              57,569        57,569         5,741         5,741
Restricted cash and short-term         14,163        14,163        13,091        13,091
investments
Short-term investments                      -             -        14,231        14,231
Long-term debt                        524,329       524,329       513,900       513,900
Short-term debt                        85,278        85,278             -             -
Derivatives:
Interest rate swap
Asset                                       -             -             -           162
Liability                             (10,838)      (10,838)            -        (4,810)


The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.

The estimated fair value for long-term debt is considered to be equal to the carrying value since it bears variable interest rates which are reset on a quarterly or six monthly basis.

The fair value of interest rate swaps is estimated by obtaining quotes from the related banking institution.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with the Nordea Bank of Finland PLC, The Industrial Bank of Japan and The Bank of New York. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

During the year ended December 31, 2001, two customers accounted for substantial amount of the total revenues of the company. The Company's revenues and associated accounts receivable are derived from its four time charters with British Gas, two time charters with Pertamina and, to a much more limited extent, from its four management contracts with National Gas Shipping Company Limited (Abu Dhabi) ("NGSCO"). Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Company's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the shipowner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation and KOGAS. The Company considers the credit risk of British Gas and NGSCO to be low.

During the years ended December 31, 2001, 2000 and 1999, British Gas, Pertamina and two other companies, Ras Laffan Liquified Natural Gas Co Ltd and SK Shipping Co Ltd, each accounted for more than 10% of gross revenue in one or more years.

During 1999, SK Shipping, Pertamina and Ras Laffan accounted for $32.5 million, $26.1 million and $8.2 million respectively. During 2000, Pertamina and Ras Laffan accounted for $59.5 million and $16.3 million respectively. During 2001, Pertamina and British Gas accounted for $62.8 million and $45.8 million respectively.

26. RELATED PARTY TRANSACTIONS

Golar was incorporated for the purpose of acquiring the LNG shipping interests of Osprey and Seatankers. Osprey, through its parent World Shipholding, and Seatankers are indirectly controlled by Mr. John Fredriksen. The purchase price paid for the LNG operations of Osprey was $525.9 million based on an agreed gross value of the LNG carriers of $635.0 million, plus the amount of net book value of all other non-shipping assets of the companies acquired. The purchase price paid was net of an amount of $128.7 million, being 60 per cent of the loan assumed relating to the financing of the Golar Mazo as described in Note 21 and cash of $27.2 million. Furthermore, the Company paid $2.5 million to Osprey for the assignment of a newbuilding contract and options. Additionally, immediately prior to the sale, certain inter-company balances due to the companies forming the LNG shipping interests of Osprey from other Osprey Companies totaling $450.3 million were forgiven. On May 28, 2001, the Company entered into a purchase agreement with Seatankers to purchase its one newbuilding contract for a LNG carrier and options to build three new LNG carriers. The Company paid $2.5 million to Seatankers for the assignment of the newbuilding contract and options.

In August 2001, Golar obtained a loan of $32.6 million from Greenwich Holdings Limited ("Greenwich"), a company affiliated with John Fredriksen, who indirectly controls the Company's largest shareholder, Osprey, in order to finance the first installment due on newbuilding hull number 2215. The loan is for a period of 360 days and bears floating rate interest of LIBOR plus 2.5 per cent. A subsidiary of Golar guaranteed a loan of $32.6 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement, in respect of its' shipbuilding contract, with Den norske Bank as security agent. No consideration has been paid or will be paid by Greenwich for the provision of the guarantee.

In August 2001, Golar obtained a loan of $32.7 million from Greenwich, in order to finance the first installments due on newbuilding hull numbers 1460 and 2220. The loan is for a period of one year and bears floating rate interest of LIBOR plus 2.5 per cent. In connection with this, two subsidiaries of Golar have guaranteed a loan of $32.7 million made to Greenwich by Nordea and Den norske Bank and they have both entered into an assignment and security agreement, in respect of their shipbuilding contracts, with Den norske Bank as security agent. No consideration has been paid by Greenwich for the provision of the guarantee.

In September 2001, Golar obtained an additional $20 million in loan finance from Greenwich, by way of an addendum to the loan of $32.6 million in relation to hull 2215, in order to finance the second instalment on this vessel. The loan is for a period of six months and bears floating rate interest of LIBOR plus 2.5 per cent. No consideration has been paid by Greenwich for the provision of the guarantee.

For each of the loans from Greenwich noted above the Company has paid loan arrangement fees directly to the lending banks. These fees amounted to $415,700 in total.

During the year ended December 31, 2001 the rate of interest that Greenwich paid to the banks providing the above facilities was LIBOR plus 1.5 per cent. As at December 31, 2001, $291,000 of the interest due to Greenwich was outstanding.

Historically the Company has been an integrated part of Osprey Maritime. As such, the Singapore and London office locations of Osprey have provided general and corporate management services for both the Company as well as other Osprey entities and operations. As described in Note 2, management has allocated costs related to these operations based on the number of vessels managed. Amounts allocated to the Company and included within vessel operating expenses, administrative expenses and depreciation expense were $3,227,000, $9,662,000 and $9,449,000, for the years ended December 31, 2001, 2000 and 1999, respectively.

In the year ended December 31, 2001 Frontline Management (Bermuda) Limited, a subsidiary of Frontline Ltd. ("Frontline") has provided services to the company. These services include management support, corporate services and administrative services. In the year ended December 31, 2001 management fees to Frontline of $258,962 have been incurred by Golar. As at December 31, 2001 an amount of $547,966 was due to Frontline in respect of these fees and costs incurred. Frontline is a publicly listed company. Its principal shareholder is Hemen Holding Limited, a company indirectly controlled by John Fredriksen.

The Company agreed to provide services to Osprey for the management of two of Osprey's VLCC's until November 2001. In the seven months ended December 2001, management fees of $106,667 were charged to Osprey in relation to such services of which $nil was outstanding at December 31, 2001. In addition as at December 31, 2001 an amount of $261,000 was due from Osprey in respect of costs recharged in relation to the above services.

In the year ended December 31, 2001 Seatankers has provided insurance administration services to the Company. In the year ended December 31, 2001 management fees to Seatankers of $10,000 have been incurred by Golar. As at December 31, 2001 an amount of $10,000 was due to Seatankers in respect of these fees incurred.

Golar Management holds a promissory note executed by Mr. McDonald, Chairman of Golar Management and Technical Director, on April 21, 1998, under which Mr. McDonald promises to pay to Golar Management the principal sum of (pound)20,900 in monthly installments of (pound)317.55. The note carries an interest rate of three per cent and an acceleration clause in the event Mr. McDonald's employment with us is terminated for any reason or in the event of a default on payment by Mr. McDonald. Payments under the note commenced in May 1998 and the principal balance as of December 31, 2001 was (pound)8,577 or approximately $12,400

Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.

27. COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)                                December 31,     December 31,
                                                    2001             2000
Vessels pledged under long-term loans               609,607          513,900
===============================================================================

Other Contractual Commitments and contingencies

The Company currently insures the legal liability risks for its shipping activities with the United Kingdom Mutual Steamship Assurance Association (Bermuda), a mutual protection and indemnity association. Prior to February 2001 the Company insured such risks with The Britannia Steam Ship Insurance Association Ltd. As a member of a mutual association, the Company is subject to calls payable to the association based on the Company's claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

28. SUBSEQUENT EVENTS

A)   January 1, 2002 to March 31, 2002

In March 2002 the Company drew down $66.8 million on the loan facility signed with Lloyds TSB Bank Plc. for the purpose of financing the newbuilding number 2215. $52.6 million was used to re-pay loans from Greenwich in respect of the same vessel (see Note 26). In addition in March 2002 the third installment of $32.4 million in relation to newbuilding number 2215 was paid and was financed by drawing down on the loan facility.

In March 2002 the second installment of $16.2 million in relation to newbuilding number 2220 was paid and was financed from cash reserves.

B)   April 1, 2002 onwards

Since April 1, 2002 the Company has rescheduled certain of its installment payments for its newbuildings. This rescheduling is in consideration of interest payable to the relevant shipyards on the outstanding amount at rates between six and eight per cent per annum.

The following table summarizes installment payments made since April 1, 2002 and future rescheduled installments

                                   Hull No.   Hull No.   Hull No.   Hull No.  Total
(in millions of $)                 1444       2215       2220       1460
Payments  from  April 1, 2002
to September 30, 2002              16.3      32.4                     8.4      57.1
===================================================================================

Future Payments
2002 (three months)                16.3                   16.2       16.5      49.0
2003                              100.6      32.4         32.4       33.0     198.4
2004                                                      84.0       92.1     176.1
2005
2006 and later
Total                             116.9      32.4        132.6      141.6     423.5
===================================================================================

In June 2002, Golar obtained $16.3 million in loan finance from Greenwich, a related party, by way of an addendum to an existing loan agreement in respect of newbuilding hull numbers 1460 and 2220 in order to finance the second installment due on newbuilding hull number 1444. In connection with this, a subsidiary of Golar has guaranteed a loan of $16.3 million made to Greenwich by Nordea and Den norske Bank ASA and has entered into an assignment and security agreement in respect of its shipbuilding contract with Den norske Bank as security agent. No consideration has been paid by Greenwich for the provision of the guarantee. This addendum also extended the repayment date of the original loan, $32.7 million, from August 2002 until August 2003. The additional loan of $16.3 million is available for a period of four months and bears interest at a rate of LIBOR plus 2.625 per cent. This rate also applies to the original $32.7 million from June 2002. The rate increases to LIBOR plus three per cent on any amounts still outstanding as at February 20, 2003. The Company paid directly to the lenders a non-refundable arrangement fee of $323,000 in respect of this loan amendment. The rate of interest that Greenwich pays to the banks providing the above facilities is LIBOR plus 1.625 per cent.

In July 2002, the Company announced that it had reached agreement with British Gas to extend the charter of the Golar Freeze for a period of five years upon the expiration of the current charter in March 2003.

In September 2002, Greenwich confirmed the availability of an extension to the loan facility in respect of hull numbers 1460, 2220 and 1444. The total amount drawn down under this facility of $49.0 million can remain outstanding, if required, until December 2003. Greenwich also confirmed the availability of an additional $15 million facility for the payment of newbuilding installments should it be required.

In October 2002, the Company signed a loan agreement with certain of the Golar LNG facility lenders in respect of a facility in the amount of up to $60 million to be secured on the Company's existing five wholly-owned vessels as second priority charges. The agreement allows us to draw down a maximum of $60 million to assist in the financing of our newbuilding installment payments.

Golar LNG Limited
Unaudited Consolidated and Combined Condensed Statements of Operations for the six months ended June 30, 2002 and 2001
(in thousands of $, except per share data)


                                                  Six months        Six months
                                                  ended June    ended June 30,
                                                    30, 2002              2001

Operating revenues
Time charter revenues                                 63,735            52,787
Vessel management fees                                   785               992
-------------------------------------------------------------------------------
Total operating revenues                              64,520            53,779
-------------------------------------------------------------------------------
Operating expenses
Vessel operating expenses                             13,594            11,410
Administrative expenses                                2,708             2,656
Restructuring expenses                                     -             1,894
Depreciation and amortization                         15,682            16,238
-------------------------------------------------------------------------------
Total operating expenses                              31,984            32,198
-------------------------------------------------------------------------------
Operating Income                                      32,536            21,581
-------------------------------------------------------------------------------
Financial income (expenses)
Interest income                                          578             2,151
Interest expense                                    (12,045)          (17,634)
Other financial items                                (5,908)           (6,939)
-------------------------------------------------------------------------------
Net financial expenses                              (17,375)          (22,422)
-------------------------------------------------------------------------------
Income  (loss)  before  income taxes
and minority interest                                 15,161             (841)
-------------------------------------------------------------------------------
Minority interest in net income of subsidiaries         (50)             1,552
Income taxes                                              92               150
-------------------------------------------------------------------------------
Net income (loss)                                     15,119           (2,543)
===============================================================================

Earnings (loss) per share
Basic and diluted                                      $0.27            ($0.05)
===============================================================================

Golar LNG Limited
Unaudited Consolidated and Condensed Balance Sheet as of June 30, 2002 and 31 December 2001
(in thousands of $)
                                                      June 30,     December 31,
                                             Note     2002         2001
ASSETS
Current Assets
Cash and cash equivalents                               51,613      57,569
Restricted cash and short-term investments              13,235      14,163
Trade accounts receivable                                    -         188
Other  receivables, prepaid  expenses
and  accrued                                             3,008       2,602
income
Amounts due from related parties                           231         261
Inventories                                              2,571       2,650
--------------------------------------------------------------------------
Total current assets                                    70,658      77,433

Newbuildings                                   3       234,216     132,856
Vessels and equipment, net                             630,313     641,371
Deferred charges                                         6,003       4,177
Other long term assets                                     154         154
--------------------------------------------------------------------------
Total assets                                           941,344     855,991
===========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt              4        42,341      41,053
Current indebtedness due to related parties    4        16,259      85,278
Trade accounts payable                                   1,693       1,995
Accrued expenses                                        10,078       7,684
Amounts due to related parties                             870       1,049
Other current liabilities                               19,331      18,887
--------------------------------------------------------------------------
Total current liabilities                               90,572     155,946
Long-term liabilities
Long-term debt                                 4       593,478     483,276
Long-term debt due to related parties          4        32,703           -
Other long-term liabilities                             16,888      16,552
--------------------------------------------------------------------------
Total liabilities                                      733,641     655,774

Minority interest                                       18,188      25,820
Stockholders' equity                                   189,515     174,397
--------------------------------------------------------------------------
Total liabilities and stockholders' equity             941,344     855,991
==========================================================================

Golar LNG Limited
Unaudited Consolidated and Combined Condensed Statements of Cash Flows for the six months ended June 30, 2002 and 2001
(in thousands of $)

                                                                     Six months        Six months
                                                                     ended June        ended June 30,
                                                                      30, 2002         2001
Operating activities
Net income (loss)                                                       15,119           (2,543)
Adjustments to reconcile net income (loss) to net cash
Provided by operating activities:
       Depreciation and amortization                                    15,682            16,238
       Amortization of deferred charges                                    550             1,801
       (Loss) income attributable to minority                             (50)             1,552
       interests
       Drydocking expenditure                                          (1,757)           (5,476)
       Trade accounts receivable                                           188                40
       Inventories                                                          79             (499)
       Prepaid expenses and accrued income                               (406)           (1,107)
       Amount due from/to related companies                              (149)           (5,585)
       Trade accounts payable                                            (302)               287
       Accrued expenses                                                  3,184               456
       Other current liabilities                                          (11)             7,716
------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                        32,127            12,880
------------------------------------------------------------------------------------------------
Investing activities
       Cash paid for Osprey's LNG interests, net of                          -         (530,945)
       cash acquired
       Additions to newbuildings                                     (101,360)          (32,612)
       Additions to vessels and equipment                              (2,866)           (4,138)
       Restricted cash and short term investments                          928             (599)
       Purchase of short term investments                                    -          (18,417)
       Proceeds from maturity of short term                                  -            14,231
       investments
------------------------------------------------------------------------------------------------
       Net cash used in investing activities                         (103,298)         (572,480)
------------------------------------------------------------------------------------------------
Financing activities
     Proceeds from long-term debt                                      131,902           325,000
     Proceeds from short term debt due to related                       16,259                 -
     parties
     Repayments of long-term debt                                     (20,412)           (4,979)
     Repayments of short term debt due to related                     (52,575)                 -
     parties
     Financing costs paid                                              (2,376)           (2,788)
     Dividends paid to minority shareholders                           (7,583)                 -
     Proceeds from issuance of equity                                        -           274,500
------------------------------------------------------------------------------------------------
        Net cash  provided by financing activities                      65,215           591,733
------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                              (5,956)            32,133
Cash and cash equivalents at beginning of period                        57,569             5,741
Cash and cash equivalents at end of period                              51,613            37,874
================================================================================================

Supplemental disclosure for cash flow information:
Non-cash investing and financing activities:
Forgiveness of intercompany payables, dividend out and return of capital     -           455,890
Liabilities assumed in business combination                                  -           214,500

Golar LNG Limited
Notes to Unaudited Consolidated and Combined Financial Statements

1.  GENERAL

The accompanying financial statements and footnotes have been condensed and therefore do not contain all disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the Company's audited consolidated and combined financial statements.

The statements as of and for the six month periods ended June 30, 2002 and June 30, 2001 are unaudited. In the opinion of management, the unaudited interim financial statements contain all adjustments (which were of a normal recurring nature) necessary for a fair statement of the results for the interim periods.

The results of operations for the six month periods ended June 30, 2002 and June 30, 2001 are not necessarily indicative of those for a full fiscal year.

The Company has sufficient facilities to meet its anticipated funding needs until August 2003. These facilities include $15 million from a related party which can be drawn down as needed in 2003 until such time as permanent financing has been secured. As at October 2002 additional facilities of $316 million will be needed to meet commitments under the newbuilding construction program in August 2003 and thereafter. It is intended that these facilities will come from a combination of debt finance, lease arrangements for existing vessels and cash flow from operations. Alternatively, if market and economic conditions favor equity financing, the Company may raise equity to fund a portion of the construction costs. The Company is in advanced negotiations with a number of financial institutions and others to provide sufficient facilities to meet these construction commitments in full as they fall due. Accordingly, the financial statements have been prepared on a going concern basis of accounting.

2.  ADOPTION OF NEW ACCOUNTING STANDARDS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is generally for transactions occurring after May 15, 2002. The adoption of SFAS No. 144 by the Company did not have any impact on the Company's consolidated results of operations, financial position or liquidity.

In July 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied by the Company prospectively to exit or disposal activities initiated after December 31, 2002.

3.   NEWBUILDINGS

(in thousands of $)                                      June 30,   December 31,
                                                         2002       2001

Purchase price installments at end of period             227,135    129,864
Interest and other costs capitalized at end of period      7,081      2,992
-------------------------------------------------------------------------------
                                                         234,216    132,856
===============================================================================

The Company has contracts to build four new LNG carriers at a total cost of $658.9 million, excluding financing costs. As at June 30, 2002, the installments for these vessels were due to be paid as follows:

(in millions of $)

Paid in 18 months to June 30, 2002                                  227.1
Payable in six months to December 31, 2002                           57.3
Payable in 12 months to December 31, 2003                           198.4
Payable in 12 months to December 31, 2004                           176.1
                                                                    -----
                                                                    658.9
                                                                    =====

At June 30, 2002, the Company did not have facilities in place to finance its entire newbuilding program. As of October 11, 2002 the Company had total loan facilities of $304 million, to finance its newbuilding program. These consist of a $180 million facility from Lloyds TSB Bank Plc ( $162 million is in respect of the contract cost and the balance is for associated finance costs and other sundry items) of which $129.6 million has been drawn down to finance newbuilding installments, $64.0 million from a related party, Greenwich, of which $49.0 million has been drawn down and a $60 million facility from certain of the Golar LNG facility lenders. The Company will then require additional financing of approximately $316 million to fund all of its newbuilding construction commitments.

Since June 30, 2002 the Company has rescheduled certain of its installment payments for its newbuildings. This rescheduling is in consideration of interest payable to the relevant shipyards on the outstanding amount at rates between six and eight per cent per annum. This has resulted in the installments due in the six months to December 31, 2002 and years ended December 31, 2003 and 2004 being changed to $57.3 million, $198.4 million and $176.1 million respectively.

4.  DEBT

In the six month period from January 1, 2002 to June 30, 2002, the Company has drawn down additional debt and the debt outstanding at June 30, 2002 was as follows:

(in thousands of $)                                      June 30,   December 31,
                                                          2002      2001

Total long-term debt due to third parties                 635,819    524,329
Total long-term debt due to related parties                32,703          -
Total short-term debt due to related parties               16,259     85,278
----------------------------------------------------------------------------
Total debt                                                684,781    609,607
Less: current portion of long-term debt
due to third parties                                      (42,341)   (41,053)

Less: current portion of long-term debt and
short-term debt due to related parties                    (16,259)   (85,278)
----------------------------------------------------------------------------
                                                          626,181    483,276
============================================================================

The outstanding debt as of June 30, 2002 is repayable as follows:

Year ending December 31,
(in thousands of $)

2002 (six months to December 31, 2002)                                36,901
2003                                                                  77,142
2004                                                                  46,532
2005                                                                  50,133
2006                                                                  59,494
2007 and later                                                       414,579
----------------------------------------------------------------------------
Total                                                                684,781
============================================================================

In September 2002 Greenwich Holdings Ltd, a related party, confirmed the availability of an extension of its outstanding loans, totaling $49.0 million until December 2003, should this be required.

At June 30, 2002, the debt of the Company comprised the following:

(in thousands of $)

Greenwich loans                                                       48,962
Mazo facility                                                        198,917
Golar LNG facility                                                   305,000
Lloyds TSB facility                                                  131,902
-----------------------------------------------------------------------------
                                                                     684,781
=============================================================================

5. RELATED PARTY TRANSACTIONS

In March 2002 the Company repaid loans from Greenwich Holdings Limited ("Greenwich") totaling $52.6 million. Greenwich is a company affiliated with Mr. John Fredriksen, who indirectly controls the Company's largest shareholder, Osprey Maritime Limited.

In June 2002, Golar obtained $16.3 million in loan finance from Greenwich, a related party, by way of an addendum to an existing loan agreement in respect of newbuilding hull numbers 1460 and 2220 in order to finance the second installment due on newbuilding hull number 1444. In connection with this, a subsidiary of Golar has guaranteed a loan of $16.3 million made to Greenwich by Nordea and Den norske Bank ASA and has entered into an assignment and security agreement in respect of its shipbuilding contract with Den norske Bank as security agent. No consideration has been paid by Greenwich for the provision of the guarantee. This addendum also extended the repayment date of the original loan, $32.7 million, from August 2002 until August 2003. The additional loan of $16.3 million is available for a period of four months and bears interest at a rate of LIBOR plus 2.625 per cent. This rate also applies to the original $32.7 million from June 2002. The rate increases to LIBOR plus three per cent on any amounts still outstanding as at February 20, 2003. The Company paid directly to the lenders a non-refundable arrangement fee of $323,000 in respect of this loan amendment. The rate of interest that Greenwich pays to the banks providing the above facilities is LIBOR plus 1.625 per cent.

In the six months ended June 30, 2002 the Company paid interest of $1,230,560 to Greenwich in respect of loan finance received. As at June 30, 2002 $661,392 of the interest due to Greenwich was outstanding.

In the six months ended June 30, 2002 Frontline Management (Bermuda) Limited, a subsidiary of Frontline Ltd. ("Frontline") has provided services to the company. These services include management support, corporate services and administrative services. In the six months ended June 30, 2002, management fees to Frontline of $177,750 have been incurred by Golar. As at June 30, 2002 an amount of $92,000 was due to Frontline in respect of these fees and costs incurred. Frontline is a publicly listed company. Its principal shareholder is Hemen Holding Limited, a company indirectly controlled by John Fredriksen.

In the six months ended June 30, 2002 Seatankers Management Co. Ltd., which is indirectly controlled by Mr. John Fredriksen, has provided insurance administration services to the Company. In the six months ended June 30, 2002, management fees to Seatankers of $10,000 have been incurred by Golar. As at June 30, 2002 an amount of $10,000 was due to Seatankers in respect of these fees incurred.

Golar Management holds a promissory note executed by Mr. McDonald, Chairman of Golar Management and Technical Director, on April 21, 1998, under which Mr. McDonald promises to pay to Golar Management the principal sum of (pound)20,900 in monthly installments of (pound)317.55. The note carries an interest rate of three per cent and an acceleration clause in the event Mr. McDonald's employment with us is terminated for any reason or in the event of a default on payment by Mr. McDonald. Payments under the note commenced in May 1998 and the principal balance as of June 30, 2002 was (pound)6,789 or approximately $10,400.

Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.

6. SUBSEQUENT EVENTS

In July 2002, the Company announced that it had reached agreement with British Gas to extend the charter of the Golar Freeze for a period of five years upon the expiration of the current charter in March 2003.

In September 2002, Greenwich confirmed the availability of an extension to the loan facility in respect of hull numbers 1460, 2220 and 1444. The total amount drawn down under this facility of $49.0 million can remain outstanding, if required, until December 2003. Greenwich also confirmed the availability of an additional $15 million facility for the payment of newbuilding installments should it be required.

In October 2002, the Company signed a loan agreement with certain of the Golar LNG facility lenders in respect of a facility in the amount of up to $60 million to be secured on the Company's existing five wholly-owned vessels as second priority charges. The agreement allows us to draw down a maximum of $60 million to assist in the financing of our newbuilding installment payments.